

2022 Annual Report

PIPER | SANDLER

PIPER | SANDLER

We are a leading investment bank

We enable growth and success for our clients through deep sector expertise, candid advice and a differentiated, highly productive culture.

OUR MISSION

We connect capital with opportunity to create value and build a better future.

OUR VALUES

We create and implement superior financial solutions for our clients.
Serving clients is our fundamental purpose.

We earn our clients' trust by delivering the best guidance and service.
Great people working together as a team are our competitive advantage.

As we serve, we are committed to these core values:

- Always place our clients' interests first
- Conduct ourselves with integrity and treat others with respect
- Work in partnership with our clients and each other
- Attract, retain and develop a diverse group of the best people in a high-quality, inclusive environment
- Contribute our talents and resources to serve the communities in which we live and work



Financial highlights

Piper Sandler generated another strong year with adjusted net revenues of $1.43 billion and adjusted diluted earnings of $11.26 per share for 2022. Our results reflect the benefits and durability of our diversified and scaled business and we delivered our second strongest year on record against a challenging market backdrop. In addition, we returned $295 million to shareholders through share repurchases and dividends, and completed three acquisitions to continue growing the long-term earnings capacity and market presence of our firm.

SUMMARY OF ADJUSTED FINANCIAL RESULTS*

	For the year ended December 31,				
($ in millions, except per share data)	2018	2019	2020	2021	2022
Advisory services	$394.1	$440.7	$443.3	$1,026.1	$776.4
Corporate financing	123.1	105.3	295.3	362.8	125.3
Municipal financing	71.8	83.4	119.8	164.3	107.7
Equity brokerage	77.1	87.6	161.4	154.1	210.3
Fixed income	47.6	80.3	196.3	233.5	195.0
Investment income	7.4	11.5	10.4	35.0	1.6
Interest income, net of expense	21.1	16.8	8.5	4.7	17.4
Adjusted net revenues	$742.2	$825.6	$1,235.0	$1,980.5	$1,433.7
Adjusted operating income	$113.4	$138.2	$250.3	$550.0	$269.2
Adjusted operating margin	15.3%	16.7%	20.3%	27.8%	18.8%
Adjusted net income	$87.4	$106.2	$177.6	$399.0	$201.3
Adjusted diluted earnings per share	$5.72	$7.36	$10.02	$21.92	$11.26
Total dividend per share related to fiscal year adjusted net income	$2.51	$2.25	$3.10	$9.45	$3.65
Total capital returned through share repurchases and dividends paid	$118.1	$86.2	$50.1	$169.3	$294.9



Adjusted Net Revenues*
($ in millions)
$742
$826
$1,235
$1,980
$1,434
2018
2019
2020
2021
2022
Adjusted Diluted EPS*
$5.72
$7.36
$10.02
$21.92
$11.26
2018
2019
2020
2021
2022

** Financial measures presented above and included in the following letter to our fellow shareholders are on a non-GAAP, adjusted basis. The non-GAAP measures are not meant to be considered in isolation or as a substitute for the corresponding U.S. GAAP measures. Please refer to the Appendix for a reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measure.*

To our fellow shareholders:

Over the last five years, we have executed a strategy of broadening our areas of industry expertise, building scale and operating leverage across the firm, and expanding our product capabilities. As a result, we have elevated the earnings capacity of our business and built a stronger and more durable platform capable of driving long-term shareholder returns across market cycles.

The last two years have reinforced the importance and success of this strategy. We delivered our strongest two years on record in very different market environments. 2021 was an exceptional year with very accommodative market conditions that allowed us to showcase the earnings power of our platform and deliver record financial results. 2022 highlighted the durability and resiliency of our more scaled and diverse, "all-weather" platform against a backdrop of macroeconomic uncertainty and market volatility allowing us to achieve the firm's second highest adjusted net revenues, net income, and diluted EPS on record.

For 2022, we generated adjusted net revenues of $1.4 billion which were down 28% from an exceptional 2021, but 16% higher compared to 2020. Performance was led by advisory services, which generated 54% of total adjusted net revenues, and our equity brokerage business, which delivered a record year. Adjusted net income of $201 million for 2022 and adjusted earnings per diluted share of $11.26 were both lower compared to the exceptional 2021, but also increased relative to 2020. In addition to solid absolute performance for 2022, we retained or grew market share in many of our businesses.

Our enhanced scale and capabilities have increased margins and profitability while providing significant opportunities for continued growth. We believe that our shareholders will continue to benefit over the long term through disciplined capital deployment towards growth initiatives that are aligned with our core strategy. 2022 marked a successful year on that front as we welcomed three high-quality firms to Piper Sandler: Cornerstone Macro, Stamford Partners, and DBO Partners. These investments expand our sector coverage, product capabilities, geographic reach, and client footprint to further enhance our earnings power and diversification in order to continue driving higher returns for our shareholders through market cycles.

$1.4 billion
2022 adjusted net revenues

93%
Increase over 2018

$776 million
2022 advisory services revenues

97%
Increase over 2018

$201 million
2022 adjusted net income

130%
Increase over 2018

$11.26
2022 adjusted diluted EPS

97%
Increase over 2018

In February 2022, we completed the acquisition of Cornerstone Macro, a best-in-class macro research and equity derivatives trading firm. This combination further strengthens our position as a top institutional equities research, sales, and trading platform, and has proven to be synergistic. The addition of the Cornerstone Macro team has resulted in exceptional client feedback and retention and elevated the brand and market reach of our equities business as evidenced by increased client vote metrics. We see the opportunities to continue to grow market share over time as a result of this combination.

In June 2022, we acquired Stamford Partners, an M&A boutique focused on European food and beverage companies. The addition of Stamford Partners is highly complementary to our existing food and beverage practice and broader consumer efforts and creates significant opportunities to further expand our reach and ability to win larger mandates in both Europe and the United States.

In October 2022, we closed on the acquisition of DBO Partners, a technology investment banking firm. The combination doubles the size of our technology practice to over 50 professionals and adds exceptional talent and enhanced scale. DBO Partners also adds new sectors and capabilities, allowing us to reach more clients and expand our market share. The team brings a strong track record of working with market-leading businesses and enhances our standing with both large cap corporate and financial sponsor clients. In addition, DBO Partners' general partner advisory practice adds a valuable capability to offer our financial sponsor clients. Growing our technology franchise has been a key strategic priority and this combination creates a platform to accelerate our growth in this important sector.

Our Diversified and Scaled Platform is Driving Long-Term Growth


Adjusted Net Revenues, Net Income and Diluted EPS
($ in millions, except per share data)
Advisory Services
Corporate & Municipal Financing
Institutional Brokerage
Investment Income & Net Interest Income
10-YR CAGR: Net Revenues 13% / Diluted EPS 19%
$423
$167
$142
$91
$441
$147
$165
$83
$558
$157
$172
$198
$599
$155
$204
$210
$690
$162
$186
$305
$825
$155
$191
$443
$742
$125
$195
$394
$826
$168
$189
$441
$1,235
$358
$415
$443
$1,980
$388
$527
$1,026
$1,434
$405
$233
$776
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

	2012	2015	2018	2021	2022
Adjusted Net Income	$37	$50	$87	$399	$201
Adjusted Diluted EPS	$2.03	$3.18	$5.72	$21.92	$11.26

We also moved our business forward during 2022 through recruiting efforts. Within investment banking, we hired managing directors to strengthen and broaden our industry and product coverage with notable additions in healthcare services, automotive aftermarket, transportation and logistics, and restructuring. We finished the year with 159 investment banking managing directors on our platform—the most in firm history. We also made several targeted hires within our fixed income business to increase product depth and client specialization. Historically, periods of market downturn yield opportunities to add talent. However, as always, we remain disciplined and selective with the investments we make.

In addition to investing in the business to accelerate growth, we remain committed to returning capital to drive shareholder returns through our dividend policy and repurchasing shares of our common stock. During 2022, we deployed $295 million of capital towards share repurchases and dividends paid. We repurchased approximately 1.4 million shares of our common stock which more than offset the dilution from our annual grants and acquisitions made during the year. Total dividends related to fiscal year 2022 amounted to $3.65 per share of common stock, or a payout ratio of 32% of adjusted net income. The 2022 total dividend was lower compared to the record 2021 given the active year of capital deployed towards acquisitions and share repurchases.

We support the success of the firm through our commitment to the growth, development and engagement of our employees. Of particular focus is advancing diversity, equity and inclusion across the firm. We continue to make progress in this space through our four strategic pillars: accountability, representation, advancement, and inclusion. Striving to be a diverse organization where all employees can thrive will help us yield strong results for our clients and shareholders.

$295 million

Capital returned to shareholders during 2022

1.4 million

Shares of common stock repurchased during 2022

$3.65/share

Total dividend related to fiscal year 2022 results

INVESTMENT BANKING

Investment banking, which consists of advisory services and corporate financing, delivered its second strongest year on record with revenues of $902 million for 2022. Although down 35% compared to the record 2021 as capital markets and private equity activity declined sharply in 2022, investment banking revenues grew 22% compared to 2020. We benefitted from sector and product diversification as well as balanced coverage between strategic and private equity clients. Performance for 2022 was broad-based, led by financial services and included record years from both our energy & power and restructuring groups. Each of these teams were added through acquisition, highlighting the quality of firms that chose to join our platform as well as our ability to drive growth through synergistic partnership.

Our performance within financial services was balanced across depositories and the non-depository sectors. We remained the No. 1 advisor in U.S. M&A for banks based on number of announced transactions during 2022, and we advised on seven of the 10 largest announced transactions. When we combined with Sandler O'Neill at the beginning of 2020, one of our growth objectives was to expand our non-depository business and we are experiencing strong momentum on that front. We have been adding headcount to expand our insurance, asset & wealth management, and real estate practices, and have nearly doubled our non-depository revenues since the acquisition. By leveraging our broad financial sponsor coverage capabilities, we are winning more and larger mandates on a regular basis in these sectors.

Our energy & power group delivered a record year in 2022. We retained our leadership in oilfield services where we rank as the top advisor based on both completed and announced deals. Over the last few years, we have diversified our energy & power franchise by building a solid presence in upstream, and renewable energy. With one of the largest and most tenured teams on the Street, we are confident about future trajectory of this group.


Investment Banking Revenues
($ in millions)
Corporate Financing
Advisory Services
$161
$70
$91
2012
$178
$94
$83
2013
$308
$110
$198
2014
$325
$114
$210
2015
$377
$72
$305
2016
$544
$100
$443
2017
$517
$123
$394
2018
$546
$105
$441
2019
$739
$295
$443
2020
$1,389
$363
$1,026
2021
$902
$125
$776
2022

Our investment banking results for 2022, against a backdrop of challenging market conditions, are the culmination of well-executed growth initiatives—growing our advisory business, strengthening and expanding our industry expertise, adding new products and capabilities, and partnering with great firms and top-tier talent. Over the last decade, we have grown our investment banking revenues five-fold or at a CAGR of 19% driven primarily by best-in-class growth of our advisory business. We have added three industry verticals (chemicals, energy & power, and financial services), expanded our four existing industry teams (consumer, diversified industrials & services, healthcare, and technology), enhanced our equity capital markets, debt capital markets and restructuring product capabilities, and increased our managing director headcount from 44 to 159. We are more relevant, provide more deal flow, and offer more product capabilities to a larger, more diverse client base.

Last year we set a goal of growing annual investment banking revenues to $2.0 billion over the next several years. We believe we can achieve this goal by using the same successful playbook as the last decade: scaling industry teams, product share gains, increasing transaction and fee size, and corporate development.

Advisory Services

Advisory services generated revenues of $776 million for 2022—the second strongest year in firm history. We completed 301 advisory transactions during 2022, which compares to 425 for the record prior year. The market environment during most of the year was impacted by macroeconomic uncertainty, which prolonged transaction timelines and the conversion of our mandated pipelines. In addition, rising interest rates and a volatile debt market reduced financing options, particularly for financial sponsors. Our performance illustrates what our diverse and scaled platform can achieve in challenging markets.

Specific to M&A, we closed or announced 230 deals with over $82 billion in aggregate transaction value. With a core focus on taking longer strides rather than more, the trend of advising on larger transactions and generating larger average fees continues to be a key driver to the growth of our advisory business. Notwithstanding softer market conditions, we were able to hold our average fee size year-over-year. We continue to take market share and for 2022, Piper Sandler ranked as the No. 2 advisor in U.S. M&A based on the number of announced deals < $1.0 billion.

159

Investment banking managing directors

No. 2

Advisor in U.S. M&A based on # of announced deals < $1B (ranked No. 26 in 2012)

No. 1

Advisor in U.S. M&A for banks based on # of announced transactions (not ranked in 2012)

301

Advisory transactions completed during 2022

$82+ billion

Aggregate value of 230 closed or announced M&A deals during 2022

In addition, we benefitted from our balanced strategic and private equity client base. Our revenues from strategic clients during the year were resilient and on par with a strong 2021. Advisory revenues from strategic clients represented approximately 54% of total advisory revenues for 2022, compared to approximately 42% for 2021. This helped offset lower revenues from private equity clients as interest rate increases and a choppy debt market negatively impacted financial sponsor deal activity. Despite the challenging market, private equity firms and portfolio companies continue to maintain record amounts of capital to deploy. With one of the largest middle-market private equity advisory businesses on the Street, we are well-positioned to advise this client base when markets improve.

We remain focused on continuing to grow our advisory business by leveraging our expanded market presence and sector coverage, increasing our share of clients' wallet across our various product lines and enhancing our talent base through recruiting and strategic investments.

$48+ billion

Capital raised for corporate clients during 2022

No. 8

Book runner of equity underwritings for companies with < $5B market cap, excluding SPACs (ranked No. 14 in 2012)

No. 1

Book runner of community and regional bank debt issuance (not ranked in 2012)

Corporate Financing

The markets for corporate financing activity were extremely challenging during the year as increased volatility, declining valuations and reduced demand largely kept issuers on the sidelines. Following an unprecedented 2021 when the U.S. equity fee pool surpassed $20 billion for the first time in history, the fee pool for 2022 was the lowest in over 20 years—a decline of more than 60% from the average over the last decade.

Against this backdrop, Piper Sandler generated $125 million of corporate financing revenues for 2022, down 65% compared to the record 2021. We completed a total of 85 equity, debt and preferred underwriting transactions, raising over $48 billion for corporate clients. Activity for us was centered around healthcare and financial services clients.

Equity financings drove our performance for 2022, and particularly financings for healthcare companies. Maintaining their position as a book run franchise, the healthcare team served as book runner on 30 of the 31 deals completed during the year. In addition, our financial services team completed 30 debt and preferred stock offerings for depositories and other financial services companies.

PUBLIC FINANCE

Our public finance franchise, centered around municipal financing activity, experienced unfavorable market conditions in 2022 resulting from higher nominal rates, interest rate volatility and a lack of investor demand. Market issuance for 2022 totaled approximately $390 billion of par value, down 19% compared to $483 billion for 2021. However, due to significant fund outflows, high-yield new issuance for 2022 declined approximately 40% year-over-year.

Against this backdrop, we generated $108 million of municipal financing revenues for 2022, down 34% from the record prior year as a meaningful component of our public finance business is in high-yield specialty sectors. We underwrote 571 municipal negotiated transactions (ranking No. 2), raising over $14 billion of par value for clients (ranking No. 9) across 40 states within both our governmental and specialty businesses. Though markets were tough, our broad, national platform provided some bright spots including Texas and Kansas as well as the housing and hospitality sectors.

We remain focused on continuing to advance our leadership position in every geographic and specialty market where we compete, and our longstanding commitment and public finance expertise make us a natural destination for talent looking to best serve their clients.

571

Municipal negotiated issuances priced during 2022

$14+ billion

Aggregate par value raised for clients through municipal negotiated issues during 2022

4.7%

Par value market share for municipal negotiated transactions
(2.5% in 2012)



Municipal Financing Revenues
($ in millions)
$72
$71
$62
$89
$114
$90
$72
$83
$120
$164
$108
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

INSTITUTIONAL BROKERAGE

Institutional brokerage delivered another record year with $405 million of revenues for 2022, up 5% over the prior year, as we helped clients navigate the changing market landscape with elevated volatility and volumes. Through successful execution and integration of strategic acquisitions and new hires, we have significantly increased the scale and diversification across our institutional brokerage businesses. The breadth of our client footprint, product capabilities, and market leadership provided counterbalance to overall challenging markets during 2022.

Essential to the investment banking business, our team of nearly 200 sales professionals in both equities and fixed income are instrumental in distributing our equity and debt new issue deals. Several years ago, we made a deliberate effort to grow our brokerage businesses which were rangebound in revenues for most of the last 10 years, partly due to a consolidating market. Since then, we have grown revenues to over $400 million, driving efficiencies in our cost and capital structure and meaningful expansion in our operating margins and returns in this business.



Institutional Brokerage Revenues
($ in millions)
Fixed Income
Equity Brokerage
$167 $147 $157 $155 $162 $155 $125 $168 $358 $388 $405
$92 $58 $75 $76 $74 $75 $48 $80 $196 $234 $195
$74 $89 $82 $79 $88 $80 $77 $88 $161 $154 $210
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

11 billion

Equity shares traded for 1,700+ unique clients during 2022

No. 14

Institutional broker in U.S. equities cash trading (ranked No. 24 in 2012)

Equity Brokerage

Equity brokerage revenues of $210 million for 2022 represented a firm record and increased 37% compared to the prior year driven by the addition of Cornerstone Macro in February 2022 as well as market share gains. Our performance was broad across trading desks with high-touch, program, derivatives, and algo all generating strong activity. We traded 11 billion shares during 2022 for over 1,700 unique clients. The breadth of our client base allows us to cross a significant portion of executed cash trades, resulting in no market impact for our clients—a valuable differentiator and a reflection of the trust clients place in us.

In addition, strong collaboration between our fundamental analysts and macro research analysts has brought a valuable and differentiated view to our clients. Our company-specific research maintains 1,000 domestic stocks under coverage and ranks as one of the largest research platforms in the small- to mid-cap category.

Over the last five years, we have significantly transformed our equities business with accretive combinations, and our client retention has been exceptionally strong highlighting the complementary nature of the firms we added. Our strategic initiatives have aided in the outperformance of overall market trends and consistent market share gains. We take pride in our accomplishment of building a durable, $200 million+ equities business, and believe there is more runway to cross-sell our products.

1,000

U.S. companies covered by our research platform

No. 2

Equity research platform in the small- to mid-cap category for 2022 (U.S. coverage is up 51% compared to 2012)

Fixed Income

Fixed income revenues of $195 million for 2022 declined 17% over the record prior year driven by challenging market conditions. Volatility and uncertainty around the terminal level of interest rates, combined with an inverted yield curve, negatively impacted activity among our depository clients. However, our non-depository clients provided some resiliency with increased activity year-over-year, partially offsetting the declines from our depository clients.

Our fixed income strategy centered on providing value through differentiated expertise and analytics tailored to our defined client verticals allows us to operate with minimal use of the firm’s balance sheet and maintain a low risk profile. Over the last five years, we have reduced fixed income inventory by 81% while revenues have more than doubled, driving increased returns in the business. As we continue to invest in the platform, we believe there is significant runway in realizing the synergies from our enhanced scale and we see opportunities to increase productivity by capitalizing on our expanded client base and successfully cross-selling our unique product and strategic capabilities.

160%

Increase in fixed income revenues over the last five years

81%

Reduction in fixed income inventory over the last five years

As an investment bank, our business is susceptible to market conditions and macro environments that are ever-changing. Over the last five years, while we have experienced many different markets, we have made great strides elevating the earnings power and market reach of our platform. Each business is more diversified and scaled, with deeper and broader client relationships, and we have dramatically increased our market position in all of our businesses. Despite unfavorable market conditions for most of the year, our intense strategic focus and operating discipline positioned us to navigate these challenges and deliver another successful year.

We are excited to continue executing our long-term strategic objectives just as we have done over the past several years. In order to meet these objectives, we remain focused on:

- Continuing to expand our business through strategic investments and selectively adding partners who share our client-centric culture and can leverage our platform to better serve clients;
- Executing on the scaled platform we have built by collaborating across business lines to fully realize the revenue synergies resulting from our recent investments;
- Growing our investment banking platform through market share gains, accretive combinations, developing internal talent, and continued sector, product and geographic expansion;
- Strengthening and growing our differentiated, specialty sector business in public finance and expanding the number of states where we are a market leader in the governmental business;
- Leveraging the scale within our equity brokerage and fixed income platforms, driven by our expanded client base and product offerings, to continue to grow market share; and
- Prudently managing capital to maintain our balance sheet strength with ample liquidity and flexibility through all market conditions.

Our success is and continues to be driven by the hard work of our employee partners. We thank our partners for their ongoing dedication to serving our clients, and we congratulate them on another great year.

On behalf of our fellow partners across Piper Sandler, we would like to thank you, our shareholders, for your trust. We look forward to continuing to serve the best interests of our clients, employees, shareholders, and communities.

Chad Abraham
Chairman and Chief Executive Officer

Debbra Schoneman
President

OUR CULTURE

Our 127-year legacy has perpetuated because of the partnerships we forge—among our clients, our employees and the communities where we live and work. Our empowered entrepreneurial culture recognizes the value of our individual employees and gives them the flexibility to pursue opportunities.



We are collaborative, not prescriptive across teams rendering unique solutions. Our teams are intelligent and industrious—we consistently roll up our sleeves to dig deeper and go farther for clients and we know where to focus our resources for maximum return. Diversity, equity and inclusion—we commit to encouraging and valuing inclusivity because every partner contributes unique perspectives.

DIVERSITY, EQUITY & INCLUSION (DEI)

We believe diverse, equitable and inclusive teams with unique backgrounds, skills, and experiences create an ideal environment in which our employees can thrive, personally and professionally, while contributing their unique and valuable perspectives to the firm.

We strive to enable bright, committed people to work in partnership within an inclusive environment that allows each person to achieve personal success and add value to our teams and communities. By living up to the values of our organization we support our employees and benefit our clients and shareholders.

Strategic Focus Areas

- Accountability – Through performance goals, engagement surveys and our DEI Council, we drive awareness and accountability for DEI across the firm.
- Representation – Through tailored undergraduate and graduate programs, focused community partnerships and thoughtful onboarding processes, we strive to attract, recruit and retain a diverse and talented workforce.
- Advancement – Through training, mentorship and sponsorship and intentional talent management processes, we seek to provide equitable access to career growth and advancement.
- Inclusion – Through training, engagement and employee resource group communities, we create a culture that embraces, celebrates and leverages differences.

DEI Council

The DEI Council serves as an advisory board charged with driving and guiding policies, initiatives, and programs that support the Firm's diversity, equity and inclusion objectives.

Employee Resource Networks

The firm has cultivated five employee resource networks that work in partnership with the DEI Council:

- Multicultural Network – Unlocks the power of multicultural diversity and inclusion by promoting racial and cultural awareness within our firm and our communities.
- Pride Network – Dedicated to fostering the inclusion of LGBTQ+ employees and their allies through awareness, education, empowerment, and involvement with the communities in which we live and work.
- Veterans Network – Supports former military personnel within and beyond Piper Sandler. This group serves as an internal resource for community engagement, training, events, recruiting initiatives, and assisting veterans in their transition to the corporate workforce.
- Women's Network – An inclusive, companywide network designed to foster gender equity through networking, career development, philanthropy and informal mentorship.
- Young Professionals Network – Provides a forum for employees to develop professionally, build lasting connections, foster collaboration across the firm, and enrich the communities in which we live and work.

Recruiting Underrepresented Talent

We maintain two internal programs focused on recruiting underrepresented talent:

- Career Exploration Program (CEP) – Piper Sandler's hallmark diversity recruiting program for undergraduate candidates. The event serves as a pipeline for our summer internship opportunities across Piper Sandler offices nationwide. The CEP application process is open to students from all majors and disciplines and is designed to attract high-achieving, underrepresented candidates, which include women, Black, Hispanic/Latinx, Native American, Asian, veteran, and LGBTQ+ students.
- Piper Sandler MBA Fellowship Program – Aims to provide outstanding women, Black, Hispanic/Latinx, and Native American MBA students with a financial award for exceptional achievement and a summer associate internship between the first and second year of business school. Recipients receive an additional award upon receiving and accepting a full-time associate position.

In addition to our internal programs, we partner with Seizing Every Opportunity and The Greenwood Project to identify and recruit underrepresented talent. We continue to review additional partnerships to expand our diversity recruiting efforts.

COMMUNITY LEADERSHIP

Community giving has always been integral to the values and guiding principles of Piper Sandler. We offer both employee and corporate giving programs and funding to nonprofit organizations to make a positive impact on the communities where we live and work.

$7 million

Charitable contributions made by Piper Sandler and employees in 2022

1,800+

Organizations reached during 2022 through employee efforts

Employee Giving and Corporate Matching

One of our core guiding principles is to contribute our talents and resources to serve the communities in which we live and work. We encourage and support our employees' individual philanthropic interests through the Matching Gifts Program and our Annual Charitable Giving Campaign. We also provide Disaster Relief through funds set up to assist employees, clients or partners who live or work in an area directly affected by a disaster. Disaster Relief funds benefit specific, predetermined nonprofits, and all employee contributions are matched by Piper Sandler.

Employee Volunteer Programs

We support the organizations in which our employees donate their time and resources through grant opportunities. The Community Leader Grant encourages and supports sustained volunteerism for employees who contribute more than 40 hours annually to a qualifying nonprofit and serve as a member of its board of directors. The Volunteer Program Grant provides direct gifts to qualifying nonprofit organizations where an employee volunteers 40 hours or more in a year.

Corporate Giving & Community Support

Piper Sandler provides corporate funding to nonprofits that are aligned with our two focus areas of increasing education opportunities for black, indigenous and people of color (BIPOC) communities creating development and employment opportunities these students might not otherwise have, and stabilizing the circumstances for disadvantaged youth by helping students and their families meet basic needs.

Piper Sandler contributes a consistent percentage of its pre-tax earnings to the community as part of the Minnesota Keystone Program, a voluntary initiative promoting corporate support for communities. We have been a member of this program for more than 40 years.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

Piper Sandler is applying a strategic approach to ESG by prioritizing our efforts to create the greatest impact. Integration of ESG in our business activities is firmly rooted in our ability to serve our clients and remain responsive to their ever-evolving industries. In 2022, we released our inaugural ESG report which summarized our findings from a comprehensive ESG issues assessment in 2021. The assessment incorporates the expectations of internal and external stakeholders and is anchored in leading frameworks and ratings analyses. This foundational work has informed the development of our ESG reporting and program prioritization efforts and we look forward to sharing updates on our progress, new areas of focus and additional improvements in the future.

BOARD OF DIRECTORS

Chad R. Abraham
Chairman and Chief Executive Officer
Piper Sandler Companies

Jonathan J. Doyle
Vice Chairman and Head of Financial Services
Piper Sandler Companies

William R. Fitzgerald
Former Chairman and Chief Executive Officer
Ascent Capital Group, Inc.

Victoria M. Holt
Former President and Chief Executive Officer
Proto Labs, Inc.

Robbin Mitchell
Senior Advisor and Former Partner and
Managing Director
Boston Consulting Group

Thomas S. Schreier Jr.
Former Vice Chairman
Nuveen Investments, Inc.
Former Chairman
Nuveen Asset Management

Sherry M. Smith
Former Executive Vice President and
Chief Financial Officer
SUPERVALU INC.

Philip E. Soran (Lead Independent Director)
Former President and Chief Executive Officer
Compellent Technologies, Inc.

Brian R. Sterling
Former Managing Director
Piper Sandler Companies

Scott C. Taylor
Former Executive Vice President,
General Counsel, and Corporate Secretary
NortonLifeLock Inc. (formerly Symantec Corp.)

LEADERSHIP TEAM

Chad R. Abraham
Chairman and Chief Executive Officer

Debbra L. Schoneman
President

James P. Baker
Global Co-Head of Investment Banking and
Capital Markets

John Beckelman
Head of Fixed Income

Timothy L. Carter
Chief Financial Officer

Michael R. Dillahunt
Global Co-Head of Investment Banking and
Capital Markets

Jonathan J. Doyle
Vice Chairman and Head of Financial Services

Christine N. Esckilsen
Chief Human Capital Officer

Frank E. Fairman
Head of Public Finance

John W. Geelan
General Counsel and Secretary

J.P. Peltier
Global Group Head of Healthcare Investment
Banking

Shawn C. Quant
Chief Information and Operations Officer

Thomas P. Schnettler
Vice Chairman of Piper Sandler & Co.

APPENDIX – RECONCILIATION OF U.S. GAAP FINANCIAL MEASURES TO ADJUSTED, NON-GAAP FINANCIAL MEASURES

The financial highlights and letter to shareholders include non-GAAP, or ‘‘adjusted,’’ financial measures. The corresponding reconciliations of these non-GAAP financial measures to the most comparable U.S. GAAP financial measures are included below.

The non-GAAP financial measures include adjustments to exclude: (1) revenues and expenses related to noncontrolling interests, (2) interest expense on long-term financing from net revenues, (3) amortization of intangible assets related to acquisitions, (4) compensation and non-compensation expenses from acquisition-related agreements, (5) acquisition-related restructuring and integration costs, (6) the impact from remeasuring deferred tax assets resulting from changes to the U.S. federal tax code, (7) the impact of a deferred tax asset valuation allowance, and (8) discontinued operations. The adjusted weighted average diluted shares outstanding used in the calculation of non-GAAP earnings per diluted common share contains an adjustment to include the common shares for unvested restricted stock awards with service conditions granted pursuant to all acquisitions since January 1, 2020.

Management believes that presenting results and measures on this adjusted basis alongside U.S. GAAP measures provides the most meaningful basis for comparison of its operating results across periods, and enhances the overall understanding of our current financial performance by excluding certain items that may not be indicative of our core operating results. The non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with U.S. GAAP.

Net Revenues

A reconciliation of U.S. GAAP net revenues to adjusted net revenues:

	For the year ended December 31,				
($ in millions)	2022	2021	2020	2019	2018
U.S. GAAP net revenues	$1,425.6	$2,031.1	$1,238.2	$834.6	$741.0
Adjustments:					
Revenue related to noncontrolling interests	1.6	(59.1)	(12.9)	(10.8)	(3.6)
Interest expense on long-term financing	6.5	8.4	9.6	1.8	4.9
Adjusted net revenues	$1,433.7	$1,980.5	$1,235.0	$825.6	$742.2

	For the year ended December 31,					
($ in millions)	2017	2016	2015	2014	2013	2012
U.S. GAAP net revenues	$823.6	$693.2	$602.3	$567.8	$443.5	$424.1
Adjustments:						
Revenue related to noncontrolling interests	(5.3)	(11.1)	(9.8)	(15.7)	(8.8)	(4.2)
Interest expense on long-term financing	7.2	8.2	6.4	5.5	5.8	3.2
Adjusted net revenues	$825.5	$690.3	$598.9	$557.6	$440.5	$423.2

Note: amounts presented in the tables above are rounded to millions and may not foot.

Income from Continuing Operations before Income Tax Expense

A reconciliation of U.S. GAAP income from continuing operations before income tax expense to adjusted income before adjusted income tax expense:

	For the year ended December 31,				
($ in millions)	2022	2021	2020	2019	2018
U.S. GAAP income from continuing operations before income tax expense	$134.4	$441.5	$68.5	$119.0	$72.5
Adjustments:					
Revenue related to noncontrolling interests	1.6	(59.1)	(12.9)	(10.8)	(3.6)
Interest expense on long-term financing	6.5	8.4	9.6	1.8	4.9
Non-compensation expenses related to noncontrolling interests	7.9	7.2	4.0	4.3	4.8
Compensation from acquisition-related agreements	87.5	116.8	113.4	5.1	29.2
Acquisition-related restructuring and integration costs	11.4	4.7	10.8	14.3	-
Amortization of intangible assets related to acquisitions	15.4	30.1	44.7	4.3	4.9
Non-compensation expenses from acquisition-related agreements	4.5	0.2	12.1	0.1	0.7
Adjusted operating income	$269.2	$550.0	$250.3	$138.2	$113.4
Interest expense on long-term financing	(6.5)	(8.4)	(9.6)	(1.8)	(4.9)
Adjusted income before adjusted income tax expense	$262.7	$541.5	$240.7	$136.4	$108.5

Note: amounts presented in the tables above are rounded to millions and may not foot.

Net Income Applicable to Piper Sandler Companies

A reconciliation of U.S. GAAP net income applicable to Piper Sandler Companies to adjusted net income:

	For the year ended December 31,						
($ in millions)	2022	2021	2020	2019	2018	2015	2012
U.S. GAAP net income applicable to Piper Sandler Companies	$110.7	$278.5	$40.5	$111.7	$57.0	$52.1	$41.3
Adjustment to exclude net income from discontinued operations	-	-	-	23.8	1.4	12.4	6.3
Net income from continuing operations	$110.7	$278.5	$40.5	$87.9	$55.6	$39.7	$35.0
Adjustments:							
Compensation from acquisition-related agreements	66.7	93.1	85.9	4.1	22.0	2.5	-
Acquisition-related restructuring and integration costs	8.9	3.5	8.7	10.8	-	6.5	2.1
Amortization of intangible assets related to acquisitions	11.8	23.6	33.4	3.3	3.7	1.0	-
Non-compensation expenses from acquisition-related agreements	3.3	0.2	9.0	0.1	0.5	-	-
Impact of the Tax Cuts and Jobs Act legislation	-	-	-	-	1.0	-	-
Impact of deferred tax asset valuation allowance	-	-	-	-	4.7	-	-
Adjusted net income	$201.3	$399.0	$177.6	$106.2	$87.4	$49.6	$37.1

Note: amounts presented in the tables above are rounded to millions and may not foot.

Earnings per Diluted Common Share

A reconciliation of U.S. GAAP earnings per diluted common share to adjusted earnings per diluted common share:

	For the year ended December 31,						
	2022	2021	2020	2019	2018	2015	2012
U.S. GAAP earnings per diluted common share	$6.52	$16.43	$2.72	$7.69	$3.72	$3.34	$2.26
Adjustment to exclude net income from discontinued operations	-	-	-	1.65	0.09	0.79	0.34
Income from continuing operations	$6.52	$16.43	$2.72	$6.05	$3.63	$2.55	$1.92
Adjustment related to participating shares (1)	-	-	-	0.04	-	-	-
Adjustment for inclusion of unvested acquisition-related stock (2)	(0.60)	(1.62)	(1.89)	-	-	-	-
	$5.92	$14.81	$0.83	$6.09	$3.63	$2.55	$1.92
Adjustments:							
Compensation from acquisition-related agreements	3.93	5.49	5.76	0.29	1.44	0.16	-
Acquisition-related restructuring and integration costs	0.53	0.21	0.58	0.75	-	0.42	0.11
Amortization of intangible assets related to acquisitions	0.69	1.40	2.24	0.23	0.24	0.06	-
Non-compensation expenses from acquisition-related agreements	0.19	0.01	0.61	0.01	0.04	-	-
Impact of the Tax Cuts and Jobs Act legislation	-	-	-	-	0.06	-	-
Impact of deferred tax asset valuation allowance	-	-	-	-	0.31	-	-
Adjusted earnings per diluted common share	$11.26	$21.92	$10.02	$7.36	$5.72	$3.18	$2.03

1) For periods prior to 2020, Piper Sandler Companies calculated earnings per common share using the two-class method, which required the allocation of consolidated adjusted net income between common shareholders and participating security holders, which in the case of Piper Sandler Companies, represented unvested stock with non-forfeitable dividend rights. No allocation of undistributed earnings was made for periods in which a loss was incurred, or for periods in which the special cash dividend exceeded adjusted net income resulting in an undistributed loss.

2) For 2022, 2021 and 2020, the weighted average diluted shares outstanding used in the calculation of adjusted earnings per diluted common share contain an adjustment to include 0.9 million common shares, 1.3 million common shares, and 2.8 million common shares, respectively, for unvested restricted stock awards with service conditions granted pursuant to all acquisitions since January 1, 2020.

APPENDIX – MARKET SHARE POSITIONS & DATA SOURCES

Market share positions and data presented within the letter to shareholders are referenced from the following independent sources:

Mergermarket

- No. 2 advisor in U.S. M&A based on number of announced transactions during 2022 with a reported deal value of < $1 billion; same criteria for 2012 ranking of No. 26

S&P Capital IQ Pro

- No. 1 advisor in U.S. M&A for banks & thrifts based on number of announced transactions during 2022; no ranking for 2012 as we did not participate in this market at that time
- Advised on 7 of the 10 largest U.S. bank & thrift M&A transactions announced during 2022

S&P Global Market Intelligence

- No. 1 issuer for community and regional bank debt during 2022 based on gross proceeds raised in $1,000 par subordinated debt and senior note offerings > $5 million for community banks with assets < $65 billion; no ranking for 2012 as we did not participate in this market at that time

Dealogic

- No. 8 underwriter based on the number of book run IPOs, follow-ons and converts > $10 million, and PIPE/RDs > $5 million in value for companies with < $5 billion of market cap during 2022 excluding SPACs; No. 14 underwriter based on the number of book run IPOs, follow-ons and converts > $20 million, and PIPE/RDs > $5 million in value for companies with < $5 billion of market cap during 2012 excluding SPACs

Refinitiv

- 4.7% par value market share of U.S. sole/senior negotiated and private placement transactions during 2022; same criteria for 2012 par value market share of 2.5%
- No. 2 underwriter based on number of U.S. sole/senior negotiated and private placement transactions during 2022
- No. 9 underwriter based on aggregate par value of U.S. sole/senior negotiated and private placement transactions during 2022

Thomson Reuters

- No. 2 equity research platform based on number of U.S. stocks covered in the small- to mid-cap (< $5 billion) category for 2022

McLagan

- No. 14 in U.S. equities cash trading for the nine months ended September 30, 2022; same criteria for the twelve months ended December 31, 2012 ranking of No. 24


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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022
Commission File No. 001-31720

PIPER SANDLER COMPANIES

(Exact Name of Registrant as specified in its Charter)

Delaware	**30-0168701**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*

800 Nicollet Mall, Suite 900	
Minneapolis, Minnesota	**55402**
(Address of Principal Executive Offices)	*(Zip Code)*

(612) 303-6000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, par value $0.01 per share	PIPR	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the 16,867,798 shares of the registrant's Common Stock, par value $0.01 per share, held by non-affiliates based upon the last sale price, as reported on the New York Stock Exchange, of the Common Stock on June 30, 2022 was approximately $1.9 billion.

As of February 17, 2023, the registrant had 17,887,304 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the registrant's Proxy Statement for its 2023 Annual Meeting of Shareholders to be held on May 17, 2023.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the year ended December 31, 2022 (this "Form 10-K") contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements include, among other things, statements other than historical information or statements of current conditions and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under "Legal Proceedings" in Part I, Item 3 of this Form 10-K and in our subsequent reports filed with the Securities and Exchange Commission ("SEC"). Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "Risk Factors" in Part I, Item 1A of this Form 10-K, as well as those factors discussed under "External Factors Impacting Our Business" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K and in our subsequent reports filed with the SEC. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

ITEM 1. *BUSINESS.*

Overview

Piper Sandler Companies is an investment bank and institutional securities firm, serving the needs of corporations, private equity groups, public entities, non-profit entities and institutional investors in the U.S. and internationally. Founded in 1895, Piper Sandler Companies provides a broad set of products and services, including financial advisory services; equity and debt capital markets products; public finance services; institutional brokerage; fundamental equity and macro research services; fixed income services; and alternative asset management strategies. Our headquarters are located in Minneapolis, Minnesota and we have offices across the United States and international locations in London, Aberdeen and Hong Kong.

Our Business

We operate in one reportable segment providing investment banking services, institutional sales and trading services for various equity and fixed income products, and research services.

- *Investment Banking* – For our corporate clients and financial sponsors, we provide advisory services, which includes mergers and acquisitions ("M&A"); equity and debt private placements; and debt and restructuring advisory. We also help raise capital through equity and debt financings. We operate in the following focus sectors: healthcare; financial services; consumer; energy and power; diversified industrials and services; technology; and chemicals, primarily focusing on middle-market clients. For our government and non-profit clients, we underwrite municipal issuances, provide municipal financial advisory and loan placement services, and offer various over-the-counter derivative products. Our public finance investment banking capabilities focus on state and local governments, cultural and social service non-profit entities, special districts, project finance, and the education, healthcare, hospitality, senior living, housing and transportation sectors.

- *Equity and Fixed Income Institutional Brokerage* – We offer both equity and fixed income advisory and trade execution services for institutional investors, corporations, and government and non-profit entities. Integral to our capital markets efforts, we have equity sales and trading relationships with institutional investors in North America and Europe that invest in our core sectors. Our fundamental equity research analysts provide investment ideas and support to our trading clients on approximately 1,000 companies. Our macro research teams provide a comprehensive overview of global trends, such as economic and energy trends, as well as policy actions and political developments. Fixed income services provides advice on balance sheet management, investment strategy and customized portfolio solutions. We provide fixed income sales and trading solutions to banks, registered investment advisors, public entities, credit unions, and insurance companies. We principally engage in trading activities to facilitate customer activity.

- *Alternative Asset Management Funds* – We have created alternative asset management funds in merchant banking and healthcare in order to invest firm capital and to manage capital from outside investors.

Financial Information about Geographic Areas

As of December 31, 2022, the substantial majority of our net revenues and long-lived assets were located in the U.S.

Competition

Our business is subject to intense competition driven by large Wall Street and international firms, regional broker dealers, boutique and niche-specialty firms and alternative trading systems that effect securities transactions through various electronic venues. Competition is based on a variety of factors, including price, quality of advice and service, reputation, product selection, transaction execution, financial resources and investment performance. Many of our large competitors have greater financial resources than we have and may have more flexibility to offer a broader set of products and services than we can.

In addition, there is significant competition within the securities industry for obtaining and retaining the services of qualified employees. Our business is a human capital business, and attracting and retaining employees depends, among other things, on our company's culture, management, work environment, geographic locations and compensation.

Human Capital

Piper Sandler Companies connects capital with opportunity to create value and build a better future, and our employees have been critical to achieving this mission throughout our operating history of more than 125 years. We believe that great people working together as a team are our competitive advantage, and it is crucial that we continue to attract and retain talented employees. As part of these efforts, we strive to offer a competitive compensation and benefits program; provide training and development opportunities; foster a community where everyone feels included and empowered to do their best work; and give employees the opportunity to give back to their communities.

As of December 31, 2022, we had 1,790 full-time employees, of which 1,690 were employed in the United States and 100 in the United Kingdom and Hong Kong. Approximately 1,320 of our employees were registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") as of December 31, 2022. One key metric we use to benchmark our firm to industry peer companies is the number of investment banking managing directors. At December 31, 2022, we had 159 corporate investment banking managing directors.

Compensation and Benefits Program – Our compensation program is designed to attract, reward and retain employees who possess the skills necessary to support our business objectives and assist in the achievement of our strategic goals. We provide employees with competitive compensation packages that include base salary, annual incentive bonuses, length of service awards, and equity awards. For further information on the restricted shares we grant to employees as part of year-end compensation, see Note 19 to our consolidated financial statements in Part II, Item 8 of this Form 10-K. In addition to cash and equity compensation, we offer benefits such as life and health (medical, dental and vision) insurance, paid time off, tuition reimbursement and a 401(k) plan. We also offer family support services, such as paid parental leave, fertility benefits and adoption assistance, as well as various health and wellness programs. We believe our programs align both individual employees and long-term company performance with stockholder interests.

Training and Development – A core tenet of our talent system is to develop talent from within and to supplement with external candidates. We provide opportunities for employees to grow and build their careers through various training and development programs. We also have a talent and succession planning process, which is reviewed annually with our board of directors.

Diversity, Equity and Inclusion ("DEI") – We believe that diverse teams with unique backgrounds, skills and experiences yield more innovative solutions. This is reflected in our commitment to attract, retain and develop a diverse and talented workforce in a high-quality, equitable and inclusive environment.

We maintain several programs and partnerships to help us attract a diverse array of exceptional talent, including the Career Exploration Program, the Piper Sandler MBA Fellowship Program and community partnerships with organizations that focus on coaching, training and mentorship to help close the career opportunity gaps for underrepresented college students. The Career Exploration Program, designed to attract high-achieving undergraduate students from underrepresented backgrounds, serves as a direct pipeline for summer internship opportunities that have the potential to convert to full-time positions. The Piper Sandler MBA Fellowship Program is designed to attract full-time MBA students from underrepresented backgrounds and provides each participant with financial compensation and a summer associate internship.

We are focused on building an inclusive culture through a variety of initiatives supported by our DEI committee, including mentorship and training. Our employee resource groups also serve as a source of inclusion and engagement for our employees, in addition to supporting our efforts to recruit a diverse workforce. Our employee resource groups consist of Multicultural, Pride, Veterans, Women's, and Young Professionals networks, and each employee resource group is sponsored and supported by senior leaders across the firm.

Community Leadership – We are committed to contributing our talents and resources to serve the communities in which we live and work through the Piper Sandler Foundation, various charitable campaigns, employee programs and volunteerism. We believe this commitment assists in our efforts to attract and retain employees. In 2022, we donated a total of $7.0 million through employee donations, our corporate matching gifts programs and corporate grants. Our employees committed to $2.2 million in donations to 1,645 charities in 2022 through our Annual Charitable Giving Campaign, a two-week campaign when Piper Sandler Companies matches each employee's donations up to $5,000.

Regulation

As a participant in the financial services industry, our business is regulated by U.S. federal and state regulatory agencies, self-regulatory organizations ("SROs") and securities exchanges, and by foreign governmental agencies, financial regulatory bodies and securities exchanges. We are subject to complex and extensive regulation of most aspects of our business, including the manner in which securities transactions are effected, net capital requirements, financial and electronic recordkeeping and reporting procedures, relationships and conflicts with customers, the handling of cash and margin accounts, conduct, experience and training requirements for certain employees, and the manner in which we prevent and detect money-laundering and bribery activities. The regulatory framework of the financial services industry is designed primarily to safeguard the integrity of the capital markets and to protect customers, not creditors or shareholders.

The laws, rules and regulations comprising this regulatory framework can (and do) change frequently, as can the interpretation and enforcement of existing laws, rules and regulations. Conditions in the global financial markets and economy can cause legislators and regulators to increase the examination, enforcement and rule-making activity directed toward the financial services industry. The intensity of the regulatory environment may correlate with the level and nature of our legal proceedings for a given period, and increased intensity could have an adverse effect on our business, financial condition, and results of operations.

Our U.S. broker dealer subsidiary (Piper Sandler & Co.) is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. In July 2007, the National Association of Securities Dealers and the member regulation, enforcement and arbitration functions of the New York Stock Exchange ("NYSE") consolidated to form FINRA, which now serves as the primary SRO of Piper Sandler & Co., although the NYSE continues to have oversight over NYSE-related market activities. FINRA regulates many aspects of our U.S. broker dealer business, including registration, education and conduct of our broker dealer employees, examinations, rulemaking, enforcement of these rules and the federal securities laws, trade reporting and the administration of dispute resolution between investors and registered firms. We have agreed to abide by the rules of FINRA (as well as those of the NYSE and other SROs), and FINRA has the power to expel, fine and otherwise discipline Piper Sandler & Co. and its officers, directors and employees. Among the rules that apply to Piper Sandler & Co. are the uniform net capital rule of the SEC (Rule 15c3-1) and the net capital rule of FINRA. Both rules set a minimum level of net capital a broker dealer must maintain and also require that a portion of the broker dealer's assets be relatively liquid. Under the applicable FINRA rule, FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below FINRA requirements. In addition, Piper Sandler & Co. is subject to certain notification requirements related to withdrawals of excess net capital. As a result of these rules, our ability to make withdrawals of capital from Piper Sandler & Co. may be limited. In addition, Piper Sandler & Co. is licensed as a broker dealer in each of the 50 states, requiring us to comply with applicable laws, rules and regulations of each state. Any state may revoke a license to conduct a securities business and fine or otherwise discipline broker dealers and their officers, directors and employees.

We also operate one entity that is authorized, licensed and regulated by the U.K. Financial Conduct Authority and registered under the laws of England and Wales, as well as an entity that is authorized, licensed and regulated by the Hong Kong Securities and Futures Commission and registered under the laws of Hong Kong. The U.K. Financial Conduct Authority and the Hong Kong Securities and Futures Commission regulate these entities (in their respective jurisdictions) in areas of capital adequacy, customer protection and business conduct, among others. We also have a subsidiary organized in Guernsey and regulated by the Guernsey Financial Services Commission ("GFSC").

Entities in the jurisdictions identified above are also subject to anti-money laundering regulations. Piper Sandler & Co. is subject to the USA PATRIOT Act of 2001, which contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations requiring us to implement standards for verifying client identification at the time the client relationship is initiated, monitoring client transactions and reporting suspicious activity. Our entities in Hong Kong, the United Kingdom and Guernsey are subject to similar anti-money laundering laws and regulations in those jurisdictions. We are also subject to the U.S. Foreign Corrupt Practices Act as well as other anti-bribery laws in the jurisdictions in which we operate. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage.

We maintain subsidiaries that are registered as investment advisors with the SEC and subject to regulation and oversight by the SEC. PSC Capital Partners LLC, Piper Sandler Advisors LLC, Piper Heartland Healthcare Capital LLC and Piper Sandler Finance Management LLC are asset management subsidiaries and registered investment advisors. As registered investment advisors, these entities are subject to requirements that relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, financial and electronic recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between advisor and advisory clients, as well as general anti-fraud prohibitions. Piper Sandler & Co. is also a registered investment advisor and subject to these requirements. Parallel General Partners Limited is the general partner of several private equity limited partnerships; it and the limited partnerships are registered and regulated by the GFSC.

Certain of our businesses also are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various SROs or exchanges governing the privacy of client information. Any failure with respect to our practices, procedures and controls in any of these areas could subject us to regulatory consequences, including fines, and potentially other significant liabilities.

Information About our Executive Officers

Information regarding our executive officers and their ages as of February 17, 2023, are as follows:

Name	Age	Position(s)
Chad R. Abraham	54	Chief Executive Officer
Debbra L. Schoneman	54	President
Timothy L. Carter	55	Chief Financial Officer
James P. Baker	55	Global Co-Head of Investment Banking and Capital Markets
Michael R. Dillahunt	54	Global Co-Head of Investment Banking and Capital Markets
Jonathan J. Doyle	57	Vice Chairman and Head of Financial Services Group
John W. Geelan	47	General Counsel and Secretary

Chad R. Abraham is our chief executive officer, a position he has held since January 2018. He previously served as global co-head of investment banking and capital markets from October 2010 to December 2017. Prior to that, he served as head of equity capital markets since November 2005. Mr. Abraham joined Piper Sandler Companies in 1991 in our investment banking group and was promoted to managing director and head of technology investment banking in 1999.

Debbra L. Schoneman is our president, a position she has held since January 2018. She previously served as chief financial officer from May 2008 to December 2017, and global head of equities from June 2017 to December 2017. Prior to that, she served as treasurer from August 2006 until May 2008; and as finance director of our corporate and institutional services business from July 2002 until July 2004 when the role was expanded to include our public finance services division. Ms. Schoneman joined Piper Sandler Companies in 1990 in our accounting department.

Timothy L. Carter is our chief financial officer, a position he has held since January 2018. He previously served as senior vice president of finance from May 2017 to December 2017. Prior to that, he served as treasurer from May 2008 to May 2017, chief accounting officer from 2006 to May 2008, and controller from 1999 to 2006. Mr. Carter joined Piper Sandler Companies in 1995.

James P. Baker is our global co-head of investment banking and capital markets, a position he has held since January 2019. Prior to that, he served as our co-head of energy investment banking from February 2016 to December 2018. Mr. Baker joined Piper Sandler Companies in February 2016 in connection with our acquisition of Simmons & Company International, where Mr. Baker came to serve as a managing director and leader of its midstream/downstream investment banking group after joining in 2001. Prior to that, Mr. Baker was a director and chief financial officer at Koch Industries and led corporate finance and corporate development for Koch's energy businesses, and a director for Alton Geoscience where he provided consulting services to refining and marketing companies on the West Coast.

Michael R. Dillahunt is our global co-head of investment banking and capital markets, a position he has held since March 2021. Prior to that, he served as co-head of our diversified industrials and services group from 2011 to 2020, and as vice chairman of investment banking and chairman of M&A and private equity coverage from 2020 to March 2021. Mr. Dillahunt joined Piper Sandler Companies in 1998, prior to which he had been an M&A and corporate attorney at Milbank LLP.

Jonathan J. Doyle is our vice chairman, senior managing principal and head of the financial services group, a position he has held since January 2020. Mr. Doyle joined Piper Sandler Companies in connection with our acquisition of Sandler O'Neill, where Mr. Doyle served as a senior managing principal since January 2012, and partner since January 1995. Mr. Doyle began his career at Marine Midland Bank.

John W. Geelan is our general counsel and secretary. He served as assistant general counsel and assistant secretary from November 2007 until becoming general counsel in January 2013. Mr. Geelan joined Piper Sandler Companies in 2005.

Additional Information

Our principal executive offices are located at 800 Nicollet Mall, Suite 900, Minneapolis, Minnesota 55402, and our general telephone number is (612) 303-6000. We maintain an Internet Web site at http://www.pipersandler.com. The information contained on and connected to our Web site is not incorporated into this Form 10-K. We make available free of charge on or through our Web site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other reports we file with the SEC, as soon as reasonably practicable after we electronically file these reports with, or furnish them to, the SEC. Such reports are also available on the SEC's Web site at http://www.sec.gov. "Piper Sandler," the "Company," "registrant," "we," "us" and "our" refer to Piper Sandler Companies and our subsidiaries. The Piper Sandler logo and the other trademarks, tradenames and service marks of Piper Sandler Companies mentioned in this report or elsewhere, including, but not limited to, PIPER SANDLER®, PIPER JAFFRAY®, REALIZE THE POWER OF PARTNERSHIP®, CORNERSTONE MACRO®, SIMMONS ENERGY | A DIVISION OF PIPER SANDLER®, SIMMONS ENERGY | A DIVISION OF PIPER JAFFRAY®, SIMMONS ENERGY®, SIMMONS & COMPANY INTERNATIONAL®, SIMMONSCO-INTL®, PIPER SANDLER FINANCE℠, BIOINSIGHTS®, TAKING STOCK WITH TEENS®, HEALTHY ACTIVE AND SUSTAINABLE LIVING® and GUIDES FOR THE JOURNEY®, are the property of Piper Sandler Companies.

ITEM 1A. *RISK FACTORS.*

In the normal course of our business activities, we are exposed to a variety of risks. The principal risks we face in operating our business include: strategic risks, market risks, human capital risks, liquidity risks, credit risks, operational risks, and legal and regulatory risks. A full description of each of these principal areas of risk, as well as the primary risk management processes that we use to mitigate our risk exposure in each, is discussed below under the caption "Risk Management" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K.

The following discussion sets forth the risk factors that we have identified in each area of principal risk as being the most material to our business, future financial condition, and results of operations. Although we discuss these risk factors primarily in the context of their potential effects on our business, financial condition or results of operations, you should understand that these effects can have further negative implications such as: reducing the price of our common stock; reducing our capital, which can have regulatory and other consequences; affecting the confidence that our clients and other counterparties have in us, with a resulting negative effect on our ability to conduct and grow our business; and reducing the attractiveness of our securities to potential purchasers, which may adversely affect our ability to raise capital and secure other funding or the prices at which we are able to do so. Further, additional risks beyond those discussed below and elsewhere in this Form 10-K or in other of our reports filed with, or furnished to, the SEC could adversely affect us. We cannot assure you that the risk factors herein or elsewhere in our other reports filed with, or furnished to, the SEC address all potential risks that we may face.

These risk factors also serve to describe factors which may cause our results to differ materially from those described in forward-looking statements included in this Form 10-K or in other documents or statements that make reference to this Form 10-K. Forward-looking statements, as further described in this Form 10-K under the heading "Cautionary Note Regarding Forward-Looking Statements," and other factors that may affect future results are discussed below under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K.

Strategic and Market Risk

Our business success depends in large part upon the strategic decisions made by our executive management, the alignment of business plans developed to act upon those decisions, and the quality of implementation of these business plans. Strategic risk represents the risk associated with our executive management failing to develop and execute on the appropriate strategic vision which demonstrates a commitment to our culture, leverages our core competencies, appropriately responds to external factors in the marketplace, and is in the best interests of our company. In setting out and executing upon a strategic vision for our business, we are faced with a number of inherent risks, including risks relating to external events and market and economic conditions, competition, and business performance that could all negatively affect our ability to execute on our strategic decisions and, therefore, our future financial condition or results of operations. The risks related to external events and overall market and economic conditions are referred to as market, or systemic, risk. The following are those material risk factors that we have identified that could pose a risk to our strategic vision, and the market risks that may impact execution of our strategy.

Developments in market and economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability and cause volatility in our results of operations.

Economic and market conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of economic conditions and financial market activity. For example:

- In 2022, our business was significantly impacted by historic levels of market volatility. As a result of this volatility, our equity capital markets, and to a lesser extent, advisory businesses, suffered from a significant decline in market activity during the year, which negatively impacted our firm-wide results. In addition, higher nominal rates and interest rate volatility dampened client activity and issuance levels across our fixed income institutional brokerage and public finance businesses. The U.S. Federal Reserve raised interest rates seven times during 2022, and it has indicated that it will continue to raise rates in 2023. Although the U.S. economy proved relatively resilient in 2022, it is expected that further tightening by the U.S. Federal Reserve in 2023 will impact economic growth, which could negatively impact our results of operations. We believe that the trajectory of market conditions in 2023 will be dependent on a number of factors, including, but not limited to, a continued moderation of the pace of inflation, the number and magnitude of interest rate increases, the magnitude and duration of any economic recession, and the continued effects of sanctions and macroeconomic uncertainty stemming from the war in Ukraine. Widespread concern or doubts in the market about U.S. or global economic conditions, the potential for financial contagion or widespread corporate or government defaults, the possibility of the broader outbreak of armed conflict in Eastern Europe, geopolitical tensions concerning Taiwan, or the pace, impact, or effectiveness of the actions by the U.S. Federal Reserve intended to manage the rate of inflation through interest rate increases, or the efficacy or adequacy of government measures enacted to support the U.S. and global economy, could erode the outlook for macroeconomic conditions, economic growth, and business confidence, which would negatively impact our businesses.

- Our equities investment banking revenues from our advisory and equity capital markets businesses are directly related to macroeconomic conditions and corresponding financial market activity. Our equities investment banking business overall, but especially our capital markets business, benefits from cycles of strong financial market activity and company valuations. As an example, a significant portion of our equities investment banking revenues in recent years has been derived from advisory and capital markets engagements in our focus sectors, and activity in this area is highly correlated to the macroeconomic environment and market conditions. During periods of heightened volatility, financial market activity can significantly decline, as we experienced with respect to equity capital markets activity in 2022, and our business suffers reduced revenues as a result. If the outlook for macroeconomic conditions in 2023 were to deteriorate further, the level of financial market activity could continue to decrease, which would reduce our equities investment banking revenues more generally. Continued market volatility or uncertainty related to a decline in the U.S. or global macroeconomic outlook, including as a result of actions taken or to be taken by central banks, including the U.S. Federal Reserve, could cause financial market activity to continue to decrease, which would also negatively affect our equities investment banking revenues. In addition, global macroeconomic conditions and U.S. financial markets remain vulnerable to the potential risks posed by exogenous shocks, which could include, among other things, political or social unrest or financial uncertainty in the United States and the European Union, including the potential for financial contagion or widespread corporate or government defaults, renewed concern about China's economy or financial sector, the wider outbreak of armed conflict in Eastern Europe, geopolitical tensions concerning Taiwan, and complications involving terrorism and armed conflicts around the world, or other challenges to global trade or travel. More generally, because our business is closely correlated to the macroeconomic outlook, a significant deterioration in that outlook or an exogenous shock would likely have an immediate and significant negative impact on our equities investment banking business and our overall results of operations.

It is difficult to predict the economic and market conditions for 2023, which are dependent upon global and U.S. economic conditions and geopolitical events globally. Our smaller scale and the cyclical nature of the economy and the financial services industry leads to volatility in our financial results, including our operating margins, compensation ratios, business mix, and revenue and expense levels. Our financial performance may be limited by the fixed nature of certain expenses, the impact from unanticipated losses or expenses during the year, our business mix, and the inability to scale back costs in a timeframe to match decreases in revenue-related changes in market and economic conditions. As a result, our financial results may vary significantly from quarter to quarter and year to year.

Developments in specific business sectors and markets in which we conduct our business have in the past adversely affected, and may in the future adversely affect, our business and profitability.

Our results for a particular period may be disproportionately impacted by declines in specific sectors of the U.S. or global economy, or for certain products within the financial services industry, due to our business mix and focus areas. For example:

- Our equities investment banking business focuses on specific sectors, including healthcare, financial services, consumer, energy and power, diversified industrials and services, technology, and chemicals. Volatility, uncertainty, or slowdowns in any of these sectors may adversely affect our business, sometimes disproportionately, and may cause volatility in the net revenues we receive from our corporate advisory and capital markets activities. Both the healthcare and financial services sectors are significant contributors to our overall results, and negative developments in either of these sectors, including but not limited to negative developments that result from legislative or regulatory actions, would materially and disproportionately impact our equities investment banking results, even if general economic conditions were strong. In addition, we may not participate, or may participate to a lesser degree than other firms, in sectors that experience significant activity, such as real estate, and our operating results may not correlate with the results of other firms that participate in these sectors.

- Our public finance investment banking business depends heavily upon conditions in the municipal market. It focuses on investment banking activity in sectors that include state and local governments, cultural and social service non-profit entities, special districts, project finance, and the education, healthcare, hospitality, senior living, housing and transportation sectors, with an emphasis on transactions with a par value of $500 million or less. Specialty high-yield new issuances have contributed a significant portion of our public finance investment banking revenues in recent years. During 2022, higher nominal rates and interest rate volatility had a disproportionately negative impact on investor demand for high-yield products as compared to other municipal issuances, which impacted our results of operations. To the extent that those conditions continue or worsen in 2023, and to the extent that there is concern about U.S. economic growth, high-yield sectors may continue to be disproportionately affected, which would impact our results of operations.

- Our fixed income institutional business derives its revenue from sales and trading activity in the municipal and taxable markets and from hybrid preferreds and U.S. government agency products. Our operating results for our fixed income institutional business may not correlate with the results of other firms or the fixed income market generally because we do not participate in significant segments of the fixed income markets such as credit default swaps, corporate high-yield bonds, currencies or commodities. Our client activity in the fixed income institutional business is currently concentrated in the depositories sector.

Financing and advisory services engagements are transactional in nature and do not generally provide for subsequent engagements.

Even though we work to represent our clients at every stage of their lifecycle, we are typically retained on a short-term, engagement-by-engagement basis in connection with specific advisory or capital markets transactions. As a consequence, the timing of when fees are earned varies, and, therefore, our financial results from advisory and capital markets activities may experience volatility quarter to quarter based on equity market conditions as well as the macroeconomic business cycle more broadly. In particular, our revenues related to advisory transactions tend to be more unpredictable from quarter to quarter due to the one-time nature of the transaction and the size of the fee. As a result, high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in any subsequent period. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations could be adversely affected.

The number of anticipated investment banking transactions may differ from actual results.

The completion of anticipated investment banking transactions in our pipeline is uncertain and partially beyond our control, and our investment banking revenue is typically earned only upon the successful completion of a transaction. In most cases, we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. For example, a client's acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or director or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other issues in the client's or counterparty's business. More importantly, anticipated advisory or capital markets transactions may be delayed or terminated as a result of a decline in or uncertainty surrounding market or economic conditions. If parties fail to complete a transaction on which we are advising or an offering in which we are participating, we could earn little or no revenue from the transaction and may have incurred significant expenses (e.g., travel and legal expenses) associated with the transaction. Accordingly, our business is highly dependent on market and economic conditions as well as the decisions and actions of our clients and interested third parties, and the number of engagements we have at any given time (and any characterization or description of our deal pipelines) is subject to change and may not necessarily result in future revenues.

We may make strategic acquisitions, enter into new business opportunities, or engage in joint ventures, which could cause us to incur unforeseen expenses and have disruptive effects on our business and may not yield the benefits we expect.

We may grow in part through corporate development or similar activities that could include acquisitions, joint ventures and minority investment stakes, and entering into new lines of business. There are a number of risks associated with these activities. Costs or difficulties relating to a transaction, including integration of products, employees, technology systems, accounting systems and management controls, or entry into a new business line, may be difficult to predict accurately and be greater than expected causing our estimates to differ from actual results. Importantly, we may be unable to retain key personnel after a transaction, including personnel who are critical to the success of the ongoing business. We may incur unforeseen liabilities of an acquired company or from entry into a new business line that could impose significant and unanticipated legal costs on us. We will need to successfully manage these risks in order to fully realize the anticipated benefits of these transactions.

Longer-term, our corporate development activities may require increased costs in the form of management personnel, financial and management systems and controls and facilities, which, in the absence of continued revenue growth, could cause our operating margins to decline. In addition, when we acquire a business, a substantial portion of the purchase price is often allocated to goodwill and other identifiable intangible assets. Our goodwill and intangible assets are tested at least annually for impairment. If, in connection with that test, we determine that a reporting unit's fair value is less than its carrying value, we would be required to recognize an impairment to the goodwill associated with that reporting unit. More generally, any difficulties that we experience could disrupt our ongoing business, increase our expenses and adversely affect our operating results and financial condition. We also may be unable to achieve anticipated benefits and synergies from a transaction as fully as expected or within the expected time frame.

We may not be able to compete successfully with other companies in the financial services industry who have significantly greater resources than we do.

The financial services industry remains highly competitive, and our revenues and profitability may suffer if we are unable to compete effectively. We generally compete on the basis of such factors as quality of advice and service, reputation, price, product selection, transaction execution and financial resources. Pricing and other competitive pressures in investment banking, including the use of multiple book runners, co-managers, and multiple financial advisors handling transactions, have affected and could continue to adversely affect our revenues.

We remain at a competitive disadvantage given our relatively small size compared to some of our competitors. Large financial services firms generally have a larger capital base, greater access to capital, and greater technology resources, affording them greater capacity for risk and potential for innovation, an extended geographic reach and flexibility to offer a broader set of products. For example, some of these firms are able to use their larger capital base to offer additional products or services to their investment banking clients, which can be a competitive advantage. With respect to our fixed income institutional brokerage and public finance investment banking businesses, it is more difficult for us to diversify and differentiate our product set, and our fixed income business mix currently is concentrated in investment grade fixed income products, potentially with less opportunity for growth than other firms which have grown their fixed income businesses by investing in, developing and offering non-traditional products (e.g., credit default swaps, interest rate products and currencies and commodities).

Our institutional brokerage business is subject to pricing and competitive pressures.

The ability to execute trades electronically and through alternative trading systems and competitive pressures on our clients have increased the pressure on trading commissions and spreads within the equities institutional brokerage business over the past few years. We expect to continue to experience pricing and other competitive pressures in our equities and fixed income institutional brokerage businesses in the future. In addition, we will need to continue to invest in these businesses in order to continue to meet our clients’ needs and maintain sufficient scale.

Our inability to identify and address actual, potential, or perceived conflicts of interest may negatively impact our reputation and have a material adverse effect on our business.

We regularly address actual, potential or perceived conflicts of interest in our business, including situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client. Appropriately identifying and dealing with conflicts of interest is complex and difficult, and we face the risk that our current policies, controls and procedures do not timely identify or appropriately manage such conflicts of interest. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Our reputation could be damaged if we fail, or appear to fail, to deal appropriately with potential or actual conflicts of interest. Client dissatisfaction, litigation, or regulatory enforcement actions arising from a failure to adequately deal with conflicts of interest, and the reputational harm suffered as a consequence, could have a material adverse effect on our business.

Damage to our reputation could harm our business.

Maintaining our reputation is critical to attracting and maintaining clients, customers, investors, and employees. If we fail to deal with, or appear to fail to deal with, issues that may give rise to reputational risk, such failure or appearance of failure could have a material adverse effect on our business and stock price. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, perceptions of our environmental, social and governance practices or business selection, ethical issues, money laundering, cybersecurity, and the proper identification of the strategic, market, human capital, liquidity, credit, operational, legal and regulatory risks inherent in our business and products.

Human Capital Risk

Our business is a human capital business, and, therefore, our future financial condition and results of operations are significantly dependent upon our employees and their actions. Our success depends on the skills, expertise, and performance of our employees. Human capital risks represent the risks posed if we fail to attract and retain qualified individuals who are motivated to serve the best interests of our clients, thereby serving the best interests of our company, as well as the risks posed if our culture fails to encourage such behavior. Human capital risk is also present where we fail to detect and prevent employees from acting contrary to our policies and procedures, for example, if an employee were to inadequately safeguard or misuse our clients' confidential information. Any failure by us in creating and maintaining a culture that emphasizes serving our clients' best interests or detecting or preventing employees from engaging in behaviors that run counter to that culture might lead to reputational damage for our firm. The following are those material human capital risk factors that we have identified that could pose a risk to us.

Our ability to attract, develop and retain highly skilled and productive employees, develop the next generation of our business leadership, and instill and maintain a culture of ethics is critical to the success of our business.

Historically, the market for qualified employees within the financial services industry has been marked by intense competition, and the performance of our business may suffer to the extent we are unable to attract, retain, and develop productive employees, given the relatively small size of our company and our employee base compared to some of our competitors and the geographic locations in which we operate. The primary sources of revenue in each of our business lines are fees earned on advisory and underwriting transactions and customer accounts managed by our employees, who have historically been recruited by other firms and in certain cases are able to take their client relationships with them when they change firms. In some areas of our business, a small number of employees are responsible for producing a significant amount of revenue, and the loss of any of these employees could adversely affect our results of operations.

Further, recruiting and retention success often depends on the ability to deliver competitive compensation, and we may be at a disadvantage to some competitors given our size and financial resources. Our inability or unwillingness to meet compensation needs or demands may result in the loss of some of our professionals or the inability to recruit additional professionals at compensation levels that are within our target range for compensation and benefits expense. Our ability to retain and recruit also may be hindered if we limit our aggregate annual compensation and benefits expense as a percentage of annual net revenues.

A vibrant and ethical corporate culture is critical to ensuring that our employees put our clients' interests first and are able to identify and manage potential conflicts of interest, while also creating an environment in which each of our employees feels empowered to develop and pursue their full potential. Our expectations for our corporate culture and ethics are instilled and maintained by the "tone at the top" set by our management and board of directors. Lapses in our corporate culture could lead to reputational damage or employee loss, either of which could adversely affect our results of operations.

Our business success depends in large part on the strategic decisions made by our leadership team, and the business plans developed and implemented by our senior business leaders. Our ability to identify, develop, and retain future senior business leaders, and our ability to develop and implement successful succession plans for our leadership team and other senior business leaders, is critical to our future success and results of operations.

Our inability to effectively integrate and retain personnel in connection with our acquisitions may adversely affect our financial condition and results of operations.

We invest time and resources in carefully assessing opportunities for acquisitions, and we have made acquisitions in the past several years to broaden the scope and depth of our human capital in various businesses. Despite diligence and integration planning, acquisitions still present certain risks, including the difficulties in integrating and bringing together different work cultures and employees, and retaining those employees for the period of time necessary to realize the anticipated benefits of the acquisition. Difficulties in integrating our acquisitions, including attracting and retaining talent to realize the expected benefits of these acquisitions, may adversely affect our financial condition and results of operations.

Liquidity and Credit Risk

Two of our principal categories of risk as a broker dealer are liquidity and credit risk, each of which can have a material impact on our results of operations and viability as a business. We believe that the effective management of liquidity and credit is fundamental to the financial health of our firm. With respect to liquidity risk, it impacts our ability to timely access necessary funding sources in order to operate our business and our ability to timely divest securities that we hold in connection with our market-making and sales and trading activities. Credit risk, as distinguished from liquidity risk, is the potential for loss due to the default or deterioration in credit quality of a counterparty, customer, client, borrower, or issuer of securities we hold in our trading inventory. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction and the parties involved. The following are the material liquidity and credit risk factors that we have identified that could pose a risk to us.

An inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition and results of operations.

Liquidity, or ready access to funds, is essential to our business. To fund our business, we rely on financing provided by Pershing LLC ("Pershing") under our fully disclosed clearing agreement and Canadian Imperial Bank of Commerce ("CIBC") under a clearing arrangement with bank financing, as well as other bank financing. The financing provided by Pershing and CIBC is at their discretion (i.e., uncommitted) and could be denied. In December 2022, we renewed our unsecured revolving credit facility and increased the size from $65 million to $75 million to use for working capital and general corporate purposes. Our U.S. broker dealer subsidiary also renewed an $80 million committed credit facility in December 2022 for an additional twelve months.

Our access to funding sources, particularly uncommitted funding sources, is dependent on factors we cannot control, such as economic downturns, the disruption of financial markets, the failure or consolidation of other financial institutions, and negative news about the financial industry generally or us specifically. We could experience disruptions with our credit facilities in the future, including the loss of liquidity sources and/or increased borrowing costs, if lenders or investors develop a negative perception of our short- or long-term financial prospects, which could result from decreased business activity. Our liquidity also could be impacted by the activities resulting in concentration of risk, including investments in specific markets or products without liquidity. Our access to funds also may be impaired if regulatory authorities take significant action against us, or if we discover that one of our employees has engaged in serious unauthorized or illegal activity.

In the future, we may need to incur debt or issue equity in order to fund our working capital requirements, as well as to execute our growth initiatives that may include acquisitions and other investments. Similarly, our access to funding sources may be contingent upon terms and conditions that may limit or restrict our business activities and growth initiatives. In addition, we currently do not have a credit rating, which could adversely affect our liquidity and competitive position by increasing our borrowing costs and limiting access to sources of liquidity that require a credit rating as a condition to providing funds.

If we are unable to obtain necessary funding, or if the funding we obtain is on terms and conditions unfavorable to us, it could negatively affect our business activities and operations, and our ability to pursue certain growth initiatives and make certain capital decisions, including the decision whether to pay future dividends to our shareholders, as well as our future financial condition or results of operations.

Concentration of risk increases the potential for significant losses.

Concentration of risk increases the potential for significant losses in our sales and trading, alternative asset management, credit underwriting and syndication platform, and underwriting businesses. We have committed capital to these businesses, and we may take substantial positions in particular types of securities and/or issuers. This concentration of risk may cause us to suffer losses even when economic and market conditions are generally favorable for our competitors. Further, disruptions in the credit markets can make it difficult to hedge exposures effectively and economically.

Our businesses, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets.

The nature of our businesses exposes us to credit risk, or the risk that third parties who owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Deterioration in the credit quality of securities or obligations we hold could result in losses and adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our results. Default rates, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Although we review credit exposures to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. Also, concerns about, or a default by, one institution generally leads to losses, significant liquidity problems, or defaults by other institutions, which in turn could adversely affect our business.

Particular activities or products within our business expose us to increased credit risk, including inventory positions, nonstandard settlements, interest rate swap contracts with customer credit exposure, counterparty risk with one major financial institution related to customer interest rate swap contracts without customer credit exposure, investment banking and advisory fee receivables, liquidity providers on variable rate demand notes we remarket, and similar activities. With respect to interest rate swap contracts with customer credit exposure, we have retained the credit exposure with four non-publicly rated counterparties totaling $10.8 million at December 31, 2022 as part of our matched-book interest rate swap program. In the event of a termination of the contract, the counterparty would owe us the applicable amount of the credit exposure. If our counterparty is unable to make its payment to us, we would still be obligated to pay our hedging counterparty, resulting in credit losses. Non-performance by our counterparties, clients and others, including with respect to our inventory positions and interest rate swap contracts with customer credit exposures, could result in losses, potentially material, and thus have a significant adverse effect on our business and results of operations.

In addition, reliance on revenues from hedge funds and hedge fund advisors, which are less regulated than many investment company and investment advisor clients, may expose us to greater risk of financial loss from unsettled trades than is the case with other types of institutional investors. Concentration of risk may result in losses to us even when economic and market conditions are generally favorable for others in our industry.

An inability to readily divest trading positions may result in financial losses to our business.

Timely divestiture of our trading positions, including equity, fixed income and other securities positions, can be impaired by decreased trading volume, increased price volatility, rapid changes in interest rates, concentrated trading positions, limitations on the ability to divest positions in highly specialized or structured transactions and changes in industry and government regulations. While we hold a security, we are vulnerable to valuation fluctuations and may experience financial losses to the extent the value of the security decreases and we are unable to timely divest or hedge our trading position in that security. The value may decline as a result of many factors, including issuer-specific, market or geopolitical events. In addition, in times of market uncertainty, the inability to divest inventory positions may have an impact on our liquidity as funding sources generally become more restrictive, which could limit our ability to pledge the underlying security as collateral. Our liquidity may also be impacted if we choose to facilitate liquidity for specific products and voluntarily increase our inventory positions in order to do so, exposing ourselves to greater market risk and potential financial losses from the reduction in value of illiquid positions.

Our underwriting and alternative asset management activities expose us to risk of loss.

We engage in a variety of activities in which we commit or invest our own capital, including underwriting and alternative asset management. In our role as underwriter for equity and fixed income securities, we commit to purchase securities from the issuer or one or more holders of the issuer's securities, and then sell those securities to other investors or into the public markets, as applicable. Our underwriting activities, including bought deal transactions and equity block trading activities, expose us to the risk of loss if the price of the security falls below the price we purchased the security before we are able to sell all of the securities that we purchased. For example, as an underwriter, or, with respect to equity securities, a block positioner, we may commit to purchasing securities from an issuer or one or more holders of the issuer's securities without having found purchasers for some or all of the securities. In those instances, we may find that we are unable to sell the securities at a price equal to or above the price at which we purchased the securities, or with respect to certain securities, at a price sufficient to cover our hedges. With respect to alternative asset management, our ability to withdraw our capital from these investments may be limited, and we may not be able to realize our investment objectives by sale or disposition at attractive prices, increasing our risk of losses. Our joint venture entities or other alternative asset management entities that underwrite and syndicate client debt may hold a portion of such debt after syndication, and our invested capital is exposed to a risk of loss to the extent that the debt is ultimately not repaid.

Our results from these activities may vary from quarter to quarter. We may incur significant losses from our underwriting and alternative asset management activities due to equity or fixed income market fluctuations and volatility from quarter to quarter, or from a deterioration in specific business subsectors or the economy more generally. In addition, we may engage in hedging transactions that, if not successful, could result in losses; and the hedges we purchase to counterbalance market rate changes in certain inventory positions are not perfectly matched to the positions being hedged, which could result in losses.

Use of derivative instruments as part of our financial risk management techniques may not effectively hedge the risks associated with activities in certain of our businesses.

We use interest rate swaps and credit default swaps, interest rate locks, U.S. treasury bond futures and options, and equity option contracts as a means to manage risk in certain inventory positions and to facilitate customer transactions. With respect to risk management, we enter into derivative contracts to hedge interest rate and market value risks associated with our security positions, including fixed income inventory positions that we hold for facilitating client activity. These instruments currently use interest rates based upon the Municipal Market Data ("MMD"), London Interbank Offered Rate ("LIBOR") or Securities Industry and Financial Markets Association ("SIFMA") index. Generally, we do not hedge all of our interest rate risk. In addition, these hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate and market value risk, especially when market volatility reduces the correlation between a hedging vehicle and the securities inventory being hedged.

There are risks inherent in our use of these products, including counterparty exposure and basis risk. Counterparty exposure refers to the risk that the amount of collateral in our possession on any given day may not be sufficient to fully cover the current value of the swaps if a counterparty were to suddenly default. Basis risk refers to risks associated with swaps where changes in the value of the swaps may not exactly mirror changes in the value of the cash flows they are hedging. We may incur losses from our exposure to derivative interest rate products and the increased use of these products in the future.

The use of estimates and valuations in measuring fair value involve significant estimation and judgment by management.

We make various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring fair value of certain financial instruments, investments in private companies, accounting for goodwill and intangible assets, establishing provisions for potential losses that may arise from litigation, and regulatory proceedings and tax examinations. Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our consolidated financial statements. With respect to accounting for goodwill and intangible assets, we complete our annual goodwill and intangible asset impairment testing in the fourth quarter of each year or earlier if impairment indicators are present. Impairment charges resulting from this valuation analysis could materially adversely affect our results of operations.

Financial instruments and other inventory positions owned, and financial instruments and other inventory positions sold but not yet purchased, are recorded at fair value, and unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Difficult market environments may cause financial instruments to become substantially more illiquid and difficult to value, increasing the use of valuation models. Our future results of operations and financial condition may be adversely affected by the valuation adjustments that we apply to these financial instruments.

Investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and earnings before interest, taxes, depreciation, and amortization ("EBITDA")), discounted cash flow analyses and changes in market outlook, among other factors. These valuation techniques require significant management estimation and judgment.

Operational Risk

Operational risk is the risk of loss, or damage to our reputation, resulting from inadequate or failed processes, people and systems or from external events. Such loss or reputational damage could negatively impact our future financial condition and results of operations. The following are those material operational risk factors that we have identified that could pose a risk to us.

Our information and technology systems, including outsourced systems, are critical components of our operations, and failure of those systems or other aspects of our operations infrastructure may disrupt our business, cause financial loss and constrain our growth.

We typically transact thousands of securities trades on a daily basis across multiple markets. Our data and transaction processing, financial, accounting and other technology and operating systems are essential to this task. A system malfunction (due to hardware failure, capacity overload, security incident, data corruption, etc.) or mistake made relating to the processing of transactions could result in financial loss, liability to clients, regulatory intervention, reputational damage and constraints on our ability to grow.

We operate under a fully disclosed model for all of our client clearing activities, and for all of our securities inventories with the exception of convertible securities. In a fully disclosed model, we act as an introducing broker for most customer transactions and rely on a clearing broker dealer to handle clearance and settlement of our customers' securities transactions. The clearing services provided by our clearing broker dealer, Pershing, are critical to our business operations, and similar to other important outsourced operations, any failure by the clearing agent with respect to the services we rely on it to provide could significantly disrupt and negatively impact our operations and financial results. We also contract with third parties for market data services, which constantly broadcast news, quotes, analytics and other relevant information to our employees, as well as other critical data processing activities. In the event that any of these service providers fails to adequately perform such services or the relationship between that service provider and us is terminated, we may experience a significant disruption in our operations, including our ability to timely and accurately process transactions or maintain complete and accurate records of those transactions.

Adapting or developing our technology systems to meet new regulatory requirements, client needs, geographic expansion and industry demands also is critical for our business. The introduction of new technologies presents new challenges on a regular basis. We have an ongoing need to upgrade and improve our various technology systems, including our data and transaction processing, financial, accounting, risk management, compliance, and trading systems. This need could present operational issues or require significant capital spending. It also may require us to make additional investments in technology systems and may require us to reevaluate the current value and/or expected useful lives of our technology systems, which could negatively impact our results of operations.

A disruption in the infrastructure that supports our business due to fire, natural disaster, health emergency (e.g., a pandemic), power or communication failure, act of terrorism or war may affect our ability to service and interact with our clients. If we are not able to implement contingency plans effectively, any such disruption could harm our results of operations.

Protection of our sensitive and confidential information is critical to our operations, and failure of those systems may disrupt our business, damage our reputation, and cause financial losses.

Our clients routinely provide us with sensitive and confidential information. Secure processing, storage and transmission of confidential and other information in our internal and outsourced computer systems and networks is critically important to our business. We take protective measures and endeavor to modify them as circumstances warrant. However, our computer systems, software and networks, and those of our clients, vendors, service providers, counterparties and other third parties, may be vulnerable to unauthorized access, cyber attacks, security breaches, computer viruses or other malicious code, inadvertent, erroneous or intercepted transmission of information (including by e-mail), human error, and other events that could have an information security impact. We work with our employees, clients, vendors, service providers, counterparties and other third parties to develop and implement measures designed to protect against such an event, but we may not be able to fully protect against such an event, and do not have, and may be unable to put in place, secure capabilities with all of these third parties and we may not be able to ensure that these third parties have appropriate controls in place to protect the confidentiality of the information. If one or more of such events occur, this potentially could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or those of third parties, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to reputational harm as well as litigation, regulatory penalties, and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

A failure to protect our computer systems, networks and information, and our clients' information, against cyber attacks, data breaches, and similar threats could impair our ability to conduct our businesses, result in the disclosure, theft or destruction of confidential information, damage our reputation and cause significant financial and legal exposure.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. There have been several highly publicized cases involving financial services companies, consumer-based companies and other companies, as well as governmental and political organizations, reporting breaches in the security of their websites, networks or other systems. We have not been immune from such events. Some of the publicized breaches have involved sophisticated and targeted cyber attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, including through the introduction of computer viruses, malware, ransomware, phishing, denial-of-service, and other means. There have also been several highly publicized cases where hackers have requested "ransom" payments in exchange for not disclosing customer information.

A successful penetration or circumvention of the security of our systems could cause serious negative consequences for us, including significant disruption of our operations and those of our clients, customers and counterparties; misappropriation of our confidential information or that of our clients, customers, counterparties or employees; or damage to our computers or systems and those of our clients, customers and counterparties; and could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and reputational harm, all of which could have a material adverse effect on us.

We continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. Despite our efforts to ensure the integrity of our systems and information, we have not been and may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, especially because the techniques used are increasingly sophisticated, change frequently, and are often not recognized until months after the attack. Cyber attacks can originate from a variety of sources, including third parties who are affiliated with foreign governments or employees acting negligently or in a manner adverse to our interests. Third parties may seek to gain access to our systems either directly or using equipment or security passwords belonging to employees, customers, third party service providers or other users of our systems. In addition, due to our interconnectivity with third party vendors, central agents, exchanges, clearing houses and other financial institutions, we could be adversely impacted if any of them are subject to a successful cyber attack or other information security event.

Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks have been and may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities, exposures, or information security events. Due to the complexity and interconnectedness of our systems, the process of enhancing our protective measures can itself create a risk of systems disruptions and security issues.

The increased use of cloud technologies can heighten these and other operational risks. Certain aspects of the security of such technologies are unpredictable or beyond our control, and this lack of transparency may inhibit our ability to discover a failure by cloud service providers to adequately safeguard their systems and prevent cyber attacks that could disrupt our operations and result in misappropriation, corruption or loss of confidential and other information. In addition, there is a risk that encryption and other protective measures, despite their sophistication, may be defeated, particularly to the extent that new computing technologies vastly increase the speed and computing power available.

Risk management processes may not fully mitigate exposure to the various risks that we face.

We refine our risk management techniques, strategies and assessment methods on an ongoing basis. However, risk management techniques and strategies, both ours and those available to the market generally, may not be fully effective in identifying and mitigating our risk exposure in all economic market environments or against all types of risk. For example, we may fail to identify or anticipate particular risks that our systems are capable of identifying, or the systems that we use, and that are used within the industry generally, may not be capable of identifying certain risks, or every economic and financial outcome, or the specifics and timing of such outcomes. In addition, our risk management techniques and strategies seek to balance our ability to profit from our market-making and investing positions with our exposure to potential losses. Some of our strategies for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. Any failures in our risk management techniques and strategies to accurately quantify our risk exposure could limit our ability to manage risks. In addition, any risk management failures could cause our losses to be significantly greater than the historical measures indicate. Further, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.

The financial services industry and the markets in which we operate are subject to systemic risk that could adversely affect our business and results.

Participants in the financial services industry and markets increasingly are closely interrelated as a result of credit, trading, clearing, technology and other relationships between them. A significant adverse development with one participant (such as a bankruptcy or default) may spread to others and lead to significant concentrated or market-wide problems (such as defaults, liquidity problems or losses) for other industry participants, including us. Further, the control and risk management infrastructure of the markets in which we operate often is outpaced by financial innovation and growth in new types of securities, transactions and markets. Systemic risk is inherently difficult to assess and quantify, and its form and magnitude can remain unknown for significant periods of time.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could materially affect our business.

We have documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors regarding our internal control over financial reporting. We are in compliance with Section 404 of the Sarbanes-Oxley Act as of December 31, 2022. However, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to maintain an effective internal control environment could materially adversely affect our business.

Legal and Regulatory Risk

Legal and regulatory risk includes the risk of non-compliance with applicable legal and regulatory requirements and the loss to our reputation we may suffer as a result of failure to comply with laws, regulations, rules, related SRO standards and codes of conduct applicable to our business activities. It also includes the risk that legislation could reduce or eliminate certain business activities that we are currently engaged in, which could negatively impact our future financial condition or results of operations. The following are those material legal and regulatory risk factors that we have identified that could pose a risk to us.

Our industry is exposed to significant legal liability, which could lead to substantial damages.

We face significant legal risks in our businesses. These risks include potential liability under securities laws and regulations in connection with our capital markets, asset management and other businesses. The volume and amount of damages claimed in litigation, arbitrations, regulatory enforcement actions and other adversarial proceedings against financial services firms has historically been intense. Our experience has been that adversarial proceedings against financial services firms typically increase during and following a market downturn. We also are subject to claims from disputes with our employees and our former employees under various circumstances. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time, making the amount of legal reserves related to these legal liabilities difficult to determine and subject to future revision. Legal or regulatory matters involving our directors, officers or employees in their individual capacities also may create exposure for us because we may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters to the extent permitted under applicable law. In addition, like other financial services companies, we may face the possibility of employee fraud or misconduct. The precautions we take to prevent and detect this activity may not be effective in all cases and there can be no assurance that we will be able to deter or prevent fraud or misconduct. Exposures from and expenses incurred related to any of the foregoing actions or proceedings could have a negative impact on our results of operations and financial condition. In addition, future results of operations could be adversely affected if reserves relating to these legal liabilities are required to be increased or legal proceedings are resolved in excess of established reserves.

Our business is subject to extensive regulation in the jurisdictions in which we operate, and a significant regulatory action against our company may have a material adverse financial effect on, cause significant reputational harm to, or result in other collateral consequences for our company.

As a participant in the financial services industry, we are subject to complex and extensive regulation of many aspects of our business by U.S. federal and state regulatory agencies, SROs (including securities exchanges) and by foreign governmental agencies, regulatory bodies and securities exchanges. Specifically, our operating subsidiaries include broker dealer and related securities entities organized in the United States, the United Kingdom, and Hong Kong. Each of these entities is registered or licensed with the applicable local regulator and is subject to all of the applicable rules and regulations promulgated by those authorities. In addition, our asset management subsidiaries, PSC Capital Partners LLC, Piper Sandler Advisors LLC, Piper Heartland Healthcare Capital LLC and Piper Sandler Finance Management LLC, as well as Piper Sandler & Co., are registered as investment advisors with the SEC and subject to the regulation and oversight by the SEC, and we have an additional asset management subsidiary subject to regulation in Guernsey.

Generally, the requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These requirements are not designed to protect our shareholders. Consequently, broker dealer regulations often serve to limit our activities, through net capital, customer protection and market conduct requirements and restrictions on the businesses in which we may operate or invest. We also must comply with asset management regulations, including requirements related to fiduciary duties to clients, record-keeping and reporting and customer disclosures. Compliance with many of these regulations entails a number of risks, particularly in areas where applicable regulations may be newer or unclear. In addition, regulatory authorities in all jurisdictions in which we conduct business may intervene in our business and we, and our employees, could be fined or otherwise disciplined for violations or prohibited from engaging in some of our business activities.

Our business also subjects us to the complex income and payroll tax laws of the national and local jurisdictions in which we have business operations, and these tax laws may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. We must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income and other taxes. We are subject to contingent tax risk that could adversely affect our results of operations, to the extent that our interpretations of tax laws are disputed upon examination or audit, and are settled in amounts in excess of established reserves for such contingencies.

The effort to combat money laundering also has become a high priority in governmental policy with respect to financial institutions. The obligation of financial institutions, including ourselves, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs. Any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities. In addition, our international operations require compliance with anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. While our employees and agents are required to comply with these laws, we cannot ensure that our internal control policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents, which acts could subject our company to fines or other regulatory consequences that could disrupt our operations and negatively impact our results of operations.

Legislative and regulatory proposals could significantly curtail the revenue from certain products that we currently provide or otherwise have a material adverse effect on our results of operations.

Proposed changes in laws or regulations relating to our business could decrease, perhaps significantly, the revenue that we receive from certain products or services that we provide, or otherwise have a material adverse effect on our results of operations. Both the healthcare and financial services sectors are significant contributors to our overall results, and negative developments in either of these sectors, including but not limited to negative developments that result from legislative or regulatory actions, could negatively affect our results of operations, even if general economic conditions were strong.

The business operations that we conduct outside of the United States subject us to unique risks.

When we conduct business outside the United States, we are subject to risks, including, without limitation, the risk that we will be unable to provide effective operational support to these business activities, the risk of noncompliance with foreign laws and regulations, and the general economic and political conditions in countries where we conduct business, which may differ significantly from those in the United States. For example, the effect of Brexit is still developing and could require us to obtain additional regulatory licenses or impose additional restrictions on our ability to conduct business in Europe.

Regulatory capital requirements may limit our ability to expand or maintain our present levels of business or impair our ability to meet our financial obligations.

We are subject to the SEC's uniform net capital rule (Rule 15c3-1) and the net capital rule of FINRA, which may limit our ability to make withdrawals of capital from Piper Sandler & Co. The uniform net capital rule sets the minimum level of net capital a broker dealer must maintain and also requires that a portion of its assets be relatively liquid. FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below its requirements. Underwriting commitments require a charge against net capital and, accordingly, our ability to make underwriting commitments may be limited by the requirement that we must at all times be in compliance with the applicable net capital regulations.

Piper Sandler Companies, our holding company, depends on dividends, distributions and other payments from our subsidiaries to fund its obligations. The regulatory restrictions described above may impede access to funds our holding company needs to make payments on any such obligations.

Other Risks to Our Shareholders

The following are additional risk factors that we have identified that could pose a material risk to us or our shareholders.

We may change our dividend policy at any time and there can be no assurance that we will continue to declare cash dividends.

Our current dividend policy is to return between 30 percent and 50 percent of our fiscal year adjusted net income to shareholders. Although we expect to pay dividends to our shareholders in accordance with our dividend policy, we have no obligation to pay any dividend, and our dividend policy may change at any time without notice. The declaration and payment of dividends is at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and capital uses, limitations imposed by our indebtedness, legal requirements and other factors that our board of directors deems relevant. As a result, we may not pay dividends at any rate or at all.

Our stock price may fluctuate as a result of several factors, including but not limited to, changes in our revenues, operating results, and return on equity.

We have experienced, and expect to experience in the future, fluctuations in the market price of our common stock due to factors that relate to the nature of our business, including but not limited to changes in our revenues, operating results, earnings per share, and return on equity. Our business, by its nature, does not produce steady and predictable earnings on a quarterly basis, which may cause fluctuations in our stock price that may be significant. Other factors that have affected, and may further affect, our stock price include changes in or news related to economic, political, or market events or conditions, changes in market conditions in the financial services industry, including developments in regulation affecting our business, a predominantly passive or quantitative shareholder base among the Company's top twenty shareholders, failure to meet the expectations of market analysts, changes in recommendations or outlooks by market analysts, and aggressive short selling.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that are intended to deter abusive takeover tactics by making them unacceptably expensive to a potential raider and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include limitations on our shareholders' ability to act by written consent and to call special meetings. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

As of February 17, 2023, we conducted our operations through 63 principal offices in 32 states, and the District of Columbia, and in London, Aberdeen and Hong Kong. All of our offices are leased. Our principal executive office is located at 800 Nicollet Mall, Suite 900, Minneapolis, Minnesota 55402 and, as of February 17, 2023, comprises approximately 124,000 square feet of space under a lease which expires November 30, 2025. In December 2022, we entered into a 15-year lease agreement which comprises approximately 113,000 square feet of space for our future principal executive office located at 350 N. 5th Street, Minneapolis, Minnesota 55401.

ITEM 3. *LEGAL PROCEEDINGS.*

Due to the nature of our business, we are involved in a variety of legal proceedings. These proceedings include litigation, arbitration and regulatory proceedings, which may arise from, among other things, underwriting or other transactional activity, client account activity, employment matters, regulatory examinations of our businesses and investigations of securities industry practices by governmental agencies and SROs. The securities industry is highly regulated, and the regulatory scrutiny applied to securities firms is intense, resulting in a significant number of regulatory investigations and enforcement actions and uncertainty regarding the likely outcome of these matters.

Litigation-related expenses include amounts we reserve and/or pay out as legal and regulatory settlements, awards or judgments, and fines. Parties who initiate litigation and arbitration proceedings against us may seek substantial or indeterminate damages, and regulatory investigations can result in substantial fines being imposed on us. We reserve for contingencies related to legal proceedings at the time and to the extent we determine the amount to be probable and reasonably estimable. However, it is inherently difficult to predict accurately the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines. We assess each proceeding based on its particular facts, our outside advisors' assessment and our past experience with similar matters, and expectations regarding the current legal and regulatory environment and other external developments that might affect the outcome of a particular proceeding or type of proceeding. Subject to the foregoing, we believe, based on our current knowledge, after appropriate consultation with outside legal counsel and taking into account our established reserves, that pending legal actions, investigations and regulatory proceedings, will be resolved with no material adverse effect on our consolidated financial condition, results of operations or cash flows. However, there can be no assurance that our assessments will reflect the ultimate outcome of pending proceedings, and the outcome of any particular matter may be material to our operating results for any particular period, depending, in part, on the operating results for that period and the amount of established reserves. Reasonably possible losses in excess of amounts accrued at December 31, 2022 are not material. We generally have denied, or believe that we have meritorious defenses and will deny, liability in all significant cases currently pending against us, and we intend to vigorously defend such actions.

The SEC is conducting an investigation regarding our compliance with recordkeeping requirements for business-related communications sent over unapproved electronic messaging channels. The SEC has brought several recent enforcement actions relating to recordkeeping practices, and it is currently conducting numerous similar investigations of other financial institutions. We are cooperating with the investigation.

ITEM 4. *MINE SAFETY DISCLOSURES.*

Not applicable.

PART II

ITEM 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.***

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "PIPR."

Shareholders

We had 8,942 shareholders of record and approximately 44,692 beneficial owners of our common stock as of February 17, 2023.

Dividend Policy

Our board of directors has approved a dividend policy with the intention of returning between 30 percent and 50 percent of our fiscal year adjusted net income to shareholders.

Our board of directors has declared a special cash dividend on our common stock of $1.25 per share related to 2022 adjusted net income. This special dividend will be paid on March 17, 2023, to shareholders of record as of the close of business on March 3, 2023. Including this special cash dividend, we will have returned $3.65 per share, or approximately 32 percent of our fiscal year 2022 adjusted net income to shareholders. In addition, our board of directors has declared a quarterly cash dividend on our common stock of $0.60 per share to be paid on March 17, 2023, to shareholders of record as of the close of business on March 3, 2023.

Our board of directors is free to change our dividend policy at any time. Restrictions on our U.S. broker dealer subsidiary's ability to pay dividends are described in Note 22 to the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Purchases of Equity Securities

The table below sets forth the information with respect to purchases made by or on behalf of Piper Sandler Companies or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act), of our common stock during the quarter ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares Yet to be Purchased Under the Plans or Programs (1)
Month #1 (October 1, 2022 to October 31, 2022)	228 (2)	$ 105.85	208	$ 138 million
Month #2 (November 1, 2022 to November 30, 2022)	6,652	$ 145.90	—	$ 138 million
Month #3 (December 1, 2022 to December 31, 2022)	4,120	$ 130.19	—	$ 138 million
Total	11,000	$ 139.19	208	$ 138 million

(1) Effective May 6, 2022, our board of directors authorized the repurchase of up to $150.0 million of common stock through December 31, 2024.

(2) Consists of 208 shares of common stock repurchased on the open market pursuant to a 10b5-1 plan established with an independent agent at an average price of $105.55 per share, and 20 shares of common stock withheld from recipients of restricted stock to pay taxes upon the vesting of the restricted stock at an average price of $108.97 per share.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the performance of an investment in our common stock from December 31, 2017 through December 31, 2022, with the S&P 500 Index and the S&P 500 Diversified Financials Index. The graph assumes $100 was invested on December 31, 2017 in each of our common stock, the S&P 500 Index and the S&P 500 Diversified Financials Index, and that all dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

FIVE YEAR TOTAL RETURN FOR PIPER SANDLER COMPANIES COMMON STOCK, THE S&P 500 INDEX AND THE S&P DIVERSIFIED FINANCIALS INDEX



$250
$200
$150
$100
$50
$0
12/31/2017
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
PIPR
S&P 500 Index
S&P 500 Diversified Financials

Company/Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Piper Sandler Companies	$ 100	$ 79.31	$ 98.25	$ 127.36	$ 236.05	$ 180.79
S&P 500 Index	100	95.62	125.72	148.85	191.58	156.88
S&P 500 Diversified Financials	100	90.08	112.21	124.96	169.79	150.65

ITEM 6. *RESERVED.*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

The following information should be read in conjunction with the accompanying audited consolidated financial statements and related notes and exhibits included elsewhere in this Form 10-K. Certain statements in this Form 10-K may be considered forward-looking. See "Cautionary Note Regarding Forward-Looking Statements" in this Form 10-K for additional information regarding such statements and related risks and uncertainties.

Item 7 in this Form 10-K discusses our 2022 and 2021 results and the year-over-year comparisons between 2022 and 2021. Discussion of our 2020 results and the year-over-year comparisons between 2021 and 2020 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022.

Explanation of Non-GAAP Financial Measures

We have included financial measures that are not prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include adjustments to exclude (1) revenues and expenses related to noncontrolling interests, (2) interest expense on long-term financing from net revenues, (3) amortization of intangible assets related to acquisitions, (4) compensation and non-compensation expenses from acquisition-related agreements, (5) acquisition-related restructuring and integration costs and (6) the income tax expense allocated to the adjustments. The adjusted weighted average diluted shares outstanding used in the calculation of non-GAAP earnings per diluted common share contains an adjustment to include the common shares for unvested restricted stock awards with service conditions granted pursuant to all acquisitions since January 1, 2020. These adjustments affect the following financial measures: net revenues, compensation expenses, non-compensation expenses, income tax expense, net income applicable to Piper Sandler Companies, earnings per diluted common share, total non-interest expenses, pre-tax income and pre-tax margin. Management believes that presenting these results and measures on an adjusted basis in conjunction with the corresponding U.S. GAAP measures provides the most meaningful basis for comparison of our operating results across periods and enhances the overall understanding of our current financial performance by excluding certain items that may not be indicative of our core operating results. The non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with U.S. GAAP.

Executive Overview

Overview of Operations **–** Our business principally consists of providing investment banking and institutional brokerage services to corporations, private equity groups, public entities, non-profit entities and institutional investors in the United States and Europe. We operate through one reportable business segment.

Investment banking services include financial advisory services, management of and participation in underwritings, and municipal financing activities. Revenues are generated through the receipt of advisory and financing fees. Institutional sales, trading and research services focus on the trading of equity and fixed income products with institutions, corporations, government and non-profit entities. Revenues are generated through commissions and sales credits earned on equity and fixed income institutional sales activities, net interest revenues on trading securities held in inventory, profits and losses from trading these securities, and research checks as clients pay us for research services and corporate access offerings. In order to invest firm capital and to manage capital from outside investors, we have created alternative asset management funds in merchant banking and healthcare. We receive management and performance fees for managing these funds, as well as investment gains and losses.

Our Business Strategy **–** Our long-term strategic objectives are to drive revenue growth, expand our market presence, build a stronger and more durable platform, continue to gain market share, and maximize shareholder value. In order to meet these objectives, we are focused on the following:

- Continuing to expand our business through strategic investments and selectively adding partners who share our client-centric culture and who can leverage our platform to better serve clients;
- Growing our investment banking platform through market share gains, accretive combinations, developing internal talent, and continued sector, product and geographic expansion. We also believe there is an opportunity to continue to capitalize on the strength of our U.S. franchises by expanding in Europe;
- Leveraging the scale within the equity brokerage and fixed income services platforms, driven by our expanded client base and product offerings, to continue to grow market share; and
- Prudently managing capital to maintain our balance sheet strength with ample liquidity and flexibility through all market conditions.

Strategic Activities **–** During 2022, we took the following important steps in the execution of our business strategy.

- On October 7, 2022, we completed the acquisition of DBO Partners Holding LLC, including its subsidiary, DBO Partners LLC (collectively, "DBO Partners"), a technology investment banking firm. The transaction expands the scale of our technology sector and adds general partner advisory services.
- On June 10, 2022, we completed the acquisition of Stamford Partners LLP ("Stamford Partners"), a specialist investment bank offering mergers and acquisitions advisory services to European food and beverage and related consumer sectors. The transaction expands our presence in Europe.
- On February 4, 2022, we completed the acquisition of Cornerstone Macro Research LP, including its subsidiary, Cornerstone Macro LLC (collectively, "Cornerstone Macro"), a research firm focused on providing macro research and equity derivatives trading to institutional investors. The transaction adds a macro research platform and increases the scale of our equity brokerage operations.
- Our corporate investment banking managing directors increased to 159, up 7.4 percent from 2021, contributing to our expanded and more diversified platform. We strengthened and broadened our industry and product coverage in 2022, notably in healthcare services, automotive aftermarket, transportation and logistics, and restructuring. In addition, we continued to invest in our research services and specialized sales and trading teams, both key differentiators in supporting our financing activities.

Financial Highlights

(Amounts in thousands, except per share data)	Year Ended December 31, 2022	2021	2022 v2021
U.S. GAAP			
Net revenues	**$ 1,425,638**	$ 2,031,061	(29.8)%
Compensation and benefits	**983,524**	1,305,166	(24.6)
Non-compensation expenses	**307,745**	284,383	8.2
Income before income tax expense	**134,369**	441,512	(69.6)
Net income applicable to Piper Sandler Companies	**110,674**	278,514	(60.3)
Earnings per diluted common share	**$ 6.52**	$ 16.43	(60.3)
Ratios and margin			
Compensation ratio	**69.0 %**	64.3 %	
Non-compensation ratio	**21.6 %**	14.0 %	
Pre-tax margin	**9.4 %**	21.7 %	
Effective tax rate	**24.7 %**	25.2 %	
Non-GAAP[(1)]			
Adjusted net revenues	**$ 1,433,713**	$ 1,980,457	(27.6)%
Adjusted compensation and benefits	**895,999**	1,188,371	(24.6)
Adjusted non-compensation expenses	**268,561**	242,134	10.9
Adjusted operating income	**269,153**	549,952	(51.1)
Adjusted net income applicable to Piper Sandler Companies	**201,317**	399,037	(49.5)
Adjusted earnings per diluted common share	**$ 11.26**	$ 21.92	(48.6)
Adjusted ratios and margin			
Adjusted compensation ratio	**62.5 %**	60.0 %	
Adjusted non-compensation ratio	**18.7 %**	12.2 %	
Adjusted operating margin	**18.8 %**	27.8 %	
Adjusted effective tax rate	**23.4 %**	26.3 %	

See the "Results of Operations" section for additional information.

(1) *Reconciliation of U.S. GAAP to adjusted non-GAAP financial information*

(Amounts in thousands, except per share data)	*Year Ended December 31,*	
	2022	***2021***
Net revenues:		
Net revenues – U.S. GAAP basis	***$ 1,425,638***	*$ 2,031,061*
Adjustments:		
Revenue related to noncontrolling interests	***1,575***	*(59,050)*
Interest expense on long-term financing	***6,500***	*8,446*
Adjusted net revenues	***$ 1,433,713***	*$ 1,980,457*
Compensation and benefits:		
Compensation and benefits – U.S. GAAP basis	***$ 983,524***	*$ 1,305,166*
Adjustment:		
Compensation from acquisition-related agreements	***(87,525)***	*(116,795)*
Adjusted compensation and benefits	***$ 895,999***	*$ 1,188,371*
Non-compensation expenses:		
Non-compensation expenses – U.S. GAAP basis	***$ 307,745***	*$ 284,383*
Adjustments:		
Non-compensation expenses related to noncontrolling interests	***(7,919)***	*(7,196)*
Acquisition-related restructuring and integration costs	***(11,440)***	*(4,724)*
Amortization of intangible assets related to acquisitions	***(15,375)***	*(30,080)*
Non-compensation expenses from acquisition-related agreements	***(4,450)***	*(249)*
Adjusted non-compensation expenses	***$ 268,561***	*$ 242,134*
Income before income tax expense:		
Income before income tax expense – U.S. GAAP basis	***$ 134,369***	*$ 441,512*
Adjustments:		
Revenue related to noncontrolling interests	***1,575***	*(59,050)*
Interest expense on long-term financing	***6,500***	*8,446*
Non-compensation expenses related to noncontrolling interests	***7,919***	*7,196*
Compensation from acquisition-related agreements	***87,525***	*116,795*
Acquisition-related restructuring and integration costs	***11,440***	*4,724*
Amortization of intangible assets related to acquisitions	***15,375***	*30,080*
Non-compensation expenses from acquisition-related agreements	***4,450***	*249*
Adjusted operating income	***$ 269,153***	*$ 549,952*
Interest expense on long-term financing	***(6,500)***	*(8,446)*
Adjusted income before adjusted income tax expense	***$ 262,653***	*$ 541,506*
Income tax expense:		
Income tax expenses – U.S. GAAP basis	***$ 33,189***	*$ 111,144*
Tax effect of adjustments:		
Compensation from acquisition-related agreements	***20,872***	*23,646*
Acquisition-related restructuring and integration costs	***2,528***	*1,180*
Amortization of intangible assets related to acquisitions	***3,599***	*6,436*
Non-compensation expenses from acquisition-related agreements	***1,148***	*63*
Adjusted income tax expense	***$ 61,336***	*$ 142,469*
Net income applicable to Piper Sandler Companies:		
Net income applicable to Piper Sandler Companies – U.S. GAAP basis	***$ 110,674***	*$ 278,514*
Adjustments:		
Compensation from acquisition-related agreements	***66,653***	*93,149*
Acquisition-related restructuring and integration costs	***8,912***	*3,544*
Amortization of intangible assets related to acquisitions	***11,776***	*23,644*
Non-compensation expenses from acquisition-related agreements	***3,302***	*186*
Adjusted net income applicable to Piper Sandler Companies	***$ 201,317***	*$ 399,037*

(Amounts in thousands, except per share data)	Year Ended December 31, 2022	2021
Earnings per diluted common share:		
Earnings per diluted common share – U.S. GAAP basis	***$ 6.52***	*$ 16.43*
Adjustment for inclusion of unvested acquisition-related stock	***(0.60)***	*(1.62)*
	$ 5.92	*$ 14.81*
Adjustments:		
Compensation from acquisition-related agreements	***3.93***	*5.49*
Acquisition-related restructuring and integration costs	***0.53***	*0.21*
Amortization of intangible assets related to acquisitions	***0.69***	*1.40*
Non-compensation expenses from acquisition-related agreements	***0.19***	*0.01*
Adjusted earnings per diluted common share	***$ 11.26***	*$ 21.92*
Weighted average diluted common shares outstanding:		
Weighted average diluted common shares outstanding – U.S. GAAP basis	***16,965***	*16,955*
Adjustment:		
Unvested acquisition-related restricted stock with service conditions	***909***	*1,251*
Adjusted weighted average diluted common shares outstanding	***17,874***	*18,206*

External Factors Impacting Our Business

Performance in the financial services industry in which we operate is highly correlated to the overall strength of macroeconomic conditions, financial market activity and the effect of geopolitical events. Overall market conditions are a product of many factors, which are beyond our control, often unpredictable and at times inherently volatile. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services as reflected by the number and size of advisory transactions, equity and debt corporate financings, and municipal financings; the relative level of volatility of the equity and fixed income markets; changes in interest rates and credit spreads (especially rapid and extreme changes); overall market liquidity; the level and shape of various yield curves; the volume and value of trading in securities; and overall equity valuations.

Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our capital markets business focuses on specific industry sectors while serving principally a middle-market clientele. If the business environment for our focus sectors is impacted adversely, our business and results of operations could reflect these impacts. In addition, our business, with its specific areas of focus and investment, may not track overall market trends. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results for any individual period should not be considered indicative of future results.

Market Data

The following table provides a summary of relevant market data over the past three years.

	Year Ended December 31,				
	2022	**2021**	**2020**	**2022 v2021**	**2021 v2020**
U.S. Market Indices					
S&P 500 *(a)*	**3,840**	4,766	3,756	(19.4)%	26.9 %
Nasdaq *(a)*	**10,466**	15,645	12,888	(33.1)%	21.4 %
U.S. Middle Market Mergers and Acquisitions					
Announced transactions (number of transactions) *(b)*	**3,627**	4,767	3,637	(23.9)%	31.1 %
U.S. Equity Capital Markets					
Completed public equity offerings (number of transactions) *(c)*	**521**	1,996	1,285	(73.9)%	55.3 %
Completed initial public offerings (number of transactions) *(d)*	**156**	1,008	436	(84.5)%	131.2 %
Equity fee pool for overall market (in millions) *(e)*	**$3,517**	$20,365	$15,365	(82.7)%	32.5 %
Equity fee pool for sub-$5 billion (in millions) *(f)*	**$2,404**	$13,640	$ 8,901	(82.4)%	53.2 %
U.S. Municipal Negotiated Issuances					
Completed issuances (number of transactions) *(g)*	**5,847**	8,849	8,965	(33.9)%	(1.3)%
Aggregate par value (in billions) *(g)*	**$ 312**	$ 384	$ 392	(18.7)%	(2.0)%
Average CBOE Volatility Index (VIX)	**26**	20	29	30.0 %	(31.0)%
Average Daily Number of Shares Traded					
NYSE (shares in millions)	**2,355**	2,258	2,402	4.3 %	(6.0)%
Nasdaq (shares in millions)	**2,083**	1,952	2,010	6.7 %	(2.9)%
Interest Rates					
3-month treasury average rate	**2.09 %**	0.04 %	0.25 %	N/M	(84.0)%
10-year treasury average rate	**2.95 %**	1.45 %	0.81 %	103.4 %	79.0 %
Average 10-year MMD to 10-year Treasury Ratio *(h)*	**0.83**	0.68	1.22	22.1 %	(44.3)%

N/M — Not meaningful

(a) Data provided is at period end.

(b) Source: Refinitiv (transactions with reported deal value between $100 million and $1 billion and transactions with an undisclosed deal value that had a financial advisor).

(c) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (IPOs, follow-on offerings and convertible offerings with reported deal value greater than $10 million).

(d) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (offerings with reported deal value greater than $10 million).

(e) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (IPOs, follow-on offerings and convertible offerings with deal values greater than $10 million and PIPEs/RDs greater than $5 million; SPAC IPO fees are represented as the standard two percent upfront fee unless noted differently on the IPO cover).

(f) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (IPOs, follow-on offerings and convertible offerings with deal values greater than $10 million and PIPEs/RDs greater than $5 million for sub-$5 billion market cap issuers; SPAC IPO fees are represented as the standard two percent upfront fee unless noted differently on the IPO cover).

(g) Source: Refinitiv (sole/senior negotiated and private placement transactions).

(h) Calculated based on the 10-year Municipal Market Data (MMD) index rate divided by the 10-year treasury rate.

Outlook for 2023

We believe there is a heightened risk of economic recession in 2023 resulting from persistent inflation, supply and demand imbalances, labor shortages and higher interest rates and energy prices. Additionally, geopolitical risks, such as the war in Ukraine, further increased the economic strain on the global economy. These risks contributed to increased financial market volatility and a decline in business confidence in 2022, resulting in a more uncertain economic outlook for 2023.

We believe tightening of U.S. monetary policy will continue to be a critical factor impacting the economy and financial markets. The U.S. Federal Reserve significantly increased its short-term benchmark interest rate in 2022 and is expected to raise rates further in 2023, with its primary near-term focus to slow inflation. Additionally, the U.S. Federal Reserve continues quantitative tightening measures by reducing its holdings of treasury and mortgage-backed securities.

While demand for advisory services remains active, the challenging market environment continues to impact transaction timelines and increase deal risk. Additionally, rising and volatile interest rates have reduced financing options for financial sponsors, which has negatively impacted our deal activity with these clients. Our pipeline across industry teams remains solid, but the current economic conditions make conversion of the pipeline uncertain.

The market for equity capital raising was largely shut in 2022 due to high levels of market volatility, declining equity valuations and reduced investor demand stemming from economic concerns. However, we expect capital markets activity to increase in 2023 as clients requiring access to capital in order to execute on their strategic plans take advantage of market opportunities.

Equity brokerage benefited from elevated volatility and volumes in 2022 as well as market share gains resulting from the addition of Cornerstone Macro to our platform. In 2023, we anticipate a more challenging market environment with a decrease in the research and trading services fee pool as well as expectations of less volatility. We believe these challenges will be mitigated in part through our increase in client votes leading to further market share growth.

Market conditions for our fixed income services business were challenging in the second half of 2022 driven by the sharp increase in rates, increased interest rate volatility, aggressive monetary policy tightening and uncertainty in expectations regarding the terminal level of interest rates. Additionally, inflation has remained elevated and the market has begun pricing in a recession resulting in an inverted yield curve. These market dynamics negatively impacted our client activity in 2022, particularly among our depository clients. In 2023, we expect clients to be more active relative to the second half of 2022 as the fixed income asset class represents an increasingly attractive investment opportunity resulting from higher investment yields.

Our municipal financing business experienced more challenging market conditions in the second half of 2022 driven by increased interest rates and volatility, as well as weakened investor demand. Higher rates sharply curtailed refinancing activity depressing new issuance volumes in 2022; we expect this trend to continue in 2023. While our specialty sector pipeline is strong, it remains uncertain when market conditions will become more conducive to closing these transactions.

Results of Operations

Financial Summary

The following table provides a summary of the results of our operations on a U.S. GAAP basis and the results of our operations as a percentage of net revenues for the periods indicated.

(Amounts in thousands)	Year Ended December 31,					As a Percentage of Net Revenues for the Year Ended December 31,		
	2022	2021	2020	2022 v2021	2021 v2020	2022	2021	2020
Revenues:								
Investment banking	**$1,009,509**	$1,553,219	$ 858,476	(35.0)%	80.9 %	**70.8 %**	76.5 %	69.3 %
Institutional brokerage	**405,267**	387,577	357,753	4.6	8.3	**28.4**	19.1	28.9
Interest income	**20,365**	6,967	13,164	192.3	(47.1)	**1.4**	0.3	1.1
Investment income/(loss)	**(23)**	94,032	23,265	N/M	304.2	**0.0**	4.6	1.9
Total revenues	**1,435,118**	2,041,795	1,252,658	(29.7)	63.0	**100.7**	100.5	101.2
Interest expense	**9,480**	10,734	14,445	(11.7)	(25.7)	**0.7**	0.5	1.2
Net revenues	**1,425,638**	2,031,061	1,238,213	(29.8)	64.0	**100.0**	100.0	100.0
Non-interest expenses:								
Compensation and benefits	**983,524**	1,305,166	877,462	(24.6)	48.7	**69.0**	64.3	70.9
Outside services	**53,189**	45,942	38,377	15.8	19.7	**3.7**	2.3	3.1
Occupancy and equipment	**64,252**	56,946	54,007	12.8	5.4	**4.5**	2.8	4.4
Communications	**50,565**	44,008	44,358	14.9	(0.8)	**3.5**	2.2	3.6
Marketing and business development	**42,849**	20,902	13,472	105.0	55.2	**3.0**	1.0	1.1
Deal-related expenses	**31,874**	42,921	38,072	(25.7)	12.7	**2.2**	2.1	3.1
Trade execution and clearance	**20,185**	16,533	18,934	22.1	(12.7)	**1.4**	0.8	1.5
Restructuring and integration costs	**11,440**	4,724	10,755	142.2	(56.1)	**0.8**	0.2	0.9
Intangible asset amortization	**15,375**	30,080	44,728	(48.9)	(32.7)	**1.1**	1.5	3.6
Other operating expenses	**18,016**	22,327	29,500	(19.3)	(24.3)	**1.3**	1.1	2.4
Total non-interest expenses	**1,291,269**	1,589,549	1,169,665	(18.8)	35.9	**90.6**	78.3	94.5
Income before income tax expense	**134,369**	441,512	68,548	(69.6)	544.1	**9.4**	21.7	5.5
Income tax expense	**33,189**	111,144	19,192	(70.1)	479.1	**2.3**	5.5	1.5
Net income	**101,180**	330,368	49,356	(69.4)	569.4	**7.1**	16.3	4.0
Net income/(loss) applicable to noncontrolling interests	**(9,494)**	51,854	8,852	N/M	485.8	**(0.7)**	2.6	0.7
Net income applicable to Piper Sandler Companies	**$ 110,674**	$ 278,514	$ 40,504	(60.3)%	587.6 %	**7.8 %**	13.7 %	3.3 %

N/M — Not meaningful

For the year ended December 31, 2022, we recorded net income applicable to Piper Sandler Companies of $110.7 million. Net revenues for the year ended December 31, 2022 decreased 29.8 percent to $1.43 billion, compared with $2.03 billion in the year-ago period. In 2022, investment banking revenues decreased 35.0 percent to $1.01 billion, compared with $1.55 billion in 2021, primarily driven by lower advisory services and corporate financing revenues, as well as lower municipal financing revenues. For the year ended December 31, 2022, institutional brokerage revenues were $405.3 million, up 4.6 percent compared with $387.6 million in 2021, as higher equity brokerage revenues were partially offset by lower fixed income services revenues. In 2022, net interest income was $10.9 million, compared to net interest expense of $3.8 million in 2021, primarily resulting from increased interest income driven by higher rates on our long inventory and cash balances. Non-interest expenses were $1.29 billion for the year ended December 31, 2022, down 18.8 percent compared with $1.59 billion in the prior year, primarily due to decreased compensation expenses resulting from lower revenues.

Consolidated Non-Interest Expenses

Compensation and Benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, incentive compensation, benefits, stock-based compensation, employment taxes, reversal of expenses associated with the forfeiture of stock-based compensation and other employee-related costs. A significant portion of compensation expense is comprised of variable incentive arrangements, including discretionary incentive compensation, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. The timing of incentive compensation payments, which generally occur in February, has a greater impact on our cash position and liquidity than is reflected on our consolidated statements of operations. In conjunction with our acquisitions, we have granted restricted stock and restricted cash with service conditions, which are amortized to compensation expense over the service period. We have also entered into forgivable loans with service conditions, which are amortized to compensation expense over the loan term. Additionally, expense estimates related to revenue-based earnout arrangements with service conditions entered into as part of our acquisitions are amortized to compensation expense over the service period.

The following table summarizes our future acquisition-related compensation expense for restricted stock, restricted cash and forgivable loans with service conditions, as well as expense estimates related to revenue-based earnout arrangements:

(Amounts in thousands)	
2023	$ 51,828
2024	42,292
2025	23,535
2026	15,668
2027	9,411
Total	$ 142,734

For the year ended December 31, 2022, compensation and benefits expenses decreased 24.6 percent to $983.5 million from $1.31 billion in 2021, due to lower revenues. Compensation and benefits expenses as a percentage of net revenues was 69.0 percent in 2022, compared with 64.3 percent in 2021. Excluding the impact of noncontrolling interests, our compensation ratio increased to 68.9 percent in 2022, compared with 66.2 percent in 2021, due to lower net revenues, partially offset by a decrease in acquisition-related compensation expenses.

Outside Services – Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees, fund expenses associated with our consolidated alternative asset management funds and other professional fees. Outside services expenses increased 15.8 percent to $53.2 million in 2022, compared with $45.9 million in 2021, primarily due to higher professional fees.

Occupancy and Equipment – For the year ended December 31, 2022, occupancy and equipment expenses increased 12.8 percent to $64.3 million, compared with $56.9 million in 2021, primarily due to incremental occupancy costs related to our acquisition of Cornerstone Macro, as well as office space expansion.

Communications – Communication expenses include costs for telecommunication and data communication, primarily consisting of expenses for obtaining third party market data information. For the year ended December 31, 2022, communication expenses increased 14.9 percent to $50.6 million, compared with $44.0 million in 2021, due to higher market data services expenses resulting in part from incremental costs related to our acquisition of Cornerstone Macro.

Marketing and Business Development – Marketing and business development expenses include travel and entertainment costs, advertising and third party marketing fees. In 2022, marketing and business development expenses increased 105.0 percent to $42.8 million, compared with $20.9 million for the year ended December 31, 2021. The increase was due to higher travel expenses driven by the end of pandemic-related travel restrictions and overall inflationary impact on costs. As a result, our travel costs have reverted to more normalized levels in 2022.

Deal-Related Expenses – Deal-related expenses include costs we incurred over the course of a completed investment banking deal, which primarily consist of legal fees, offering expenses, and travel and entertainment costs. For the year ended December 31, 2022, deal-related expenses were $31.9 million, compared with $42.9 million for the year ended December 31, 2021. The amount of deal-related expenses is principally dependent on the level of deal activity and may vary from period to period as the recognition of deal-related costs typically coincides with the closing of a transaction.

Trade Execution and Clearance – For the year ended December 31, 2022, trade execution and clearance expenses increased 22.1 percent to $20.2 million, compared with $16.5 million for the year ended December 31, 2021. The increase in trade execution and clearance expenses is reflective of higher trading volumes compared with the prior year.

Restructuring and Integration Costs – For the year ended December 31, 2022, we incurred acquisition-related restructuring and integration costs of $11.4 million. The expenses consisted of $5.2 million of transaction costs primarily related to our 2022 acquisitions, $5.6 million for vacated leased office space associated with our acquisitions of The Valence Group ("Valence") and Cornerstone Macro and $0.6 million of severance benefits.

For the year ended December 31, 2021, we incurred acquisition-related restructuring and integration costs of $4.7 million. The expenses consisted of $1.0 million of transaction costs primarily related to our acquisitions of Cornerstone Macro and Stamford Partners, $3.4 million for vacated leased office space associated with our acquisitions of Valence and TRS Advisors LLC ("TRS") and $0.3 million of severance benefits.

Intangible Asset Amortization – Intangible asset amortization includes the amortization of definite-lived intangible assets consisting of customer relationships and internally developed software. For the year ended December 31, 2022, intangible asset amortization was $15.4 million, compared with $30.1 million in 2021. The decrease was due to lower intangible asset amortization expense associated with our 2020 acquisitions, partially offset by incremental intangible asset amortization expense associated with our 2022 acquisitions. In 2023, we anticipate incurring a full year of intangible asset amortization expense related to the acquisition of DBO Partners.

The following table summarizes the future aggregate amortization expense of our intangible assets with determinable lives:

(Amounts in thousands)	
2023	$ 19,440
2024	9,445
2025	7,887
2026	7,253
2027	3,480
Thereafter	2,732
Total	$ 50,237

Other Operating Expenses – Other operating expenses primarily include insurance costs, license and registration fees, expenses related to our charitable giving program and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory matters. Other operating expenses were $18.0 million in 2022, compared with $22.3 million in 2021. The decrease was primarily due to lower expense related to our charitable giving program driven by lower operating profits. This decrease was partially offset by $4.5 million in expense for the earnout with no service requirements related to Cornerstone Macro.

Income Taxes – For the year ended December 31, 2022, our provision for income taxes was $33.2 million, which included a $5.6 million tax benefit related to stock-based compensation awards vesting at values greater than the grant price and a one-time tax benefit of $4.6 million related to the full reversal of our U.K. subsidiary's deferred tax valuation allowance, as a result of improved operating results in the U.K. Excluding the impact of these benefits and noncontrolling interests, our effective tax rate was 30.2 percent.

For the year ended December 31, 2021, our provision for income taxes was $111.1 million, which included a $2.7 million tax benefit related to stock-based compensation awards vesting at values greater than the grant price. Excluding the impact of this benefit and noncontrolling interests, our effective tax rate was 29.2 percent, which includes the impact of non-deductible covered employee compensation expense.

Financial Performance

Our activities as an investment bank and institutional securities firm constitute a single business segment.

Throughout this section, we have presented results on both a U.S. GAAP and non-GAAP basis. Management believes that presenting results and measures on an adjusted, non-GAAP basis in conjunction with the corresponding U.S. GAAP measures provides a more meaningful basis for comparison of its operating results and underlying trends between periods, and enhances the overall understanding of our current financial performance by excluding certain items that may not be indicative of our core operating results. The non-GAAP results should be considered in addition to, not as a substitute for, the results prepared in accordance with U.S. GAAP.

The adjusted financial results exclude (1) revenues and expenses related to noncontrolling interests, (2) interest expense on long-term financing from net revenues, (3) amortization of intangible assets related to acquisitions, (4) compensation and non-compensation expenses from acquisition-related agreements and (5) acquisition-related restructuring and integration costs. For U.S. GAAP purposes, these items are included in each of their respective line items on the consolidated statements of operations.

Adjusted operating income and adjusted operating margin present the results of operations excluding the impact resulting from the consolidation of noncontrolling interests in alternative asset management funds. Consolidation of these funds results in the inclusion of the proportionate share of the income or loss attributable to the equity interests in consolidated funds that are not attributable, either directly or indirectly, to us (i.e., noncontrolling interests). This proportionate share is reflected in net income/(loss) applicable to noncontrolling interests in the accompanying consolidated statements of operations, and has no effect on our overall financial performance, as ultimately, this income or loss is not income or loss for us. Included in adjusted operating income and adjusted operating margin is the actual proportionate share of the income or loss attributable to us as an investor in such funds.

The adjusted, non-GAAP financial results also exclude amortization of intangible assets and compensation and non-compensation expenses from acquisition-related agreements. These amounts are excluded on a non-GAAP basis as they represent expenses specifically related to acquisitions and therefore are not part of our on-going operations. The acquisition-related restructuring and integration costs excluded from the adjusted financial results represent charges that resulted from severance benefits, contract termination costs, vacating redundant leased office space and professional fees related to the respective transactions. These restructuring and integration costs are excluded from our non-GAAP financial measures as they relate to acquisitions and excluding these amounts provides a better understanding of our core non-compensation expenses. Interest expense on long-term financing is an adjustment from net revenues as these arrangements were used to fund the acquisitions of Valence and SOP Holdings, LLC and its subsidiaries, including Sandler O'Neill & Partners, L.P. (collectively, "Sandler O'Neill"). Management believes that presenting adjusted financial results excluding the acquisition-related amounts provides clarity on the financial results generated by the core operating components of our business.

The following table sets forth the adjusted, non-GAAP financial results and adjustments necessary to reconcile to our consolidated U.S. GAAP financial results for the periods presented:

	Year Ended December 31,							
	2022				2021			
		Adjustments (1)				Adjustments (1)		
(Amounts in thousands)	Total Adjusted	Noncontrolling Interests	Other Adjustments	U.S. GAAP	Total Adjusted	Noncontrolling Interests	Other Adjustments	U.S. GAAP
Investment banking								
Advisory services	$ 776,428	$ —	$ —	$ 776,428	$1,026,138	$ —	$ —	$1,026,138
Corporate financing	125,342	—	—	125,342	362,797	—	—	362,797
Municipal financing	107,739	—	—	107,739	164,284	—	—	164,284
Total investment banking	1,009,509	—	—	1,009,509	1,553,219	—	—	1,553,219
Institutional brokerage								
Equity brokerage	210,314	—	—	210,314	154,067	—	—	154,067
Fixed income services	194,953	—	—	194,953	233,510	—	—	233,510
Total institutional brokerage	405,267	—	—	405,267	387,577	—	—	387,577
Interest income	20,365	—	—	20,365	6,967	—	—	6,967
Investment income/(loss)	1,552	(1,575)	—	(23)	34,982	59,050	—	94,032
Total revenues	1,436,693	(1,575)	—	1,435,118	1,982,745	59,050	—	2,041,795
Interest expense	2,980	—	6,500	9,480	2,288	—	8,446	10,734
Net revenues	1,433,713	(1,575)	(6,500)	1,425,638	1,980,457	59,050	(8,446)	2,031,061
Total non-interest expenses	1,164,560	7,919	118,790	1,291,269	1,430,505	7,196	151,848	1,589,549
Pre-tax income	$ 269,153	$ (9,494)	$ (125,290)	$ 134,369	$ 549,952	$ 51,854	$ (160,294)	$ 441,512
Pre-tax margin	18.8 %			9.4 %	27.8 %			21.7 %

(1) The following is a summary of the adjustments needed to reconcile our consolidated U.S. GAAP financial results to the adjusted, non-GAAP financial results:

Noncontrolling interests – The impacts of consolidating noncontrolling interests in our alternative asset management funds are not included in our adjusted financial results.

Other adjustments – The following items are not included in our adjusted financial results:

	Year Ended December 31,	
(Amounts in thousands)	*2022*	*2021*
Interest expense on long-term financing	*$ 6,500*	*$ 8,446*
Compensation from acquisition-related agreements	*87,525*	*116,795*
Acquisition-related restructuring and integration costs	*11,440*	*4,724*
Amortization of intangible assets related to acquisitions	*15,375*	*30,080*
Non-compensation expenses from acquisition-related agreements	*4,450*	*249*
	118,790	*151,848*
Total other adjustments	*$ 125,290*	*$ 160,294*

Net revenues on a U.S. GAAP basis were $1.43 billion for the year ended December 31, 2022, compared with $2.03 billion in the prior-year period. For the year ended December 31, 2022, adjusted net revenues were $1.43 billion, compared with $1.98 billion for the year ended December 31, 2021. The variance explanations for net revenues and adjusted net revenues are consistent on both a U.S. GAAP and non-GAAP basis unless stated otherwise.

The following table provides supplemental business information:

	Year Ended December 31,	
	2022	**2021**
Advisory services		
Completed M&A and restructuring transactions	**217**	279
Completed capital advisory transactions	**84**	146
Total completed advisory transactions	**301**	425
Corporate financings		
Total equity transactions priced	**55**	214
Book run equity transactions priced	**45**	141
Total debt and preferred transactions priced	**30**	53
Book run debt and preferred transactions priced	**19**	26
Municipal negotiated issues		
Aggregate par value of issues priced (in billions)	**$ 14.6**	$ 19.3
Total issues priced	**571**	977
Equity brokerage		
Number of shares traded (in billions)	**11.0**	9.9

Investment banking revenues comprise all of the revenues generated through advisory services activities, which include M&A, equity and debt private placements, debt and restructuring advisory, and municipal financial advisory transactions. Collectively, debt advisory transactions and equity and debt private placements are referred to as capital advisory transactions. Investment banking revenues also include equity and debt corporate financing activities and municipal financings.

In 2022, investment banking revenues were $1.01 billion, down 35.0 percent compared to $1.55 billion in the prior-year period. For the year ended December 31, 2022, advisory services revenues were $776.4 million, down 24.3 percent compared with $1.03 billion in 2021, due to fewer completed transactions, offset in part by higher average M&A and restructuring fees. The market environment during most of the year was impacted by macroeconomic uncertainty, which prolonged transaction timelines and the conversion of our pipelines. For the year ended December 31, 2022, corporate financing revenues were $125.3 million, down 65.5 percent compared to $362.8 million in the prior-year period, as the market for equity capital raising remained largely shut resulting from high levels of market volatility, declining valuations and a cautious investor outlook stemming from economic concerns. Activity for us during the year was principally in the healthcare and financial services sectors. Municipal financing revenues for the year ended December 31, 2022 were $107.7 million, down 34.4 percent compared to $164.3 million in the year-ago period, due to a decline in issuance activity, particularly lower refinancing activity and high-yield new issuances. Market conditions became more challenging during the second half of 2022 resulting from increased interest rates and volatility, combined with weakened investor demand, which drove the decline in market issuances.

Institutional brokerage revenues comprise all of the revenues generated through trading activities, which consist of facilitating customer trades and executing competitive municipal underwritings, as well as fees received for our research services and corporate access offerings. Our results may vary from quarter to quarter as a result of changes in trading margins, trading gains and losses, net interest spreads, trading volumes, the timing of payments for research services and the timing of transactions based on market opportunities.

For the year ended December 31, 2022, institutional brokerage revenues increased to $405.3 million, compared with $387.6 million in the prior-year period. Equity brokerage revenues increased 36.5 percent to $210.3 million in 2022, compared with $154.1 million in 2021, due to the addition of Cornerstone Macro to our platform as well as elevated volatility driving increased client activity. For the year ended December 31, 2022, fixed income services revenues were $195.0 million, down 16.5 percent compared with $233.5 million in the prior-year period, due to lower activity, particularly among our depository clients. Market conditions were more challenging during the year resulting from the sharp increase in rates combined with interest rate volatility.

Interest income represents amounts earned from holding long inventory positions. For the year ended December 31, 2022, interest income increased to $20.4 million, compared with $7.0 million in 2021, reflecting higher interest rates on our long inventory and cash balances.

Investment income/(loss) includes realized and unrealized gains and losses on investments, including amounts attributable to noncontrolling interests, in our merchant banking and healthcare funds, as well as management and performance fees generated from those funds. For the year ended December 31, 2022, we recorded an investment loss of $23 thousand, compared to investment income of $94.0 million in 2021. In 2022, unrealized losses were offset by realized gains on our investments and the noncontrolling interests in the alternative asset management funds that we manage. Excluding the impact of noncontrolling interests, adjusted investment income was $1.6 million in 2022, compared with $35.0 million in 2021.

Interest expense represents amounts associated with financing, economically hedging and holding short inventory positions, including interest paid on our long-term financing arrangements, as well as commitment fees on our line of credit and revolving credit facility. For the year ended December 31, 2022, interest expense decreased to $9.5 million, compared with $10.7 million in 2021. The decrease was primarily due to lower interest paid on long-term financings, partially offset by higher interest rates on short inventory balances. We repaid the $50 million of Class A unsecured senior notes upon maturity on October 15, 2021. Excluding the impact of interest expense on long-term financing, adjusted interest expense was $3.0 million and $2.3 million for the years ended December 31, 2022 and 2021, respectively.

Pre-tax margin for 2022 was 9.4 percent, compared with 21.7 percent for 2021. Adjusted pre-tax margin decreased to 18.8 percent in 2022, compared with 27.8 percent in 2021. In 2022, the decrease in pre-tax margin on both a U.S. GAAP and adjusted basis was driven by lower net revenues, a higher compensation ratio and increased non-compensation expenses driven by higher travel expense and additional non-compensation expenses associated with our 2022 acquisitions.

The following table sets forth the adjusted, non-GAAP financial results and adjustments necessary to reconcile to our consolidated U.S. GAAP financial results for the periods presented:

	Year Ended December 31,							
	2021				2020			
		Adjustments (1)				Adjustments (1)		
(Amounts in thousands)	Total Adjusted	Noncontrolling Interests	Other Adjustments	U.S. GAAP	Total Adjusted	Noncontrolling Interests	Other Adjustments	U.S. GAAP
Investment banking								
Advisory services	$1,026,138	$ —	$ —	$1,026,138	$ 443,327	$ —	$ —	$ 443,327
Corporate financing	362,797	—	—	362,797	295,333	—	—	295,333
Municipal financing	164,284	—	—	164,284	119,816	—	—	119,816
Total investment banking	1,553,219	—	—	1,553,219	858,476	—	—	858,476
Institutional brokerage								
Equity brokerage	154,067	—	—	154,067	161,445	—	—	161,445
Fixed income services	233,510	—	—	233,510	196,308	—	—	196,308
Total institutional brokerage	387,577	—	—	387,577	357,753	—	—	357,753
Interest income	6,967	—	—	6,967	13,164	—	—	13,164
Investment income	34,982	59,050	—	94,032	10,384	12,881	—	23,265
Total revenues	1,982,745	59,050	—	2,041,795	1,239,777	12,881	—	1,252,658
Interest expense	2,288	—	8,446	10,734	4,817	—	9,628	14,445
Net revenues	1,980,457	59,050	(8,446)	2,031,061	1,234,960	12,881	(9,628)	1,238,213
Total non-interest expenses	1,430,505	7,196	151,848	1,589,549	984,672	4,029	180,964	1,169,665
Pre-tax income	$ 549,952	$ 51,854	$ (160,294)	$ 441,512	$ 250,288	$ 8,852	$ (190,592)	$ 68,548
Pre-tax margin	27.8 %			21.7 %	20.3 %			5.5 %

(1) The following is a summary of the adjustments needed to reconcile our consolidated U.S. GAAP financial results to the adjusted, non-GAAP financial results:

Noncontrolling interests – The impacts of consolidating noncontrolling interests in our alternative asset management funds are not included in our adjusted financial results.

Other adjustments – The following items are not included in our adjusted financial results:

(Amounts in thousands)	*Year Ended December 31, 2021*	*2020*
Interest expense on long-term financing	*$ 8,446*	*$ 9,628*
Compensation from acquisition-related agreements	*116,795*	*113,396*
Acquisition-related restructuring and integration costs	*4,724*	*10,755*
Amortization of intangible assets related to acquisitions	*30,080*	*44,728*
Non-compensation expenses from acquisition-related agreements	*249*	*12,085*
	151,848	*180,964*
Total other adjustments	*$ 160,294*	*$ 190,592*

Discussion of the year-over-year comparisons between 2021 and 2020 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022.

Recent Accounting Pronouncements

Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K, and are incorporated herein by reference.

Critical Accounting Policies and Estimates

Our accounting and reporting policies comply with U.S. GAAP and conform to practices within the securities industry. The preparation of financial statements in compliance with U.S. GAAP and industry practices requires us to make estimates and assumptions that could materially affect amounts reported in our consolidated financial statements. Critical accounting policies are those policies that we believe to be the most important to the portrayal of our financial condition and results of operations and that require us to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by us to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information (e.g., third party or independent sources), the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under U.S. GAAP.

For a full description of our significant accounting policies, see Note 2 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K. We believe that of our significant accounting policies, the following are our critical accounting policies and estimates.

Valuation of Financial Instruments

Financial instruments and other inventory positions owned, financial instruments and other inventory positions sold, but not yet purchased, and investments on our consolidated statements of financial condition consist of financial instruments recorded at fair value, as required by accounting guidance. Unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). Based on the nature of our business and our role as a "dealer" in the securities industry or as a manager of alternative asset management funds, the fair values of our financial instruments are determined internally. See Note 2 and Note 6 to our consolidated financial statements for additional information on the valuation of our financial instruments and our fair value processes, including specific control processes to determine the reasonableness of the fair value of our financial instruments.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to inputs with little or no pricing observability (Level III measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Substantially all of our financial instruments categorized as Level III are investments related to our alternative asset management funds. These investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and EBITDA), discounted cash flow analyses and changes in market outlook, among other factors. See Note 6 to our consolidated financial statements for additional discussion of our assets and liabilities in the fair value hierarchy.

Goodwill and Intangible Assets

We record all assets acquired and liabilities assumed in acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities acquired requires certain management estimates. At December 31, 2022, we had goodwill of $301.2 million and intangible assets of $135.6 million.

We are required to perform impairment tests of goodwill and indefinite-life intangible assets annually and on an interim basis when circumstances exist that could indicate possible impairment. We have elected to test goodwill for impairment in the fourth quarter of each calendar year. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then further analysis is unnecessary. However, if we conclude otherwise, then we are required to perform a quantitative goodwill test, which requires management to make judgments in determining what assumptions to use in the calculation. The quantitative goodwill test compares the fair value of the reporting unit to its carrying value, including allocated goodwill. An impairment is recognized for the excess amount of a reporting unit's carrying value over its fair value. See Note 2 and Note 11 to our consolidated financial statements for additional information on our impairment testing.

The initial recognition of goodwill and other intangible assets and the subsequent quantitative impairment analysis involves significant judgment in determining the estimates of future cash flows, discount rates, economic forecast and other assumptions which are then used in acceptable valuation techniques, such as the market approach (earnings and/or transaction multiples) and/or the income approach (discounted cash flow method). Changes in these estimates and assumptions could have a significant impact on the fair value and any resulting impairment of goodwill. Our estimated cash flows, by their nature, are difficult to determine over an extended time period. Events and factors that may significantly affect the estimates include, among others, competitive forces and changes in revenue growth trends, cost structures, technology and market conditions. To assess the reasonableness of cash flow estimates and validate assumptions used in our estimates, we review historical performance of the underlying assets or similar assets. In assessing the fair value of our reporting unit, the volatile nature of the securities markets and our industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to discounted cash flows, we consider earnings multiples of comparable public companies and multiples of recent M&A transactions of similar businesses in our subsequent impairment analysis.

We elected to perform a qualitative assessment to test goodwill for impairment. The following relevant events and circumstances were evaluated in concluding that it was not more likely than not that goodwill was impaired: macroeconomic conditions, industry and market considerations and the overall financial performance of our reporting unit. Our annual goodwill impairment testing, performed as of October 31, 2022, resulted in no impairment.

We also evaluated our intangible assets (indefinite and definite-lived) and concluded there was no impairment in 2022.

Stock-Based Compensation Plans

As part of our compensation to employees and directors, we use stock-based compensation, consisting of restricted stock, restricted stock units and stock options. We account for equity awards in accordance with FASB Accounting Standards Codification Topic 718, "Compensation–Stock Compensation," ("ASC 718"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized on the consolidated statements of operations at grant date fair value. Compensation expense related to share-based awards which require future service are amortized over the service period of the award. Forfeitures of awards with service conditions are accounted for when they occur. Share-based awards that do not require future service are recognized in the year in which the awards are deemed to be earned.

See Note 19 to our consolidated financial statements for additional information about our stock-based compensation plans.

Income Taxes

We file a consolidated U.S. federal income tax return, which includes all of our qualifying subsidiaries. We also are subject to income tax in various states and municipalities and those foreign jurisdictions in which we operate. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes are provided for temporary differences in reporting certain items, principally restricted compensation (i.e., restricted stock, restricted stock units, restricted mutual fund shares, and deferred compensation). The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. We believe that our future taxable profits will be sufficient to recognize our U.S. deferred tax assets, with the exception of $0.2 million of state net operating loss carryforwards. However, if our projections of future taxable profits do not materialize, we may conclude that a valuation allowance is necessary, which would impact our results of operations in that period. In the fourth quarter of 2022, we reversed the full amount of our U.K. subsidiary's deferred tax asset valuation allowance based upon improved operating results in the U.K. This resulted in a $4.6 million tax benefit to our results of operations.

We record deferred tax benefits for future tax deductions expected upon the vesting of stock-based compensation. We recognize the income tax effects of stock-based compensation awards in the income statement when the awards vest. If deductions reported on our tax return for stock-based compensation (i.e., the value of the stock-based compensation at the time of vesting) exceed the cumulative cost of those instruments recognized for financial reporting (i.e., the grant date fair value of the compensation computed in accordance with ASC 718), we record the excess tax benefit as income tax benefit. Conversely, if deductions reported on our tax return for stock-based compensation are less than the cumulative cost of those instruments recognized for financial reporting, the deficiency is recorded as income tax expense. For the year ended December 31, 2022, we recorded a $5.6 million tax benefit for stock awards vesting during the period. As of February 17, 2023, approximately 1,119,000 shares have vested at share prices greater than the grant date fair values, resulting in $5.7 million of excess tax benefits recorded as income tax benefit in the first quarter of 2023. An additional 454,000 shares are expected to vest prior to March 31, 2023, generating an estimated $7.8 million in additional excess tax benefits based upon the February 17, 2023 share price.

We establish reserves for uncertain income tax positions in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes," when it is not more likely than not that a certain position or component of a position will be ultimately upheld by the relevant taxing authorities. Significant judgment is required in evaluating uncertain tax positions. Our tax provision and related accruals include the impact of estimates for uncertain tax positions and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change and, in turn, our results of operations. In 2022, we recorded a liability of $2.2 million for uncertain state income tax positions.

Liquidity, Funding and Capital Resources

We regularly monitor our liquidity position, which is of critical importance to our business. Accordingly, we maintain a liquidity strategy designed to enable our business to continue to operate even under adverse circumstances, although there can be no assurance that our strategy will be successful under all circumstances. Insufficient liquidity resulting from adverse circumstances contributes to, and may be the cause of, financial institution failure.

The majority of our tangible assets consist of assets readily convertible into cash. Financial instruments and other inventory positions owned are stated at fair value and are generally readily marketable in most market conditions. Receivables and payables with brokers, dealers and clearing organizations usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources to the extent possible while considering tenor and cost. Our assets are financed by our cash flows from operations, equity capital and our funding arrangements. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses. One of our most important risk management disciplines is our ability to manage the size and composition of our balance sheet. While our asset base changes due to client activity, market fluctuations and business opportunities, the size and composition of our balance sheet reflect our overall risk tolerance, our ability to access stable funding sources and the amount of equity capital we hold.

Certain market conditions can impact the liquidity of our inventory positions, requiring us to hold larger inventory positions for longer than expected or requiring us to take other actions that may adversely impact our results.

A significant component of our employees' compensation is paid in annual discretionary incentive compensation. The timing of these incentive compensation payments, which generally are made in February, has a significant impact on our cash position and liquidity.

Our dividend policy is intended to return between 30 percent and 50 percent of our fiscal year adjusted net income to shareholders. Our board of directors determines the declaration and payment of dividends and is free to change our dividend policy at any time. Our board of directors declared the following dividends on shares of our common stock:

Declaration Date		Dividend Per Share	Record Date	Payment Date
Related to 2019:				
January 31, 2020 (1)	$	0.750	March 2, 2020	March 13, 2020
Related to 2020:				
January 31, 2020	$	0.375	March 2, 2020	March 13, 2020
May 1, 2020	$	0.200	May 29, 2020	June 12, 2020
July 31, 2020	$	0.300	August 28, 2020	September 11, 2020
October 30, 2020	$	0.375	November 24, 2020	December 11, 2020
February 4, 2021 (1)	$	1.850	March 3, 2021	March 12, 2021
Related to 2021:				
February 4, 2021	$	0.400	March 3, 2021	March 12, 2021
April 30, 2021	$	0.450	May 28, 2021	June 11, 2021
July 30, 2021	$	0.550	August 27, 2021	September 10, 2021
October 29, 2021 (1)	$	3.000	November 23, 2021	December 10, 2021
October 29, 2021	$	0.550	November 23, 2021	December 10, 2021
February 10, 2022 (1)	$	4.500	March 2, 2022	March 11, 2022
Related to 2022:				
February 10, 2022	$	0.600	March 2, 2022	March 11, 2022
April 29, 2022	$	0.600	May 27, 2022	June 10, 2022
July 29, 2022	$	0.600	August 26, 2022	September 9, 2022
October 28, 2022	$	0.600	November 23, 2022	December 9, 2022
February 3, 2023 (1)	$	1.250	March 3, 2023	March 17, 2023
Related to 2023:				
February 3, 2023	$	0.600	March 3, 2023	March 17, 2023

(1) Represents a special cash dividend.

Our board of directors has declared a special cash dividend on our common stock of $1.25 per share related to 2022 adjusted net income. This special dividend will be paid on March 17, 2023, to shareholders of record as of the close of business on March 3, 2023. Including this special cash dividend, we will have returned $3.65 per share, or approximately 32 percent of our fiscal year 2022 adjusted net income to shareholders. The return to our shareholders related to fiscal year 2022 was lower compared to the prior year due to the amount of capital deployed for our 2022 acquisitions of DBO Partners, Stamford Partners and Cornerstone Macro, and repurchases of our common stock during the year.

As part of our capital management strategy, we repurchase our common stock over time in order to offset the dilutive effect of our employee stock-based compensation awards and our grants of acquisition-related restricted stock, as well as to return capital to shareholders.

Effective May 6, 2022, our board of directors authorized the repurchase of up to $150.0 million in common shares through December 31, 2024. At December 31, 2022, we had $138.2 million remaining under this authorization. Effective January 1, 2022, our board of directors authorized the repurchase of up to $150.0 million in common shares through December 31, 2023, and we repurchased the full amount of this authorization during 2022. In 2022, we repurchased 1,245,221 shares of our common stock at an average price of $129.95 per share for an aggregate purchase price of $161.8 million related to these authorizations.

We also purchase shares of common stock from restricted stock award recipients upon the award vesting or as recipients sell shares to meet their employment tax obligations. During 2022, we purchased 172,156 shares of our common stock at an average price of $148.25 per share for an aggregate purchase price of $25.5 million for these purposes.

Cash Flows

Cash and cash equivalents at December 31, 2022 were $365.6 million, a decrease of $605.3 million from December 31, 2021. Operating activities used $224.9 million of cash, driven by a decrease in operating liabilities. The decrease in operating liabilities was primarily due to a decrease in accrued compensation of $296.4 million, the result of lower compensation costs in 2022 from decreased revenues and operating profits. In 2022, investing activities used $127.1 million, of which $96.5 million was used for the acquisitions of DBO Partners, Stamford Partners and Cornerstone Macro. We also used $30.6 million for the purchase of fixed assets. Cash of $250.1 million was used in financing activities as we paid $107.5 million in dividends and repurchased $187.3 million of common stock during 2022.

Cash and cash equivalents at December 31, 2021 were $971.0 million, an increase of $463.0 million from December 31, 2020. Operating activities provided $707.1 million of cash, driven by cash generated from earnings and an increase in operating liabilities. The increase in operating liabilities was primarily due to an increase in accrued compensation of $330.9 million, the result of higher compensation costs in 2021 from increased revenues and operating profits. The increase in operating assets was primarily due to an increase in investments related to our alternative asset management funds. In 2021, investing activities used $20.6 million for the purchase of fixed assets. Cash of $223.1 million was used in financing activities as we repaid $70 million of long-term financing arrangements. In the first quarter of 2021, we repaid the unsecured promissory notes related to the acquisition of Valence totaling $20 million. We also repaid the Class A unsecured senior notes of $50 million upon maturity on October 15, 2021. In addition, we paid $99.4 million in dividends and repurchased $69.9 million of common stock during 2021.

Leverage

The following table presents total assets, adjusted assets, total shareholders' equity and tangible common shareholders' equity with the resulting leverage ratios:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Total assets	**$ 2,181,557**	$ 2,565,307
Deduct: Goodwill and intangible assets	**(436,788)**	(347,286)
Deduct: Right-of-use lease asset	**(87,730)**	(71,341)
Deduct: Assets from noncontrolling interests	**(201,541)**	(168,675)
Adjusted assets	**$ 1,455,498**	$ 1,978,005
Total shareholders' equity	**$ 1,254,028**	$ 1,226,855
Deduct: Goodwill and intangible assets	**(436,788)**	(347,286)
Deduct: Noncontrolling interests	**(199,955)**	(164,645)
Tangible common shareholders' equity	**$ 617,285**	$ 714,924
Leverage ratio (1)	**1.7**	2.1
Adjusted leverage ratio (2)	**2.4**	2.8

(1) Leverage ratio equals total assets divided by total shareholders' equity.

(2) Adjusted leverage ratio equals adjusted assets divided by tangible common shareholders' equity.

Adjusted assets and tangible common shareholders' equity are non-GAAP financial measures. Goodwill and intangible assets are subtracted from total assets and total shareholders' equity in determining adjusted assets and tangible common shareholders' equity, respectively, as we believe that goodwill and intangible assets do not constitute operating assets that can be deployed in a liquid manner. The right-of-use lease asset is also subtracted from total assets in determining adjusted assets as it is not an operating asset that can be deployed in a liquid manner. Amounts attributed to noncontrolling interests are subtracted from total assets and total shareholders' equity in determining adjusted assets and tangible common shareholders' equity, respectively, as they represent assets and equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Sandler Companies. We view the resulting measure of adjusted leverage, also a non-GAAP financial measure, as a more relevant measure of financial risk when comparing financial services companies. Our adjusted leverage ratio decreased from December 31, 2021, due to a decline in cash and cash equivalents driven by the payment of annual incentive compensation in the first quarter of 2022 and our 2022 acquisitions.

Funding and Capital Resources

The primary goal of our funding activities is to ensure adequate funding over a wide range of market conditions. Given the mix of our business activities, funding requirements are fulfilled through a diversified range of short-term and long-term financing. We attempt to ensure that the tenor of our borrowing liabilities equals or exceeds the expected holding period of the assets being financed. Our ability to support increases in total assets is largely a function of our ability to obtain funding from external sources. Access to these external sources, as well as the cost of that financing, is dependent upon various factors, including market conditions, the general availability of credit and credit ratings. We currently do not have a credit rating, which could adversely affect our liquidity and competitive position by increasing our financing costs and limiting access to sources of liquidity that require a credit rating as a condition to providing the funds.

Our day-to-day funding and liquidity is obtained primarily through the use of cash from our operating activities, as well as through the use of a clearing arrangement with Pershing, a clearing arrangement with bank financing, and a bank line of credit, which are typically collateralized by our securities inventory. These funding sources are critical to our ability to finance and hold inventory, which is a necessary part of our institutional brokerage business. The majority of our inventory is liquid and is therefore funded by short-term facilities or cash from our operating activities. Our committed line has been established to mitigate changes in the liquidity of our inventory based on changing market conditions, and is available to us regardless of changes in market liquidity conditions through the end of its term, although there may be limitations on the type of securities available to pledge. Our funding sources are also dependent on the types of inventory that our counterparties are willing to accept as collateral and the number of counterparties available. Funding is generally obtained at rates based upon the federal funds rate.

<u>Pershing Clearing Arrangement</u> – We have established an arrangement to obtain financing from Pershing related to the majority of our trading activities. Under our fully disclosed clearing agreement, all of our securities inventories with the exception of convertible securities, and all of our customer activities are held by or cleared through Pershing. Financing under this arrangement is secured primarily by securities, and collateral limitations could reduce the amount of funding available under this arrangement. Our clearing arrangement activities are recorded net from trading activity and reported within receivables from or payables to brokers, dealers and clearing organizations. The funding is at the discretion of Pershing (i.e., uncommitted) and could be denied without a notice period. Our fully disclosed clearing agreement includes a covenant requiring Piper Sandler & Co., our U.S. broker dealer subsidiary, to maintain excess net capital of $120 million. At December 31, 2022, we had less than $0.1 million of financing outstanding under this arrangement.

<u>Clearing Arrangement with Bank Financing</u> – In the second quarter of 2021, we established a financing arrangement with a U.S. branch of Canadian Imperial Bank of Commerce ("CIBC") related to our convertible securities inventories. Under this arrangement, our convertible securities inventories are cleared through a broker dealer affiliate of CIBC, and held and financed by CIBC. Our convertible securities inventories are generally economically hedged by the underlying common stock or the stock options of the underlying common stock. Financing under this arrangement is secured primarily by convertible securities and collateral limitations could reduce the amount of funding available. The funding is at the discretion of CIBC (i.e., uncommitted) and could be denied subject to a notice period. This arrangement is reported within receivables from or payables to brokers, dealers and clearing organizations, net of trading activity. At December 31, 2022, we had $28.2 million of financing outstanding under this arrangement.

<u>Prime Broker Arrangement</u> – We previously had an overnight financing arrangement with a broker dealer related to our convertible securities inventories. In the second quarter of 2021, we replaced this arrangement with the clearing arrangement with bank financing.

<u>Committed Line</u> – We elected to decrease our committed line from $100 million to $80 million in the fourth quarter of 2022. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million, and the unpaid principal amount of all advances under the facility will be due on December 8, 2023. This credit facility has been in place since 2008 and was renewed for another one-year term in the fourth quarter of 2022. At December 31, 2022, we had no advances against this line of credit.

<u>Revolving Credit Facility</u> – Our parent company, Piper Sandler Companies, elected to increase its unsecured revolving credit facility with U.S. Bank N.A from $65 million to $75 million in the fourth quarter of 2022. The credit agreement will terminate on December 19, 2025, unless otherwise terminated, and is subject to a one-year extension exercisable at our option. This credit facility has been in place since 2019 and was renewed in the fourth quarter of 2022. At December 31, 2022, there were no advances against this credit facility.

This credit facility includes customary events of default and covenants that, among other things, require Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million, limit our leverage ratio, require maintenance of a minimum ratio of operating cash flow to fixed charges, and impose certain limitations on our ability to make acquisitions and make payments on our capital stock. At December 31, 2022, we were in compliance with all covenants.

The following tables present the average balances outstanding for our various funding sources by quarter for 2022 and 2021:

(Amounts in millions)	Average Balance for the Three Months Ended			
	Dec. 31, 2022	**Sept. 30, 2022**	**June 30, 2022**	**Mar. 31, 2022**
Funding source:				
Pershing clearing arrangement	**$ 8.5**	$ 38.8	$ 19.7	$ 3.8
Clearing arrangement with bank financing	**62.3**	69.0	83.3	110.3
Prime broker arrangement	**—**	—	—	—
Total	**$ 70.8**	$ 107.8	$ 103.0	$ 114.1

(Amounts in millions)	Average Balance for the Three Months Ended			
	Dec. 31, 2021	**Sept. 30, 2021**	**June 30, 2021**	**Mar. 31, 2021**
Funding source:				
Pershing clearing arrangement	$ 4.1	$ 12.1	$ 5.2	$ 6.9
Clearing arrangement with bank financing	92.7	84.2	49.9	—
Prime broker arrangement	—	—	8.0	57.2
Total	$ 96.8	$ 96.3	$ 63.1	$ 64.1

The average funding in the fourth quarter of 2022 decreased to $70.8 million, compared with $96.8 million during the fourth quarter of 2021 and $107.8 million during the third quarter of 2022, primarily due to lower inventory balances.

The following table presents the maximum daily funding amount by quarter for 2022 and 2021:

(Amounts in millions)	**2022**	**2021**
First Quarter	**$ 366.3**	$ 141.5
Second Quarter	**$ 409.5**	$ 306.2
Third Quarter	**$ 996.5**	$ 228.1
Fourth Quarter	**$ 246.2**	$ 170.3

The higher maximum daily funding amount for the third quarter of 2022 was the result of accommodating a shortened settlement timeframe for one of our equity clients.

Long-Term Financing

Our long-term financing consists of $125 million of Class B unsecured fixed rate senior notes ("Class B Notes"). The initial holders of the Class B Notes were certain entities advised by Pacific Investment Management Company ("PIMCO"). The Class B Notes bear interest at an annual fixed rate of 5.20 percent and mature on October 15, 2023. Interest is payable semi-annually. The unpaid principal amount is due in full on the maturity date and may not be prepaid.

The Class B Notes include customary events of default and covenants that, among other things, require Piper Sandler & Co. to maintain a minimum regulatory net capital, limit our leverage ratio and require maintenance of a minimum ratio of operating cash flow to fixed charges. At December 31, 2022, we were in compliance with all covenants.

Contractual Obligations

In December 2022, we entered into a lease agreement for approximately 113,000 square feet of office space related to our future corporate headquarters location in Minneapolis, Minnesota. Our contractual rental obligations over the 15-year lease term are $53.1 million. For further discussion of our contractual rental obligations, see Note 15 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Capital Requirements

As a registered broker dealer and member firm of FINRA, Piper Sandler & Co. is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. We have elected to use the alternative method permitted by the uniform net capital rule which requires that we maintain minimum net capital of $1.0 million. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain approvals, notifications and other provisions of the uniform net capital rules. We expect that these provisions will not impact our ability to meet current and future obligations. At December 31, 2022, our net capital under the SEC's uniform net capital rule was $198.5 million, and exceeded the minimum net capital required under the SEC rule by $197.5 million.

Although we operate with a level of net capital substantially greater than the minimum thresholds established by FINRA and the SEC, a substantial reduction of our capital would curtail many of our capital markets revenue producing activities.

Our committed short-term credit facility, revolving credit facility and Class B Notes include covenants requiring Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million. Our fully disclosed clearing agreement with Pershing includes a covenant requiring Piper Sandler & Co. to maintain excess net capital of $120 million.

At December 31, 2022, Piper Sandler Ltd., our broker dealer subsidiary registered in the U.K., was subject to, and was in compliance with, the capital requirements of the Prudential Regulation Authority and the Financial Conduct Authority pursuant to the Financial Services Act of 2012.

Piper Sandler Hong Kong Limited is licensed by the Hong Kong Securities and Futures Commission, which is subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rule promulgated under the Securities and Futures Ordinance. At December 31, 2022, Piper Sandler Hong Kong Limited was in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Commission.

Off-Balance Sheet Arrangements

In the ordinary course of business we enter into various types of off-balance sheet arrangements. The following table summarizes the notional contract value of our off-balance sheet arrangements for the periods presented:

	Expiration Per Period at December 31,						Total Contractual Amount	
(Amounts in thousands)	2023	2024	2025	2026 - 2027	2028 - 2029	Later	December 31, 2022	December 31, 2021
Customer matched-book derivative contracts (1) (2)	$ 1,080	$ 12,180	$ —	$ 15,337	$ 117,402	$ 1,208,882	**$ 1,354,881**	$ 1,630,056
Trading securities derivative contracts (2)	129,750	—	—	—	—	5,000	**134,750**	65,925
Investment commitments (3)	—	—	—	—	—	—	**96,280**	80,562

(1) *Consists of interest rate swaps. We have minimal market risk related to these matched-book derivative contracts; however, we do have counterparty risk with one major financial institution, which is mitigated by collateral deposits. In addition, we have a limited number of counterparties (contractual amount of $154.1 million at December 31, 2022) who are not required to post collateral. The uncollateralized amounts, representing the fair value of the derivative contracts, expose us to the credit risk of these counterparties. At December 31, 2022, we had $10.8 million of credit exposure with these counterparties, including $6.2 million of credit exposure with one counterparty.*

(2) *We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional or contract amount overstates the expected payout. At December 31, 2022 and 2021, the net fair value of these derivative contracts approximated $7.8 million and $19.8 million, respectively.*

(3) *The investment commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.*

Derivatives

Derivatives' notional or contract amounts are not reflected as assets or liabilities on our consolidated statements of financial condition. Rather, the fair value of the derivative transactions are reported on the consolidated statements of financial condition as assets or liabilities in financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, as applicable. For a discussion of our activities related to derivative products, see Note 5 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Investment Commitments

We have investments, including those made as part of our alternative asset management activities, in limited partnerships or limited liability companies that make direct or indirect equity or debt investments in companies. We commit capital and/or act as the managing partner of these entities. We have committed capital of $96.3 million to certain entities and these commitments generally have no specified call dates. For additional information on our activities related to these types of entities, see Note 7 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Replacement of Interbank Offered Rates ("IBORs"), including LIBOR

Central banks and regulators in a number of major jurisdictions (e.g., U.S., U.K., European Union, Switzerland and Japan) have implemented suitable replacements for IBORs. On March 5, 2021, the U.K. Financial Conduct Authority, which regulates LIBOR, formally announced the dates after which LIBOR will cease publication. The publication of certain USD LIBOR tenors and all non-USD LIBOR tenors ceased after December 31, 2021, which did not impact our operations. The remaining USD LIBOR tenors will continue publication until June 30, 2023.

The replacement of the remaining USD LIBOR tenors does not impact our financing arrangements, as each arrangement has either already transitioned to a replacement rate or includes terms identifying a replacement rate that will become effective once the remaining USD LIBOR tenors cease publication.

Our limited number of contractual agreements, which use the remaining USD LIBOR tenors, are primarily within our customer matched-book derivatives portfolio. Substantially all of these instruments mature after June 30, 2023 and use interest rates based on LIBOR. The International Swaps and Derivatives Association ("ISDA") created the IBOR Fallback Protocol to facilitate amending references to benchmark interest rates in derivative contracts governed by Master ISDA Agreements. If a benchmark interest rate is no longer published, it will "fall back" to a new benchmark interest rate in those contracts where both counterparties have agreed to adhere to the protocol. We are working with our clients to ensure adherence to the protocol. As a result, we do not expect the transition from the remaining USD LIBOR tenors to a replacement rate to have a significant impact on our operations.

Risk Management

Risk is an inherent part of our business. The principal risks we face in operating our business include: strategic risk, market risk, liquidity risk, credit risk, operational risk, human capital risk, and legal and regulatory risks. The extent to which we properly identify and effectively manage each of these risks is critical to our financial condition and profitability. We have a formal risk management process to identify, assess and monitor each risk and mitigating controls in accordance with defined policies and procedures. The risk management functions are independent of our business lines. Our management takes an active role in the risk management process, and the results are reported to senior management and the board of directors.

The audit committee of the board of directors oversees management's processes for identifying and evaluating our major risks, and the policies, procedures and practices employed by management to govern its risk assessment and risk management processes. The nominating and governance committee of the board of directors oversees the board of directors' committee structures and functions as they relate to the various committees' responsibilities with respect to oversight of our major risk exposures. With respect to these major risk exposures, the audit committee is responsible for overseeing management's monitoring and control of our major risk exposures relating to market risk, credit risk, liquidity risk, legal and regulatory risks, operational risk (including cybersecurity), and human capital risk relating to misconduct, fraud, and legal and compliance matters. Our compensation committee is responsible for overseeing management's monitoring and control of our major risk exposures relating to compensation, organizational structure, and succession. Our board of directors is responsible for overseeing management's monitoring and control of our major risk exposures related to our corporate strategy. Our Chief Executive Officer and Chief Financial Officer meet with the audit committee on a quarterly basis to discuss our market, liquidity, and legal and regulatory risks, and provide updates to the board of directors, audit committee, and compensation committee concerning the other major risk exposures on a regular basis.

We use internal committees to assist in governing risk and ensure that our business activities are properly assessed, monitored and managed. Our executive financial risk committee manages our market, liquidity and credit risks; oversees risk management practices related to these risks, including defining acceptable risk tolerances and approving risk management policies; and responds to market changes in a dynamic manner. Membership is comprised of senior leadership, including but not limited to, our Chief Executive Officer, President, Chief Financial Officer, Treasurer, Head of Market and Credit Risk, and Head of Fixed Income Trading and Risk. Other committees that help evaluate and monitor risk include underwriting, leadership team and operating committees. These committees help manage risk by ensuring that business activities are properly managed and within a defined scope of activity. Our valuation committees, comprised of members of senior management and risk management, provide oversight and overall responsibility for the internal control processes and procedures related to fair value measurements. Additionally, our operational risk committees address and monitor risk related to information systems and security, legal, regulatory and compliance matters, and third parties such as vendors and service providers.

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication among traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our risk management functions supplement this communication process by providing their independent perspectives on our market and credit risk profile on a daily basis. The broader objectives of our risk management functions are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to assist in implementing effective hedging strategies, to articulate large trading or position risks to senior management, and to ensure accurate fair values of our financial instruments.

Risk management techniques, processes and strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, and any risk management failures could expose us to material unanticipated losses.

Strategic Risk

Strategic risk represents the risk associated with executive management failing to develop and execute on the appropriate strategic vision which demonstrates a commitment to our culture, leverages our core competencies, appropriately responds to external factors in the marketplace, and is in the best interests of our clients, employees and shareholders.

Our leadership team is responsible for managing our strategic risks. The board of directors oversees the leadership team in setting and executing our strategic plan.

Market Risk

Market risk represents the risk of losses, or financial volatility, that may result from the change in value of a financial instrument due to fluctuations in its market price. Our exposure to market risk is directly related to our role as a financial intermediary for our clients and to our market-making activities. The scope of our market risk management policies and procedures includes all market-sensitive cash and derivative financial instruments.

Our different types of market risk include:

Interest Rate Risk — Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the slope of the yield curve, changes in credit spreads, and the rate of prepayments on our interest-earning assets (e.g., inventories) and our funding sources (e.g., short-term financing) which finance these assets. Interest rate risk is managed by selling short U.S. government securities, agency securities, corporate debt securities and derivative contracts. See Note 5 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information on our derivative contracts. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. Also, we establish limits on our long fixed income securities inventory, monitor these limits on a daily basis and manage within those limits. Our limits include but are not limited to the following: position and concentration size, dollar duration (i.e., DV01), credit quality and aging.

We estimate that a parallel 50 basis point adverse change in the market would result in a decrease of approximately $0.1 million in the carrying value of our fixed income securities inventory as of December 31, 2022, including the effect of the hedging transactions.

We also measure and monitor the aging and turnover of our long fixed income securities inventory. Turnover is evaluated based on a five-day average by category of security. The vast majority of our fixed income securities inventory generally turns over within three weeks.

In addition to the measures discussed above, we monitor and manage market risk exposure through evaluation of spread DV01 and the MMD basis risk for municipal securities to movements in U.S. treasury securities. All metrics are aggregated by asset concentration and are used for monitoring limits and exception approvals. In times of market volatility, we may also perform ad hoc stress tests and scenario analysis as market conditions dictate.

Equity Price Risk — Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities primarily in the U.S. market. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on our long inventory, monitoring these limits on a daily basis, and by managing net position levels within those limits.

Foreign Exchange Risk — Foreign exchange risk represents the potential volatility to earnings or capital arising from movement in foreign exchange rates. A modest portion of our business is conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of non-U.S. dollar net assets, revenues and expenses.

Liquidity Risk

Liquidity risk is the risk that we are unable to timely access necessary funding sources in order to operate our business, as well as the risk that we are unable to timely divest securities that we hold in connection with our market-making and sales and trading activities. We are exposed to liquidity risk in our day-to-day funding activities, by holding potentially illiquid inventory positions and in our role as a remarketing agent for variable rate demand notes.

Our inventory positions subject us to potential financial losses from the reduction in value of illiquid positions. Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold a security for substantially longer than we had planned or forced to liquidate into a challenging market if funding becomes unavailable.

See the section entitled "Liquidity, Funding and Capital Resources" for information regarding our liquidity and how we manage liquidity risk.

Credit Risk

Credit risk refers to the potential for loss due to the default or deterioration in credit quality of a counterparty, customer, borrower or issuer of securities we hold in our trading inventory. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction and the parties involved. Credit risk also results from an obligor's failure to meet the terms of any contract with us or otherwise fail to perform as agreed. This may be reflected through issues such as settlement obligations or payment collections.

A key tenet of our risk management procedures related to credit risk is the daily monitoring of the credit quality of our long fixed income securities inventory. These rating trends and the credit quality mix are regularly reviewed with the executive financial risk committee. The following table summarizes the credit rating for our long corporate fixed income, municipal (taxable and tax-exempt), and U.S. government and agency securities as a percentage of the total of these asset classes as of December 31, 2022:

	AAA	AA	A	BBB	BB	Not Rated
Corporate fixed income securities	— %	1.1 %	— %	0.1 %	— %	— %
Municipal securities - taxable and tax-exempt	16.5 %	56.9 %	10.8 %	— %	— %	6.8 %
U.S. government and agency securities	— %	7.8 %	— %	— %	— %	— %
	16.5 %	65.8 %	10.8 %	0.1 %	— %	6.8 %

Convertible and preferred securities are excluded from the table above as they are typically unrated.

Our different types of credit risk include:

Credit Spread Risk — Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative). Changes in credit spreads result from potential changes in an issuer's credit rating or the market's perception of the issuer's creditworthiness. We are exposed to credit spread risk with the debt instruments held in our trading inventory. We enter into transactions to hedge our exposure to credit spread risk with derivatives and certain other financial instruments. These hedging strategies may not work in all market environments and as a result may not be effective in mitigating credit spread risk.

Deterioration/Default Risk — Deterioration/default risk represents the risk due to an issuer, counterparty or borrower failing to fulfill its obligations. We are exposed to deterioration/default risk in our role as a trading counterparty to dealers and customers, as a holder of securities, and as a member of exchanges. The risk of default depends on the creditworthiness of the counterparty and/or issuer of the security. We mitigate this risk by establishing and monitoring individual and aggregate position limits for each counterparty relative to potential levels of activity, holding and marking to market collateral on certain transactions. Our risk management functions also evaluate the potential risk associated with institutional counterparties with whom we hold derivatives, TBAs and other documented institutional counterparty agreements that may give rise to credit exposure.

Collections Risk — Collections risk arises from ineffective management and monitoring of collecting outstanding debts and obligations, including those related to our customer trading activities. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a delivery versus payment, cash or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks. Our risk management functions have credit risk policies establishing appropriate credit limits and collateralization thresholds for our customers and counterparties.

Concentration Risk — Concentration risk is the risk due to concentrated exposure to a particular product; individual issuer, borrower or counterparty; financial instrument; or geographic area. We are subject to concentration risk if we hold large individual securities positions, execute large transactions with individual counterparties or groups of related counterparties, or make substantial underwriting commitments. Potential concentration risk is monitored through review of counterparties and borrowers and is managed using policies and limits established by senior management.

We have concentrated counterparty credit exposure with four non-publicly rated entities totaling $10.8 million at December 31, 2022. This counterparty credit exposure is part of our matched-book derivative program related to our public finance business, consisting primarily of interest rate swaps. One derivative counterparty represented 58.0 percent, or $6.2 million, of this exposure. Credit exposure associated with our derivative counterparties is driven by uncollateralized market movements in the fair value of the interest rate swap contracts and is monitored regularly by our financial risk committee. We attempt to minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by senior management.

Operational Risk

Operational risk is the risk of loss, or damage to our reputation, resulting from inadequate or failed processes, people and systems or from external events. We rely on the ability of our employees and our systems, both internal and at computer centers operated by third parties, to process a large number of transactions. Our systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control. In the event of a breakdown or improper operation of our systems or improper action by our employees or third party vendors, we could suffer financial loss, a disruption of our businesses, regulatory sanctions and damage to our reputation. We also face the risk of operational failure or termination of our relationship with any of the exchanges, fully disclosed clearing firms, or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and manage our exposure to risk.

Our operations rely on secure processing, storage and transmission of confidential and other information in our internal and outsourced computer systems and networks. Our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, internal misconduct or inadvertent errors and other events that could have an information security impact. The occurrence of one or more of these events, which we have experienced, could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We take protective measures and endeavor to modify them as circumstances warrant.

In order to mitigate and control operational risk, we have developed and continue to enhance policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization. Important aspects of these policies and procedures include segregation of duties, management oversight, internal control over financial reporting and independent risk management activities within such functions as Risk Management, Compliance, Operations, Internal Audit, Treasury, Finance, Information Technology and Legal. Internal Audit oversees, monitors, evaluates, analyzes and reports on operational risk across the firm. We also have business continuity plans in place that we believe will cover critical processes on a company-wide basis, and redundancies are built into our systems as we have deemed appropriate. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits.

We operate under a fully disclosed clearing model for all of our securities inventories with the exception of convertible securities, and for all of our client clearing activities. In a fully disclosed clearing model, we act as an introducing broker for client transactions and rely on Pershing, our clearing broker dealer, to facilitate clearance and settlement of our clients' securities transactions. The clearing services provided by Pershing are critical to our business operations, and similar to other services performed by third party vendors, any failure by Pershing with respect to the services we rely upon Pershing to provide could cause financial loss, significantly disrupt our business, damage our reputation, and adversely affect our ability to serve our clients and manage our exposure to risk.

Human Capital Risk

Our business is a human capital business and our success is dependent upon the skills, expertise and performance of our employees. Human capital risks represent the risks posed if we fail to attract and retain qualified individuals who are motivated to serve the best interests of our clients, thereby serving the best interests of our company. Attracting and retaining employees depends, among other things, on our company's culture, management, work environment, geographic locations and compensation. There are risks associated with the proper recruitment, development and rewards of our employees to ensure quality performance and retention.

Legal and Regulatory Risk

Legal and regulatory risk includes the risk of non-compliance with applicable legal and regulatory requirements and loss to our reputation we may suffer as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards and codes of conduct applicable to our business activities. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We have established procedures that are designed to ensure compliance with applicable statutory and regulatory requirements, such as public company reporting obligations, regulatory net capital requirements, sales and trading practices, potential conflicts of interest, anti-money laundering, privacy and financial and electronic recordkeeping. We have also established procedures that are designed to require that our policies relating to ethics and business conduct are followed. The legal and regulatory focus on the financial services industry presents a continuing business challenge for us.

Our business also subjects us to the complex income tax laws of the jurisdictions in which we have business operations, and these tax laws may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. We must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes.

Effects of Inflation

Because our assets are liquid and generally short-term in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space occupancy costs, communications charges and travel costs, which may not be readily recoverable in the price of services we offer to our clients. To the extent inflation results in rising interest rates and has adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

The information under the caption "Risk Management" in Part II, Item 7 of this Form 10-K entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations," is incorporated herein by reference.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2022.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of Piper Sandler Companies included in this Annual Report on Form 10-K, has issued an attestation report on internal control over financial reporting as of December 31, 2022. Their report, which expresses an unqualified opinion on the effectiveness of Piper Sandler Companies' internal control over financial reporting as of December 31, 2022, is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Piper Sandler Companies

Opinion on Internal Control Over Financial Reporting

We have audited Piper Sandler Companies' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Piper Sandler Companies (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated February 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Piper Sandler Companies

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Piper Sandler Companies (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Investments at Fair Value

Description of the Matter

At December 31, 2022, the Company’s investments at fair value totaled $273.9 million, primarily consisting of investments in private companies. These investments are held in consolidated alternative asset management funds, which include $200.7 million of noncontrolling interests attributable to unrelated third party ownership. Of the total investments at fair value, $191.8 million are categorized as Level III within the fair value hierarchy. As described in Notes 2 and 6 of the consolidated financial statements, management determines the fair values of these investments internally using the best information available. These investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and earnings before interest, taxes, depreciation and amortization (EBITDA)), discounted cash flow analyses and changes in market outlook, among other factors.

Auditing the fair value of the Company’s investments related to its alternative asset management funds was complex, as the inputs and assumptions used by the Company are highly judgmental and could have a significant effect on the fair value measurements of such investments.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s investment valuation process. This included controls over management’s assessment of the valuation methodologies, the inputs and assumptions used in determining fair value measurements, and the valuation committees review of investment valuations on a quarterly basis.

To test the valuation of the Company’s investments related to its alternative asset management funds, our procedures included, among others, involving internal valuation specialists to assist in our evaluation of the Company’s valuation methodologies, testing the significant inputs and assumptions used by the Company in determining the fair values, and testing the mathematical accuracy of the Company’s valuation calculations. For example, we agreed model inputs to source information including capital structure, investee-provided financial information or projections, and publicly available information on comparable transactions (e.g., transaction multiples). We assessed the issuer’s financial projections by comparing them to historical performance, obtaining an understanding of key events impacting the issuer and performing sensitivity analyses as needed to evaluate the impact to fair value that would result from changes in these projections. To the extent available, we evaluated subsequent events and other information and considered whether it corroborated or contradicted the Company’s year-end valuations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Minneapolis, Minnesota
February 24, 2023

Piper Sandler Companies

Consolidated Statements of Financial Condition

(Amounts in thousands, except share data)	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	**$ 365,624**	$ 970,965
Receivables from brokers, dealers and clearing organizations	**300,463**	254,130
Financial instruments and other inventory positions owned	**282,501**	230,423
Financial instruments and other inventory positions owned and pledged as collateral	**57,478**	118,551
Total financial instruments and other inventory positions owned	**339,979**	348,974
Fixed assets (net of accumulated depreciation and amortization of $75,759 and $76,823, respectively)	**68,220**	51,761
Goodwill	**301,151**	227,508
Intangible assets (net of accumulated amortization of $131,047 and $115,672, respectively)	**135,637**	119,778
Investments (including noncontrolling interests of $200,687 and $164,565, respectively)	**285,726**	252,045
Net deferred income tax assets	**191,002**	158,200
Right-of-use lease asset	**87,730**	71,341
Other assets	**106,025**	110,605
Total assets	**$ 2,181,557**	$ 2,565,307
Liabilities and Shareholders' Equity		
Long-term financing	**$ 125,000**	$ 125,000
Payables to brokers, dealers and clearing organizations	**4,622**	13,247
Financial instruments and other inventory positions sold, but not yet purchased	**60,836**	128,690
Accrued compensation	**565,738**	900,079
Accrued lease liability	**109,771**	89,625
Other liabilities and accrued expenses	**61,562**	81,811
Total liabilities	**927,529**	1,338,452
Shareholders' equity:		
Common stock, $0.01 par value:		
Shares authorized: 100,000,000 at December 31, 2022 and December 31, 2021;		
Shares issued: 19,544,507 at December 31, 2022 and 19,541,037 at December 31, 2021;		
Shares outstanding: 13,673,064 at December 31, 2022 and 14,129,519 at December 31, 2021	**195**	195
Additional paid-in capital	**1,044,719**	925,387
Retained earnings	**453,311**	450,165
Less common stock held in treasury, at cost: 5,871,443 shares at December 31, 2022 and 5,411,518 shares at December 31, 2021	**(441,653)**	(312,573)
Accumulated other comprehensive loss	**(2,499)**	(964)
Total common shareholders' equity	**1,054,073**	1,062,210
Noncontrolling interests	**199,955**	164,645
Total shareholders' equity	**1,254,028**	1,226,855
Total liabilities and shareholders' equity	**$ 2,181,557**	$ 2,565,307

See Notes to the Consolidated Financial Statements

Piper Sandler Companies

Consolidated Statements of Operations

(Amounts in thousands, except per share data)	Year Ended December 31, 2022	2021	2020
Revenues:			
Investment banking	**$ 1,009,509**	$ 1,553,219	$ 858,476
Institutional brokerage	**405,267**	387,577	357,753
Interest income	**20,365**	6,967	13,164
Investment income/(loss)	**(23)**	94,032	23,265
Total revenues	**1,435,118**	2,041,795	1,252,658
Interest expense	**9,480**	10,734	14,445
Net revenues	**1,425,638**	2,031,061	1,238,213
Non-interest expenses:			
Compensation and benefits	**983,524**	1,305,166	877,462
Outside services	**53,189**	45,942	38,377
Occupancy and equipment	**64,252**	56,946	54,007
Communications	**50,565**	44,008	44,358
Marketing and business development	**42,849**	20,902	13,472
Deal-related expenses	**31,874**	42,921	38,072
Trade execution and clearance	**20,185**	16,533	18,934
Restructuring and integration costs	**11,440**	4,724	10,755
Intangible asset amortization	**15,375**	30,080	44,728
Other operating expenses	**18,016**	22,327	29,500
Total non-interest expenses	**1,291,269**	1,589,549	1,169,665
Income before income tax expense	**134,369**	441,512	68,548
Income tax expense	**33,189**	111,144	19,192
Net income	**101,180**	330,368	49,356
Net income/(loss) applicable to noncontrolling interests	**(9,494)**	51,854	8,852
Net income applicable to Piper Sandler Companies	**$ 110,674**	$ 278,514	$ 40,504
Earnings per common share			
Basic	**$ 7.92**	$ 19.52	$ 2.94
Diluted	**$ 6.52**	$ 16.43	$ 2.72
Dividends declared per common share	**$ 6.90**	$ 6.80	$ 2.00
Weighted average number of common shares outstanding			
Basic	**13,982**	14,265	13,781
Diluted	**16,965**	16,955	14,901

See Notes to the Consolidated Financial Statements

Piper Sandler Companies

Consolidated Statements of Comprehensive Income

(Amounts in thousands)	Year Ended December 31, 2022	2021	2020
Net income	**$ 101,180**	$ 330,368	$ 49,356
Other comprehensive income/(loss), net of tax:			
Foreign currency translation adjustment	**(1,535)**	(767)	675
Comprehensive income	**99,645**	329,601	50,031
Comprehensive income/(loss) applicable to noncontrolling interests	**(9,494)**	51,854	8,852
Comprehensive income applicable to Piper Sandler Companies	**$ 109,139**	$ 277,747	$ 41,179

See Notes to the Consolidated Financial Statements

Piper Sandler Companies

Consolidated Statements of Changes in Shareholders' Equity

(Amounts in thousands, except share amounts)	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Common Shareholders' Equity	Noncontrolling Interests	Total Shareholders' Equity
Balance at December 31, 2019	**13,717,315**	**$ 195**	**$ 757,669**	**$ 258,669**	**$ (284,378)**	**$ (872)**	**$ 731,283**	**$ 75,245**	**$ 806,528**
Net income	—	—	—	40,504	—	—	40,504	8,852	49,356
Dividends	—	—	—	(28,172)	—	—	(28,172)	—	(28,172)
Amortization/issuance of restricted stock (1)	—	—	103,852	—	—	—	103,852	—	103,852
Repurchase of common stock through share repurchase program	(188,319)	—	—	—	(13,129)	—	(13,129)	—	(13,129)
Issuance of treasury shares for restricted stock vestings	309,089	—	(15,310)	—	15,310	—	—	—	—
Issuance of treasury shares for deal consideration	34,205	—	1,049	—	1,674	—	2,723	—	2,723
Repurchase of common stock from employees	(105,193)	—	—	—	(8,836)	—	(8,836)	—	(8,836)
Shares reserved/issued for director compensation	8,928	—	525	—	—	—	525	—	525
Other comprehensive income	—	—	—	—	—	675	675	—	675
Fund capital contributions, net	—	—	—	—	—	—	—	12,560	12,560
Balance at December 31, 2020	**13,776,025**	**$ 195**	**$ 847,785**	**$ 271,001**	**$ (289,359)**	**$ (197)**	**$ 829,425**	**$ 96,657**	**$ 926,082**
Net income	—	—	—	278,514	—	—	278,514	51,854	330,368
Dividends	—	—	—	(99,350)	—	—	(99,350)	—	(99,350)
Amortization/issuance of restricted stock (1)	—	—	123,270	—	—	—	123,270	—	123,270
Repurchase of common stock through share repurchase program	(417,903)	—	—	—	(52,250)	—	(52,250)	—	(52,250)
Issuance of treasury shares for restricted stock vestings	918,024	—	(46,687)	—	46,687	—	—	—	—
Repurchase of common stock from employees	(154,117)	—	—	—	(17,651)	—	(17,651)	—	(17,651)
Shares reserved/issued for director compensation	7,490	—	1,019	—	—	—	1,019	—	1,019
Other comprehensive loss	—	—	—	—	—	(767)	(767)	—	(767)
Fund capital contributions, net	—	—	—	—	—	—	—	16,134	16,134
Balance at December 31, 2021	**14,129,519**	**$ 195**	**$ 925,387**	**$ 450,165**	**$ (312,573)**	**$ (964)**	**$ 1,062,210**	**$ 164,645**	**$ 1,226,855**
Net income/(loss)	—	—	—	110,674	—	—	110,674	(9,494)	101,180
Dividends	—	—	—	(107,528)	—	—	(107,528)	—	(107,528)
Amortization/issuance of restricted stock (1)	—	—	176,645	—	—	—	176,645	—	176,645
Repurchase of common stock through share repurchase program	(1,245,221)	—	—	—	(161,811)	—	(161,811)	—	(161,811)
Issuance of treasury shares for restricted stock vestings	953,293	—	(58,254)	—	58,254	—	—	—	—
Repurchase of common stock from employees	(172,156)	—	—	—	(25,523)	—	(25,523)	—	(25,523)
Shares reserved/issued for director compensation	7,629	—	941	—	—	—	941	—	941
Other comprehensive loss	—	—	—	—	—	(1,535)	(1,535)	—	(1,535)
Fund capital contributions, net	—	—	—	—	—	—	—	44,804	44,804
Balance at December 31, 2022	**13,673,064**	**$ 195**	**$ 1,044,719**	**$ 453,311**	**$ (441,653)**	**$ (2,499)**	**$ 1,054,073**	**$ 199,955**	**$ 1,254,028**

(1) Includes amortization of restricted stock issued in conjunction with the Company's acquisitions.

See Notes to the Consolidated Financial Statements

Piper Sandler Companies

Consolidated Statements of Cash Flows

(Amounts in thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Operating Activities:			
Net income	**$ 101,180**	$ 330,368	$ 49,356
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization of fixed assets	**15,639**	12,630	10,699
Deferred income taxes	**(32,802)**	(53,981)	(36,184)
Stock-based compensation	**131,203**	171,447	121,688
Amortization of intangible assets	**15,375**	30,080	44,728
Amortization of forgivable loans	**9,322**	9,505	3,538
Decrease/(increase) in operating assets:			
Receivables from brokers, dealers and clearing organizations	**(43,392)**	(32,639)	254,292
Net financial instruments and other inventory positions owned	**(58,859)**	30,238	203,815
Investments	**(33,681)**	(68,866)	(24,353)
Other assets	**(5,216)**	(34,913)	4,024
Increase/(decrease) in operating liabilities:			
Payables to brokers, dealers and clearing organizations	**(8,625)**	(5,344)	11,077
Accrued compensation	**(296,369)**	330,883	132,767
Other liabilities and accrued expenses	**(18,682)**	(12,321)	4,318
Net cash provided by/(used in) operating activities	**(224,907)**	707,087	779,765
Investing Activities:			
Business acquisitions, net of cash acquired	**(96,504)**	—	(417,414)
Purchases of fixed assets, net	**(30,600)**	(20,577)	(17,581)
Net cash used in investing activities	**(127,104)**	(20,577)	(434,995)
Financing Activities:			
Decrease in short-term financing	**—**	—	(49,978)
Repayment of long-term financing	**—**	(70,000)	—
Payment of cash dividend	**(107,528)**	(99,350)	(28,172)
Increase in noncontrolling interests	**44,804**	16,134	12,560
Repurchase of common stock	**(187,334)**	(69,901)	(21,965)
Net cash used in financing activities	**(250,058)**	(223,117)	(87,555)
Currency adjustment:			
Effect of exchange rate changes on cash	**(3,272)**	(363)	702
Net increase/(decrease) in cash and cash equivalents	**(605,341)**	463,030	257,917
Cash and cash equivalents at beginning of year	**970,965**	507,935	250,018
Cash and cash equivalents at end of year	**$ 365,624**	$ 970,965	$ 507,935
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	**$ 9,481**	$ 10,777	$ 14,485
Income taxes	**$ 85,428**	$ 165,910	$ 28,891

See Notes to the Consolidated Financial Statements

Note 1 *Organization and Basis of Presentation*

Organization

Piper Sandler Companies is the parent company of Piper Sandler & Co., a securities broker dealer and investment banking firm; Piper Sandler Ltd., a firm providing securities brokerage and mergers and acquisitions services in the United Kingdom; Piper Sandler Finance LLC, which facilitates corporate debt underwriting in conjunction with affiliated credit vehicles; Piper Sandler Investment Group Inc., PSC Capital Management LLC and PSC Capital Management II LLC, entities providing alternative asset management services; Piper Sandler Loan Strategies, LLC ("PSLS"), which provides management services for primary and secondary market liquidity transactions of loan and servicing rights; Piper Sandler Hedging Services, LLC, an entity that assists clients with hedging strategies; Piper Sandler Financial Products Inc. and Piper Sandler Financial Products II Inc., entities that facilitate derivative transactions; and other immaterial subsidiaries.

Piper Sandler Companies and its subsidiaries (collectively, the "Company") operate in one reporting segment providing investment banking services and institutional sales, trading and research services (collectively, "Capital Markets"). Investment banking services include financial advisory services, management of and participation in underwritings, and municipal financing activities. Revenues are generated through the receipt of advisory and financing fees. Institutional sales, trading and research services focus on the trading of equity and fixed income products with institutions, corporations, government and non-profit entities. Revenues are generated through commissions and sales credits earned on equity and fixed income institutional sales activities, net interest revenues on trading securities held in inventory, profits and losses from trading these securities, and fees for research services and corporate access offerings. Also, the Company has created alternative asset management funds in merchant banking and healthcare in order to invest firm capital and to manage capital from outside investors. The Company records gains and losses from investments in these funds and receives management and performance fees.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Piper Sandler Companies, its wholly owned subsidiaries, and all other entities in which the Company has a controlling financial interest. Noncontrolling interests represent equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Sandler Companies. Noncontrolling interests include the minority equity holders' proportionate share of the equity in the Company's alternative asset management funds. All material intercompany balances have been eliminated.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best information available, actual results could differ from those estimates.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") or a voting interest entity.

VIEs are entities in which (i) the total equity investment at risk is not sufficient to enable the entity to finance its activities independently or (ii) the at-risk equity holders do not have the normal characteristics of a controlling financial interest. A controlling financial interest in a VIE is present when an enterprise has one or more variable interests that have both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest is the primary beneficiary and consolidates the VIE.

Voting interest entities lack one or more of the characteristics of a VIE. The usual condition for a controlling financial interest is ownership of a majority voting interest for a corporation or a majority of kick-out or participating rights for a limited partnership.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company's investment is accounted for under the equity method of accounting. If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value, if the fair value option was elected, or at cost.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the consolidated statements of financial condition consist of financial instruments (including securities with extended settlements and derivative contracts) recorded at fair value. Unrealized gains and losses related to these financial instruments are reflected on the consolidated statements of operations. Securities (both long and short), including securities with extended settlements, are recognized on a trade-date basis. Additionally, the Company's investments on the consolidated statements of financial condition are principally recorded at fair value.

Fair Value Measurement – Definition and Hierarchy – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," ("ASC 820") defines fair value as the amount at which an instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

> Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the report date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments – Based on the nature of the Company's business and its role as a "dealer" in the securities industry or as a manager of alternative asset management funds, the fair values of its financial instruments are determined internally. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, is based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that it holds would not be large enough to affect the quoted price of the securities if the Company sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Fixed Assets

Fixed assets include furniture and equipment, software, and leasehold improvements. Furniture and equipment and software are depreciated using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over ten years or the life of the lease, whichever is shorter.

Leases

A lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and other offices under various non-cancelable leases, all of which are operating leases. In addition to rent, the leases require payment of real estate taxes, insurance and common area maintenance. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. The original terms of the Company's lease agreements generally range up to 12 years.

The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the consolidated statements of financial condition for all leases with a term greater than 12 months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. In calculating its discount rates, the Company takes into consideration financing arrangements that are on a secured (i.e., collateralized) basis, as well as market interest rates and spreads, other reference points, and the respective tenors of the Company's designated lease term ranges. The Company applies the portfolio approach in determining the discount rates for its leases.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. Lease incentives, which initially reduce the ROU lease asset, are a component of the amortization of the ROU lease asset.

Rent expense for leases with a term of 12 months or less is recorded on a straight-line basis over the lease term in the consolidated statements of operations.

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration transferred in excess of the fair value of identifiable net assets at the acquisition date. The Company tests goodwill and indefinite-life intangible assets for impairment on an annual basis and on an interim basis when circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which is generally one level below its operating segments. The Company has identified one reporting unit: Capital Markets. When testing for impairment, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then further analysis is unnecessary. However, if the Company concludes otherwise, then the Company is required to perform a quantitative goodwill test, which requires management to make judgments in determining what assumptions to use in the calculation. The quantitative goodwill test compares the fair value of the reporting unit to its carrying value, including allocated goodwill. An impairment is recognized for the excess amount of a reporting unit's carrying value over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques that a market participant would use. The Company estimates the fair value of the reporting unit using the income approach (discounted cash flow method) and market approach (earnings and/or transaction multiples).

Intangible assets with determinable lives consist of customer relationships and internally developed software that are amortized over their original estimated useful lives ranging from one to eight years. The pattern of amortization reflects the timing of the realization of the economic benefits of such intangible assets. The Sandler trade name is an indefinite-lived intangible asset, which is not amortized and is evaluated for impairment annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount.

See Note 11 for additional information on the Company's impairment testing of goodwill and intangible assets.

Investments

The Company's investments include equity investments in private companies and partnerships. Equity investments in private companies are accounted for at fair value. Investments in partnerships are accounted for under the equity method, which is generally the net asset value.

Other Assets

Other assets include receivables and prepaid expenses. Receivables primarily include fee receivables and loans made to employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized to compensation and benefits expense using the straight-line method over the respective terms of the loans, which generally range from one to five years.

Revenue Recognition

Investment Banking – Investment banking revenues, which include advisory and underwriting fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented gross of related client reimbursed deal expenses. Expenses for completed deals are reported separately in deal-related expenses on the consolidated statements of operations. Expenses related to investment banking deals not completed are recognized as non-interest expenses in their respective category on the consolidated statements of operations.

The Company's advisory fees generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as deferred revenue upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment is required in determining when a transaction is considered to be terminated. Certain engagements, such as restructuring advisory fees, consist of services provided on an ongoing basis, and are recognized over time as the performance obligation is satisfied.

The substantial majority of the Company's advisory and underwriting fees (i.e., the success-related advisory fee) is considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. The Company has elected to apply the following optional exemptions regarding disclosure of its remaining performance obligations: (i) the Company's performance obligation is part of a contract that has an original expected duration of one year or less and/or (ii) the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

Institutional Brokerage – Institutional brokerage revenues include (i) commissions received from customers for the execution of brokerage transactions in listed and over-the-counter ("OTC") equity, fixed income and convertible debt securities, which are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service, (ii) trading gains and losses, recorded based on changes in the fair value of long and short security positions in the reporting period, (iii) fees earned by PSLS related to the brokering of loans and servicing rights in market liquidity transactions, which are recognized at a point in time on the trade date, and (iv) fees received by the Company for research services. The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as commission share agreements or "soft dollar" arrangements. As the Company is not acting as a principal in satisfying the performance obligation for these arrangements, expenses relating to soft dollars are netted against commission revenues and included in other liabilities and accrued expenses on the consolidated statements of financial condition.

Interest Revenue and Expense – The Company nets interest expense within net revenues to mitigate the effects of fluctuations in interest rates on the Company's consolidated statements of operations. The Company recognizes contractual interest on financial instruments owned and financial instruments sold, but not yet purchased (excluding derivative instruments), on an accrual basis as a component of interest revenue and expense. The Company accounts for interest related to its short-term and long-term financing arrangements on an accrual basis with related interest recorded as interest expense.

Investment Income/(Loss) – Investment income/(loss) includes realized and unrealized gains and losses from the Company's merchant banking, healthcare and other firm investments, as well as management and performance fees generated from the Company’s alternative asset management funds.

The performance obligation related to the transfer of management and investment advisory services is satisfied over time and the related management fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period. Fees are defined as a percentage of committed and/or invested capital. Amounts related to remaining performance obligations are not disclosed as the Company applies the output method.

Performance fees, if earned, are recognized when it is probable that such revenue will not be reversed in a future period. Management will consider such factors as the remaining assets and residual life of the fund to conclude whether it is probable that a significant reversal of revenue will not occur in the future.

See Note 21 for revenues from contracts with customers disaggregated by major business activity.

Stock-Based Compensation

FASB Accounting Standards Codification Topic 718, "Compensation – Stock Compensation," ("ASC 718") requires all stock-based compensation to be expensed on the consolidated statements of operations based on the grant date fair value of the award. Compensation expense related to stock-based awards that do not require future service are recognized in the year in which the awards were deemed to be earned. Stock-based awards that require future service are amortized over the relevant service period. Forfeitures of awards with service conditions are accounted for when they occur. See Note 19 for additional information on the Company's accounting for stock-based compensation.

Income Taxes

The Company files a consolidated U.S. federal income tax return, which includes all of its qualifying subsidiaries. The Company is also subject to income tax in various states and municipalities and those foreign jurisdictions in which it operates. Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes" ("ASC 740").

Earnings Per Share ("EPS")

Basic earnings per common share is computed by dividing net income applicable to Piper Sandler Companies by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive stock options, restricted stock units and restricted shares. See Note 20 for additional information on the Company's calculation of EPS.

Foreign Currency Translation

The Company consolidates foreign subsidiaries which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at period-end rates of exchange. The gains or losses resulting from translating foreign currency financial statements are included in other comprehensive income/(loss). Gains or losses resulting from foreign currency transactions are included in net income.

Contingencies

The Company is involved in various pending and potential legal proceedings related to its business, including litigation, arbitration and regulatory proceedings. The Company establishes reserves for potential losses to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the outcome and reserve amounts requires significant judgment on the part of the Company's management.

Note 3 *Recent Accounting Pronouncements*

Adoption of New Applicable Accounting Standards

Equity Securities Subject to Contractual Sale Restrictions

In June 2022, the FASB issued Accounting Standards Update ("ASU") No. 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" ("ASU 2022-03"). This guidance clarifies that a contractual sale restriction should not impact the fair value of the security and a discount to reflect such restriction is no longer permitted to be applied. ASU 2022-03 also includes new disclosure requirements and is effective for annual and interim periods beginning after December 15, 2023, with early adoption permitted. As of December 31, 2022, the Company does not hold equity securities subject to contractual sale restrictions. The Company early adopted this guidance as of January 1, 2023 and does not expect the adoption of ASU 2022-03 to have an impact on its consolidated financial statements.

Note 4 *Acquisitions*

The following acquisitions were accounted for pursuant to FASB Accounting Standards Codification Topic 805, "Business Combinations." Accordingly, the purchase price of each acquisition was allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the respective acquisition dates. The excess of the purchase price over the net assets acquired was allocated between goodwill and intangible assets. The fair value of the equity consideration and retention-related restricted stock was determined using the market price of the Company's common stock on the date of the respective acquisition.

2022 Acquisitions

DBO Partners Holding LLC

On October 7, 2022, the Company completed the acquisition of DBO Partners Holding LLC, including its subsidiary, DBO Partners LLC (collectively, "DBO Partners"), a technology investment banking firm. The acquisition expands the scale of the Company's technology sector and adds general partner advisory services.

The purchase price of $66.1 million consisted of cash consideration of $64.6 million and contingent consideration of $1.5 million, as detailed in the net assets acquired table below. As part of the acquisition, the Company granted 368,957 restricted shares valued at $39.9 million on the acquisition date. The restricted shares are subject to graded vesting, beginning on the second anniversary of the acquisition date, so long as the applicable employee remains continuously employed by the Company for such period. Compensation expense will be amortized on a straight-line basis over the requisite service period of five years. As discussed in Note 19, the Company also entered into acquisition-related compensation arrangements with certain employees of $17.4 million in restricted stock for retention purposes. These restricted shares are subject to ratable vesting and employees must fulfill service requirements in exchange for the rights to the restricted shares. Compensation expense will be amortized on a straight-line basis over the requisite service period (a weighted average service period of 4.9 years). As both restricted share grants compensate employees for future services, the value of the shares is not part of the purchase price.

Additional cash of up to $25.0 million may be earned (the "DBO Earnout") if a net revenue target is achieved during the performance period from January 1, 2023 to December 31, 2024. Of the total amount, up to $20.0 million may be earned by former partners with no service requirements. The Company recorded a $1.5 million liability as of the acquisition date for the fair value of this contingent consideration, which is included in the purchase price. The remaining $5.0 million may be earned by certain employees, whom are now employees of the Company, in exchange for service requirements. As this amount compensates employees for future services, the value is not part of the purchase price. Amounts estimated to be payable, if any, will be recorded as compensation expense on the consolidated statements of operations over the requisite service period. If earned, the DBO Earnout will be paid by March 31, 2025.

The Company recorded $57.1 million of goodwill on the consolidated statements of financial condition, all of which is expected to be deductible for income tax purposes. The final goodwill recorded on the Company's consolidated statements of financial condition may differ from that reflected herein as a result of measurement period adjustments. In management's opinion, the goodwill represents the reputation and operating expertise of DBO Partners. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $10.4 million.

Transaction costs of $1.5 million were incurred for the year ended December 31, 2022, and are included in restructuring and integration costs on the consolidated statements of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition:

(Amounts in thousands)

Assets		
Cash and cash equivalents	$	575
Fixed assets		1,353
Goodwill		57,097
Intangible assets		10,390
Right-of-use lease asset		3,760
Other assets		414
Total assets acquired		73,589
Liabilities		
Accrued compensation		1,167
Accrued lease liability		3,760
Other liabilities and accrued expenses		2,603
Total liabilities assumed		7,530
Net assets acquired	$	66,059

Stamford Partners LLP ("Stamford Partners")

On June 10, 2022, the Company completed the acquisition of Stamford Partners, a specialist investment bank offering mergers and acquisitions advisory services to European food and beverage and related consumer sectors. The acquisition expands the Company's presence in Europe. The purchase price consisted of cash consideration, and restricted stock was granted for retention purposes.

The Company recorded $7.0 million of goodwill on the consolidated statements of financial condition, none of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Stamford Partners. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $1.8 million.

Cornerstone Macro Research LP

On February 4, 2022, the Company completed the acquisition of Cornerstone Macro Research LP, including its subsidiary, Cornerstone Macro LLC (collectively, "Cornerstone Macro"), a research firm focused on providing macro research and equity derivatives trading to institutional investors. The acquisition adds a macro research team and increases the scale of the Company's equity brokerage operations.

The purchase price of $34.1 million consisted of cash consideration of $32.5 million and contingent consideration of $1.6 million, as detailed in the net assets acquired table below. As part of the acquisition, the Company granted 64,077 restricted shares valued at $9.7 million on the acquisition date. The restricted shares are subject to graded vesting on the fourth and fifth anniversaries of the acquisition date, so long as the applicable employee remains continuously employed by the Company for the respective vesting period. As these shares contain service conditions, the value of the shares is not part of the purchase price. Compensation expense will be amortized on a straight-line basis over the requisite service period of five years.

The Company also entered into acquisition-related compensation arrangements with certain employees of $10.7 million, which consisted of restricted stock ($7.5 million) and forgivable loans ($3.2 million), for retention purposes. As employees must fulfill service requirements in exchange for the rights to the restricted shares, compensation expense will be amortized on a straight-line basis over the requisite service period (a weighted average service period of 3.4 years). See Note 19 for further discussion. The loans will be forgiven, so long as the applicable employee remains continuously employed for the loan term. Compensation expense will be amortized on a straight-line basis over the respective loan term (a weighted average period of 3.6 years).

Additional cash of up to $27.8 million may be earned if a net revenue target is achieved during the performance period from July 1, 2022 to December 31, 2023. Of the total amount, up to $6.0 million may be earned by Cornerstone Macro's equity owners with no service requirements. If earned, this amount will be paid by March 31, 2024. The Company recorded a $1.6 million liability as of the acquisition date for the fair value of this contingent consideration, which is included in the purchase price. Adjustments to this liability after the acquisition date are recorded as non-compensation expense on the consolidated statements of operations. As of December 31, 2022, the Company expects the maximum amount of $6.0 million will be earned and has accrued the full amount related to this additional cash payment. The remaining amount may be earned by the equity owners, whom are now employees of the Company, and certain employees in exchange for service requirements. As this amount compensates employees for future services, the value is not part of the purchase price. Amounts estimated to be payable, if any, will be recorded as compensation expense on the consolidated statements of operations over the requisite service period. If earned, amounts will be paid by June 30, 2025 and June 30, 2026. As of December 31, 2022, the Company has accrued $1.9 million related to this additional cash payment.

The Company recorded $9.6 million of goodwill on the consolidated statements of financial condition, all of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Cornerstone Macro. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $19.0 million.

Transaction costs of $1.1 million and $0.5 million were incurred for the years ended December 31, 2022 and 2021, respectively, and are included in restructuring and integration costs on the consolidated statements of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, including measurement period adjustments:

(Amounts in thousands)	
Assets	
Cash and cash equivalents	$ 6,885
Receivables from brokers, dealers and clearing organizations	2,941
Fixed assets	286
Goodwill	9,574
Intangible assets	19,000
Right-of-use lease asset	7,026
Other assets	4,451
Total assets acquired	50,163
Liabilities	
Accrued compensation	4,672
Accrued lease liability	7,026
Other liabilities and accrued expenses	4,401
Total liabilities assumed	16,099
Net assets acquired	$ 34,064

2020 Acquisitions

TRS Advisors LLC ("TRS")

On December 31, 2020, the Company completed the acquisition of TRS, an advisory firm offering restructuring and reorganization services to companies in public, private and government settings. The acquisition expanded the scale of the Company's restructuring advisory business.

The purchase price consisted of cash consideration of $23.7 million as detailed in the net assets acquired below. As part of the acquisition, the Company granted 145,952 restricted shares valued at $14.7 million on the acquisition date. The restricted shares are subject to graded vesting, beginning on the third anniversary of the acquisition date, so long as the applicable employee remains continuously employed by the Company for such period. Compensation expense will be amortized on a straight-line basis over the requisite service period of five years. As discussed in Note 19, the Company also entered into acquisition-related compensation arrangements with certain employees of $2.9 million in restricted stock for retention purposes. These restricted shares are subject to ratable vesting and employees must fulfill service requirements in exchange for the rights to the restricted shares. Compensation expense will be amortized on a straight-line basis over the requisite service period of three years. As both restricted share grants compensate employees for future services, the value of the shares is not part of the purchase price.

Additional cash of $7.0 million may be earned by certain employees if a revenue threshold is exceeded during the three-year post-acquisition period to the extent they are employed by the Company at the time of payment. Amounts estimated to be payable, if any, will be recorded as compensation expense on the consolidated statements of operations over the requisite performance period. If earned, the amount will be paid by April 3, 2024. As of December 31, 2022, the Company expects the maximum amount will be earned and has accrued $4.3 million related to this additional cash payment. The Company recorded $2.1 million and $2.2 million in compensation expense related to this additional cash payment for the years ended December 31, 2022 and 2021, respectively.

The Company recorded $12.2 million of goodwill on the consolidated statements of financial condition, all of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of TRS. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $5.3 million.

Transaction costs of $0.1 million and $0.8 million were incurred for the years ended December 31, 2021 and 2020, respectively, and are included in restructuring and integration costs on the consolidated statements of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, including measurement period adjustments:

(Amounts in thousands)	
Assets	
Cash and cash equivalents	$ 7
Goodwill	12,199
Intangible assets	5,300
Right-of-use lease asset	1,818
Other assets	6,215
Total assets acquired	25,539
Liabilities	
Accrued lease liability	1,818
Other liabilities and accrued expenses	7
Total liabilities assumed	1,825
Net assets acquired	$ 23,714

The Valence Group ("Valence")

On April 3, 2020, the Company completed the acquisition of Valence, an investment bank offering mergers and acquisitions advisory services to companies and financial sponsors with a focus on the chemicals, materials and related sectors. The acquisition added a new industry sector and expanded the Company's presence in Europe.

The Company paid cash consideration of $30.3 million and entered into unsecured promissory notes with the former owners totaling $20.0 million (the "Valence Notes"), as discussed in Note 14. The net assets acquired by the Company of $50.3 million are described below.

As part of the acquisition, the Company granted 647,268 restricted shares valued at $31.2 million on the acquisition date. As discussed in Note 19, the Company also entered into acquisition-related compensation arrangements with certain employees of $5.5 million in restricted stock for retention purposes. Both restricted share grants are subject to graded vesting, beginning on the third anniversary of the acquisition date, so long as the applicable employee remains continuously employed by the Company for such period. As these shares compensate employees for future services, the value of the shares is not part of the purchase price. Compensation expense will be amortized on a straight-line basis over the requisite service period of five years.

Additional cash may be earned by certain employees if a revenue threshold is exceeded during the three-year post-acquisition period to the extent they are employed by the Company at the time of payment. Amounts estimated to be payable, if any, will be recorded as compensation expense on the consolidated statements of operations over the requisite performance period. If earned, the amount will be paid by July 3, 2023. As of December 31, 2022, the Company has accrued $7.8 million related to this additional cash payment. The Company recorded a $3.4 million reversal of compensation expense for the year ended December 31, 2022, and $11.2 million in compensation expense for the year ended December 31, 2021 related to this additional cash payment.

The Company recorded $33.3 million of goodwill on the consolidated statements of financial condition, none of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Valence. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $14.8 million.

Transaction costs of $0.4 million, $0.1 million and $2.5 million were incurred for the years ended December 31, 2022, 2021 and 2020, respectively, and are included in restructuring and integration costs on the consolidated statements of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition:

(Amounts in thousands)	
Assets	
Cash and cash equivalents	$ 8,181
Fixed assets	256
Goodwill	33,300
Intangible assets	14,800
Right-of-use lease asset	3,279
Other assets	4,190
Total assets acquired	64,006
Liabilities	
Accrued lease liability	3,279
Other liabilities and accrued expenses	10,393
Total liabilities assumed	13,672
Net assets acquired	$ 50,334

SOP Holdings, LLC

On January 3, 2020, the Company completed the acquisition of SOP Holdings, LLC and its subsidiaries, including Sandler O'Neill & Partners, L.P. (collectively, "Sandler O'Neill"), a full-service investment banking firm and broker dealer focused on the financial services industry. The transaction was completed pursuant to the Agreement and Plans of Merger dated July 9, 2019. The economic value of the acquisition was $485.0 million at announcement, for which the Company was entitled to receive $100.0 million of tangible book value, subject to a final adjustment as of the closing date. The acquisition of Sandler O'Neill expanded the Company's advisory services revenues, diversified and enhanced scale in corporate financings, added a differentiated fixed income business, and increased scale in the equity brokerage business.

As part of the acquisition, the Company granted 1,568,670 shares valued at $124.9 million on the acquisition date. Of these shares, 1,534,465 shares are restricted shares valued at $122.2 million and subject to ratable vesting over three years and employees must fulfill service requirements in exchange for the rights to the restricted shares. As these shares compensate employees for future services, the value of the shares is not part of the purchase price. Compensation expense for these restricted shares will be amortized on a straight-line basis over the requisite service period of three years. The remaining 34,205 shares valued at $2.7 million vested immediately and were not subject to service requirements. These shares were included in the purchase price as equity consideration in addition to the cash consideration of $358.1 million. The net assets acquired by the Company of $360.8 million are described below.

As discussed in Note 19, the Company also entered into acquisition-related compensation arrangements with certain employees of $113.9 million which consisted of restricted stock ($96.9 million) and restricted cash ($17.0 million) for retention purposes. The retention-related awards are also subject to vesting restrictions and employees must remain continuously employed by the Company for the respective vesting period. As these shares compensate employees for future services, the value of the shares is not part of the purchase price. Compensation expense related to these arrangements will be amortized on a straight-line basis over the requisite service period of 18 months, three years or five years (a weighted average service period of 3.7 years).

The Company recorded $94.4 million of goodwill on the consolidated statements of financial condition, of which $93.4 million is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Sandler O'Neill. Identifiable intangible assets purchased by the Company consisted of customer relationships and the Sandler trade name with acquisition-date fair values of $72.4 million and $85.4 million, respectively.

Transaction costs of $0.9 million and $1.2 million were incurred for the years ended December 31, 2022 and 2020, respectively, and are included in restructuring and integration costs on the consolidated statements of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, including measurement period adjustments:

(Amounts in thousands)	
Assets	
Cash and cash equivalents	$ 27,420
Receivables from brokers, dealers and clearing organizations	192,675
Fixed assets	6,789
Goodwill	94,360
Intangible assets	157,800
Investments	685
Right-of-use lease asset	39,607
Other assets	9,628
Total assets acquired	528,964
Liabilities	
Accrued compensation	71,398
Accrued lease liability	39,613
Other liabilities and accrued expenses	16,441
Due to Sandler O'Neill (1)	40,673
Total liabilities assumed	168,125
Net assets acquired	$ 360,839

(1) Represents the amount of excess tangible book value received by the Company on the date of acquisition.

Pro Forma Financial Information

The results of operations of DBO Partners, Stamford Partners, Cornerstone Macro, TRS, Valence and Sandler O'Neill have been included in the Company's consolidated financial statements prospectively beginning on the respective acquisition dates. The acquisitions have been fully integrated with the Company's existing operations. Accordingly, post-acquisition revenues and net income are not discernible. The following unaudited pro forma financial data is presented on a combined basis and includes DBO Partners, Cornerstone Macro, TRS and Valence. Pro forma financial information for Stamford Partners is not presented as the acquisition is not material. Pro forma financial information for Sandler O'Neill is not presented as the acquisition was considered fully integrated with the Company's existing operations for all periods presented.

Based on the respective acquisition dates, the unaudited pro forma financial data assumes that the DBO Partners and Cornerstone Macro acquisitions had occurred on January 1, 2020 and that the TRS and Valence acquisitions had occurred on January 1, 2018. Pro forma results have been prepared by adjusting the Company's historical results to include the results of operations of DBO Partners, Cornerstone Macro, TRS and Valence adjusted for the following significant changes: interest expense was adjusted to reflect the debt incurred by the Company to fund a portion of the Valence purchase price; amortization expense was adjusted to account for the acquisition-date fair value of intangible assets; compensation and benefits expenses were adjusted to reflect the restricted stock issued as part of the respective acquisition, the restricted stock and forgivable loans issued for retention purposes, the earnouts with service conditions, and the cost that would have been incurred had certain employees been included in the Company’s employee compensation arrangements; and the income tax effect of applying the Company's statutory tax rates to the results of operations of the respective acquisitions. The Company's consolidated unaudited pro forma information presented does not necessarily reflect the results of operations that would have resulted had the acquisitions been completed at the beginning of the applicable periods presented, does not contemplate client account overlap and anticipated operational efficiencies of the combined entities, nor does it indicate the results of operations in future periods.

	Year Ended December 31,		
(Amounts in thousands)	**2022**	2021	2020
Net revenues	**$ 1,493,620**	$ 2,136,637	$ 1,380,151
Net income applicable to Piper Sandler Companies	**109,043**	276,178	40,303

Note 5 *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

(Amounts in thousands)	December 31, 2022	December 31, 2021
Financial instruments and other inventory positions owned:		
Corporate securities:		
Equity securities	**$ 1,490**	$ 2,831
Convertible securities	**94,552**	148,057
Fixed income securities	**4,103**	8,687
Municipal securities:		
Taxable securities	**28,389**	12,377
Tax-exempt securities	**151,465**	97,891
Short-term securities	**14,386**	29,357
Mortgage-backed securities	**—**	1,277
U.S. government agency securities	**28,874**	24,361
U.S. government securities	**3,800**	138
Derivative contracts	**12,920**	23,998
Total financial instruments and other inventory positions owned	**$ 339,979**	$ 348,974
Financial instruments and other inventory positions sold, but not yet purchased:		
Corporate securities:		
Equity securities	**$ 15,376**	$ 77,744
Fixed income securities	**3,894**	4,950
U.S. government securities	**36,415**	41,780
Derivative contracts	**5,151**	4,216
Total financial instruments and other inventory positions sold, but not yet purchased	**$ 60,836**	$ 128,690

At December 31, 2022 and 2021, financial instruments and other inventory positions owned in the amount of $57.5 million and $118.6 million, respectively, had been pledged as collateral for short-term financing arrangements.

Financial instruments and other inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statements of financial condition. The Company economically hedges changes in the market value of its financial instruments and other inventory positions owned using inventory positions sold, but not yet purchased, interest rate derivatives, U.S. treasury bond futures and options, and equity option contracts.

Derivative Contract Financial Instruments

The Company uses interest rate and credit default swaps, interest rate locks, U.S. treasury bond futures and options, and equity option contracts as a means to manage risk in certain inventory positions. The Company also enters into interest rate and credit default swaps to facilitate customer transactions. Credit default swaps use rates based upon the Commercial Mortgage Backed Securities ("CMBX") index. The following describes the Company's derivatives by the type of transaction or security the instruments are economically hedging.

Customer matched-book derivatives: The Company enters into interest rate derivative contracts in a principal capacity as a dealer to satisfy the financial needs of its customers. The Company simultaneously enters into an interest rate derivative contract with a third party for the same notional amount to hedge the interest rate and credit risk of the initial client interest rate derivative contract. In certain limited instances, the Company has only hedged interest rate risk with a third party, and retains uncollateralized credit risk as described below. The instruments use rates based upon the London Interbank Offered Rate ("LIBOR") index, the Municipal Market Data ("MMD") index or the Securities Industry and Financial Markets Association ("SIFMA") index.

Trading securities derivatives: The Company enters into interest rate derivative contracts and uses U.S. treasury bond futures and options to hedge interest rate and market value risks primarily associated with its fixed income securities. These instruments use rates based upon the MMD, LIBOR or SIFMA indices. The Company also enters into equity option contracts to hedge market value risk associated with its convertible securities.

Derivatives are reported on a net basis by counterparty (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of offset exists and on a net basis by cross product when applicable provisions are stated in master netting agreements. Cash collateral received or paid is netted on a counterparty basis, provided a legal right of offset exists. The total absolute notional contract amount, representing the absolute value of the sum of gross long and short derivative contracts, provides an indication of the volume of the Company's derivative activity and does not represent gains and losses. The following table presents the gross fair market value and the total absolute notional contract amount of the Company's outstanding derivative instruments, prior to counterparty netting, by asset or liability position:

(Amounts in thousands)	**December 31, 2022**			**December 31, 2021**		
Derivative Category	**Derivative Assets (1)**	**Derivative Liabilities (2)**	**Notional Amount**	**Derivative Assets (1)**	**Derivative Liabilities (2)**	**Notional Amount**
Interest rate						
Customer matched-book	**$ 55,414**	**$ 49,838**	**$ 1,354,881**	$ 157,064	$ 149,353	$ 1,630,056
Trading securities	**5,186**	**1,082**	**134,750**	—	1,560	65,925
	$ 60,600	**$ 50,920**	**$ 1,489,631**	$ 157,064	$ 150,913	$ 1,695,981

(1) Derivative assets are included within financial instruments and other inventory positions owned on the consolidated statements of financial condition.

(2) Derivative liabilities are included within financial instruments and other inventory positions sold, but not yet purchased on the consolidated statements of financial condition.

The Company's derivative contracts do not qualify for hedge accounting, therefore, unrealized gains and losses are recorded on the consolidated statements of operations. The gains and losses on the related economically hedged inventory positions are not disclosed below as they are not in qualifying hedging relationships. The following table presents the Company's unrealized gains/(losses) on derivative instruments:

(Amounts in thousands)		**Year Ended December 31,**		
Derivative Category	**Operations Category**	**2022**	**2021**	**2020**
Interest rate derivative contract	Investment banking	**$ (1,317)**	$ (1,786)	$ (1,407)
Interest rate derivative contract	Institutional brokerage	**4,848**	2,264	(1,881)
		$ 3,531	$ 478	$ (3,288)

Credit risk associated with the Company's derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. Credit exposure associated with the Company's derivatives is driven by uncollateralized market movements in the fair value of the contracts with counterparties and is monitored regularly by the Company's financial risk committee. The Company considers counterparty credit risk in determining derivative contract fair value. The majority of the Company's derivative contracts are substantially collateralized by its counterparties, who are major financial institutions. The Company has a limited number of counterparties who are not required to post collateral. Based on market movements, the uncollateralized amounts representing the fair value of a derivative contract can become material, exposing the Company to the credit risk of these counterparties. As of December 31, 2022, the Company had $10.8 million of uncollateralized credit exposure with these counterparties (notional contract amount of $154.1 million), including $6.2 million of uncollateralized credit exposure with one counterparty.

Note 6 *Fair Value of Financial Instruments*

Based on the nature of the Company's business and its role as a "dealer" in the securities industry or as a manager of alternative asset management funds, the fair values of its financial instruments are determined internally. The Company's processes are designed to ensure that the fair values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, unobservable inputs are developed based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations and other security-specific information. Valuation adjustments related to illiquidity or counterparty credit risk are also considered. In estimating fair value, the Company may utilize information provided by third party pricing vendors to corroborate internally-developed fair value estimates.

The Company employs specific control processes to determine the reasonableness of the fair value of its financial instruments. The Company's processes are designed to ensure that the internally-estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews as of each reporting date. The Company has established parameters which set forth when the fair value of securities is independently verified. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to the Company's consolidated financial statements, changes in fair value from period to period, and other specific facts and circumstances of the Company's securities portfolio. In evaluating the initial internally-estimated fair values made by the Company's traders, the nature and complexity of securities involved (e.g., term, coupon, collateral, and other key drivers of value), level of market activity for securities, and availability of market data are considered. The independent price verification procedures include, but are not limited to, analysis of trade data (both internal and external where available), corroboration to the valuation of positions with similar characteristics, risks and components, or comparison to an alternative pricing source, such as a discounted cash flow model. The Company's valuation committees, comprised of members of senior management and risk management, provide oversight and overall responsibility for the internal control processes and procedures related to fair value measurements.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the consolidated statements of financial condition with unrealized gains and losses reflected on the consolidated statements of operations.

Equity securities – Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. Non-exchange traded equity securities (principally hybrid preferred securities) are measured primarily using broker quotations, prices observed for recently executed market transactions and internally-developed fair value estimates based on observable inputs and are categorized within Level II of the fair value hierarchy.

Convertible securities – Convertible securities are valued based on observable trades, when available, and therefore are generally categorized as Level II.

Corporate fixed income securities – Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, internally-developed fair value estimates based on observable inputs, or broker quotations. Accordingly, these corporate bonds are categorized as Level II.

Taxable municipal securities – Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Tax-exempt municipal securities – Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid tax-exempt municipal securities are valued using market data for comparable securities (e.g., maturity and sector) and management judgment to infer an appropriate current yield or other model-based valuation techniques deemed appropriate by management based on the specific nature of the individual security and are therefore categorized as Level III.

Short-term municipal securities – Short-term municipal securities include variable rate demand notes and other short-term municipal securities. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Mortgage-backed securities – Mortgage-backed securities are valued using observable trades, when available. Certain mortgage-backed securities are valued using models where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. To the extent we hold, these mortgage-backed securities are categorized as Level II. Certain mortgage-backed securities collateralized by residential mortgages are valued using cash flow models that utilize unobservable inputs including credit default rates, prepayment rates, loss severity and valuation yields. As judgment is used to determine the range of these inputs, these mortgage-backed securities are categorized as Level III.

U.S. government agency securities – U.S. government agency securities include agency debt bonds and mortgage bonds. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and are categorized as Level II. Mortgage bonds include bonds secured by mortgages, mortgage pass-through securities, agency collateralized mortgage-obligation ("CMO") securities and agency interest-only securities. Mortgage pass-through securities, CMO securities and interest-only securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore are generally categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields on spreads over U.S. treasury securities, or models based upon prepayment expectations. These securities are categorized as Level II.

U.S. government securities – U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore categorized as Level I. The Company does not transact in securities of countries other than the U.S. government.

Derivative contracts – Derivative contracts include interest rate swaps, interest rate locks, and U.S. treasury bond futures and options. These instruments derive their value from underlying assets, reference rates, indices or a combination of these factors. The majority of the Company's interest rate derivative contracts, including both interest rate swaps and interest rate locks, are valued using market standard pricing models based on the net present value of estimated future cash flows. The valuation models used do not involve material subjectivity as the methodologies do not entail significant judgment and the pricing inputs are market observable, including contractual terms, yield curves and measures of volatility. These instruments are classified as Level II within the fair value hierarchy. Certain interest rate locks transact in less active markets and are valued using valuation models that include the previously mentioned observable inputs and certain unobservable inputs that require significant judgment, such as the premium over the MMD curve. These instruments are classified as Level III.

Investments

The Company's investments valued at fair value include equity investments in private companies. Investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA")), discounted cash flow analyses and changes in market outlook, among other factors. These securities are categorized based on the lowest level of input that is significant to the fair value measurement.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level III financial instruments as of December 31, 2022:

	Valuation Technique	Unobservable Input	Range	Weighted Average (1)
Assets				
Financial instruments and other inventory positions owned:				
Municipal securities:				
Tax-exempt securities	Discounted cash flow	Expected recovery rate (% of par) (3)	0 - 25%	13.4%
		Current yield (3)	10%	10%
Derivative contracts:				
Interest rate locks	Discounted cash flow	Premium over the MMD curve in basis points ("bps") (3)	1 - 27 bps	6.1 bps
Investments at fair value:				
Equity securities in private companies (2)	Market approach	Revenue multiple (3)	1 - 7 times	4.4 times
		EBITDA multiple (3)	11 - 15 times	13.0 times
		Market comparable valuation multiple (3)	1.5 times	1.5 times
		Expected liquidation value (% of company assets) (3)	50%	50%
	Discounted cash flow	Discount rate (4)	20 - 25%	21.3%
Liabilities				
Financial instruments and other inventory positions sold, but not yet purchased:				
Derivative contracts:				
Interest rate locks	Discounted cash flow	Premium over the MMD curve in bps (4)	3 - 41 bps	22.9 bps

(1) Unobservable inputs were weighted by the relative fair value of the financial instruments.

(2) As of December 31, 2022, the Company had $191.8 million of Level III investments at fair value, of which $83.4 million, or 43.5 percent, was valued based on a recent round of independent financing.

(3) There is uncertainty in the determination of fair value. Significant increase/(decrease) in the unobservable input in isolation would have resulted in a significantly higher/(lower) fair value measurement.

(4) There is uncertainty in the determination of fair value. Significant increase/(decrease) in the unobservable input in isolation would have resulted in a significantly lower/(higher) fair value measurement.

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2022:

(Amounts in thousands)	Level I	Level II	Level III	Counterparty and Cash Collateral Netting (1)	Total
Assets					
Financial instruments and other inventory positions owned:					
Corporate securities:					
Equity securities	$ 1,490	$ —	$ —	$ —	$ 1,490
Convertible securities	—	94,552	—	—	94,552
Fixed income securities	—	4,103	—	—	4,103
Municipal securities:					
Taxable securities	—	28,389	—	—	28,389
Tax-exempt securities	—	147,578	3,887	—	151,465
Short-term securities	—	14,386	—	—	14,386
U.S. government agency securities	—	28,874	—	—	28,874
U.S. government securities	3,800	—	—	—	3,800
Derivative contracts	—	55,844	4,756	(47,680)	12,920
Total financial instruments and other inventory positions owned	5,290	373,726	8,643	(47,680)	339,979
Cash equivalents	323,143	—	—	—	323,143
Investments at fair value (2)	82,047	—	191,845	—	273,892
Total assets	$ 410,480	$ 373,726	$ 200,488	$ (47,680)	$ 937,014
Liabilities					
Financial instruments and other inventory positions sold, but not yet purchased:					
Corporate securities:					
Equity securities	$ 15,376	$ —	$ —	$ —	$ 15,376
Fixed income securities	—	3,894	—	—	3,894
U.S. government securities	36,415	—	—	—	36,415
Derivative contracts	—	49,838	1,082	(45,769)	5,151
Total financial instruments and other inventory positions sold, but not yet purchased	$ 51,791	$ 53,732	$ 1,082	$ (45,769)	$ 60,836

(1) Represents cash collateral and the impact of netting on a counterparty basis. The Company had no securities posted as collateral to its counterparties.

(2) Includes noncontrolling interests of $200.7 million attributable to unrelated third party ownership in consolidated alternative asset management funds.

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2021:

(Amounts in thousands)	Level I	Level II	Level III	Counterparty and Cash Collateral Netting (1)	Total
Assets					
Financial instruments and other inventory positions owned:					
Corporate securities:					
Equity securities	$ 33	$ 2,798	$ —	$ —	$ 2,831
Convertible securities	—	148,057	—	—	148,057
Fixed income securities	—	8,687	—	—	8,687
Municipal securities:					
Taxable securities	—	12,377	—	—	12,377
Tax-exempt securities	—	97,644	247	—	97,891
Short-term securities	—	29,357	—	—	29,357
Mortgage-backed securities	—	1,277	—	—	1,277
U.S. government agency securities	—	24,361	—	—	24,361
U.S. government securities	138	—	—	—	138
Derivative contracts	—	156,338	726	(133,066)	23,998
Total financial instruments and other inventory positions owned	171	480,896	973	(133,066)	348,974
Cash equivalents	908,198	—	—	—	908,198
Investments at fair value (2)	62,674	34,416	142,286	—	239,376
Total assets	$ 971,043	$ 515,312	$ 143,259	$ (133,066)	$ 1,496,548
Liabilities					
Financial instruments and other inventory positions sold, but not yet purchased:					
Corporate securities:					
Equity securities	$ 74,251	$ 3,493	$ —	$ —	$ 77,744
Fixed income securities	—	4,950	—	—	4,950
U.S. government securities	41,780	—	—	—	41,780
Derivative contracts	—	149,015	1,898	(146,697)	4,216
Total financial instruments and other inventory positions sold, but not yet purchased	$ 116,031	$ 157,458	$ 1,898	$ (146,697)	$ 128,690

(1) Represents cash collateral and the impact of netting on a counterparty basis. The Company had no securities posted as collateral to its counterparties.

(2) Includes noncontrolling interests of $164.6 million attributable to unrelated third party ownership in consolidated alternative asset management funds.

The Company's Level III assets were $200.5 million (including noncontrolling interests of $148.7 million) and $143.3 million (including noncontrolling interests of $103.0 million), or 21.4 percent and 9.6 percent of financial instruments measured at fair value at December 31, 2022 and 2021, respectively. There were $3.6 million of transfers of financial assets into Level III for the year ended December 31, 2022, primarily due to observable inputs becoming unobservable. There were $64.0 million of transfers of financial assets out of Level III for the year ended December 31, 2021, primarily due to unobservable inputs becoming observable.

The following tables summarize the changes in fair value associated with Level III financial instruments held at the beginning or end of the periods presented:

(Amounts in thousands)	**Balance at December 31, 2021**	Purchases	Sales	Transfers in	Transfers out	Realized gains/ (losses)	Unrealized gains/ (losses)	**Balance at December 31, 2022**	**Unrealized gains/ (losses) for assets/ liabilities held at December 31, 2022**
Assets									
Financial instruments and other inventory positions owned:									
Municipal securities:									
Tax-exempt securities	**$ 247**	$ —	$ —	$ 3,626	$ —	$ —	$ 14	**$ 3,887**	**$ 14**
Derivative contracts	**726**	450	—	—	—	(450)	4,030	**4,756**	**4,756**
Total financial instruments and other inventory positions owned	**973**	450	—	3,626	—	(450)	4,044	**8,643**	**4,770**
Investments at fair value	**142,286**	62,695	(19,574)	—	(172)	12,948	(6,338)	**191,845**	**6,536**
Total assets	**$ 143,259**	$ 63,145	$ (19,574)	$ 3,626	$ (172)	$ 12,498	$ (2,294)	**$ 200,488**	**$ 11,306**
Liabilities									
Financial instruments and other inventory positions sold, but not yet purchased:									
Derivative contracts	**$ 1,898**	$ —	$ 680	$ —	$ —	$ (680)	$ (816)	**$ 1,082**	**$ 1,082**
Total financial instruments and other inventory positions sold, but not yet purchased	**$ 1,898**	$ —	$ 680	$ —	$ —	$ (680)	$ (816)	**$ 1,082**	**$ 1,082**

(Amounts in thousands)	Balance at December 31, 2020	Purchases	Sales	Transfers in	Transfers out	Realized gains/ (losses)	Unrealized gains/ (losses)	Balance at December 31, 2021	Unrealized gains/ (losses) for assets/ liabilities held at December 31, 2021
Assets									
Financial instruments and other inventory positions owned:									
Municipal securities:									
Tax-exempt securities	**$ —**	$ —	$ —	$ 502	$ —	$ —	$ (255)	**$ 247**	**$ (255)**
Mortgage-backed securities	**13**	—	—	—	—	—	(13)	**—**	**—**
Derivative contracts	**270**	—	(256)	—	—	256	456	**726**	**726**
Total financial instruments and other inventory positions owned	**283**	—	(256)	502	—	256	188	**973**	**471**
Investments at fair value	**152,995**	42,100	(57,251)	—	(63,957)	40,306	28,093	**142,286**	**19,990**
Total assets	**$ 153,278**	$ 42,100	$ (57,507)	$ 502	$ (63,957)	$ 40,562	$ 28,281	**$ 143,259**	**$ 20,461**
Liabilities									
Financial instruments and other inventory positions sold, but not yet purchased:									
Derivative contracts	**$ 3,706**	$ (3,225)	$ —	$ —	$ —	$ 3,225	$ (1,808)	**$ 1,898**	**$ 1,898**
Total financial instruments and other inventory positions sold, but not yet purchased	**$ 3,706**	$ (3,225)	$ —	$ —	$ —	$ 3,225	$ (1,808)	**$ 1,898**	**$ 1,898**

Realized and unrealized gains/(losses) related to financial instruments, with the exception of customer matched-book derivatives, are reported in institutional brokerage on the consolidated statements of operations. Realized and unrealized gains/(losses) related to customer matched-book derivatives are reported in investment banking. Realized and unrealized gains/(losses) related to investments are principally reported in investment income on the consolidated statements of operations.

The carrying values of the Company's cash, receivables and payables either from or to brokers, dealers and clearing organizations and long-term financings approximate fair value due to either their liquid or short-term nature.

Note 7 *Variable Interest Entities*

The Company has investments in and/or acts as the managing partner of various partnerships and limited liability companies. These entities were established for the purpose of investing in securities of public or private companies, or municipal debt obligations, and were initially financed through the capital commitments or seed investments of the members.

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the structure and nature of each entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance and how the entity is financed.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

Consolidated VIEs

The Company's consolidated VIEs at December 31, 2022 included certain alternative asset management funds in which the Company has an investment and, as the managing partner, is deemed to have both the power to direct the most significant activities of the funds and the right to receive benefits (or the obligation to absorb losses) that could potentially be significant to these funds.

The following table presents information about the carrying value of the assets and liabilities of the VIEs that are consolidated by the Company and included on the consolidated statements of financial condition at December 31, 2022. The assets can only be used to settle the liabilities of the respective VIE, and the creditors of the VIEs do not have recourse to the general credit of the Company. These VIEs have a combined $50.0 million of bank line financing available with interest rates based on either prime or LIBOR plus an applicable margin. The assets and liabilities are presented prior to consolidation, and thus a portion of these assets and liabilities is eliminated in consolidation.

(Amounts in thousands)	Alternative Asset Management Funds
Assets	
Investments	$ 257,304
Other assets	946
Total assets	$ 258,250
Liabilities	
Other liabilities and accrued expenses	$ 1,840
Total liabilities	$ 1,840

The Company has investments in a grantor trust which was established as part of a nonqualified deferred compensation plan. The Company is the primary beneficiary of the grantor trust. Accordingly, the assets and liabilities of the grantor trust are consolidated by the Company on the consolidated statements of financial condition. See Note 19 for additional information on the nonqualified deferred compensation plan.

Nonconsolidated VIEs

The Company determined it is not the primary beneficiary of certain VIEs and, accordingly, does not consolidate them. These VIEs had net assets approximating $1.2 billion and $2.1 billion at December 31, 2022 and 2021, respectively. The Company's exposure to loss from these VIEs is $11.5 million, which is the carrying value of its capital contributions recorded in investments on the consolidated statements of financial condition at December 31, 2022. The Company had no liabilities related to these VIEs at December 31, 2022 and 2021. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2022.

Note 8 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

(Amounts in thousands)	December 31, 2022	December 31, 2021
Receivable from clearing organizations	**$ 285,957**	$ 226,731
Receivable from brokers and dealers	**10,942**	24,056
Other	**3,564**	3,343
Total receivables from brokers, dealers and clearing organizations	**$ 300,463**	$ 254,130

(Amounts in thousands)	December 31, 2022	December 31, 2021
Payable to brokers and dealers	**$ 4,622**	$ 13,247
Total payables to brokers, dealers and clearing organizations	**$ 4,622**	$ 13,247

Under the Company's fully disclosed clearing agreement, all of its securities inventories with the exception of convertible securities, and all of its customer activities are held by or cleared through Pershing LLC ("Pershing"). The Company has established an arrangement to obtain financing from Pershing related to the majority of its trading activities. The Company also has a clearing arrangement with bank financing related to its convertible securities inventories. Financing under these arrangements is secured primarily by securities, and collateral limitations could reduce the amount of funding available under these arrangements. The funding is at their discretion and could be denied. The Company's clearing arrangement activities are recorded net from trading activity. The Company's fully disclosed clearing agreement includes a covenant requiring Piper Sandler & Co. to maintain excess net capital of $120 million.

Note 9 *Investments*

The Company's investments include investments in private companies and partnerships.

(Amounts in thousands)	December 31, 2022	December 31, 2021
Investments at fair value	**$ 273,892**	$ 239,376
Investments at cost	**509**	611
Investments accounted for under the equity method	**11,325**	12,058
Total investments	**285,726**	252,045
Less investments attributable to noncontrolling interests (1)	**(200,687)**	(164,565)
	$ 85,039	$ 87,480

(1) Noncontrolling interests are attributable to unrelated third party ownership in consolidated alternative asset management funds.

At December 31, 2022, investments carried on a cost basis had an estimated fair market value of $0.5 million. Because valuation estimates were based upon management's judgment, investments carried at cost would be categorized as Level III assets in the fair value hierarchy, if they were carried at fair value.

Investments accounted for under the equity method include general and limited partnership interests. The carrying value of these investments is based on the investment vehicle's net asset value. The net assets of investment partnerships consist of investments in both marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on the estimated fair value determined by management in the Company's capacity as general partner or investor and, in the case of investments in unaffiliated investment partnerships, are based on financial statements prepared by the unaffiliated general partners.

Note 10 *Other Assets*

(Amounts in thousands)	**December 31, 2022**	December 31, 2021
Fee receivables	**$ 42,645**	$ 51,403
Forgivable loans, net	**20,667**	12,040
Prepaid expenses	**18,664**	18,989
Other	**24,049**	28,173
Total other assets	**$ 106,025**	$ 110,605

Note 11 *Goodwill and Intangible Assets*

(Amounts in thousands)	
Goodwill	
Balance at December 31, 2020	**$ 227,508**
Goodwill acquired	—
Balance at December 31, 2021	**$ 227,508**
Goodwill acquired	73,643
Balance at December 31, 2022	**$ 301,151**
Intangible assets	
Balance at December 31, 2020	**$ 149,858**
Intangible assets acquired	—
Amortization of intangible assets	(30,080)
Balance at December 31, 2021	**$ 119,778**
Intangible assets acquired	31,234
Amortization of intangible assets	(15,375)
Balance at December 31, 2022	**$ 135,637**

As discussed in Note 4, the addition of goodwill and intangible assets during the year ended December 31, 2022 related to the acquisitions of DBO Partners, Stamford Partners and Cornerstone Macro. Management identified $10.4 million of customer relationship intangible assets related to the acquisition of DBO Partners, which will be amortized over a weighted average life of 1.1 years. Management identified $1.8 million of customer relationship intangible assets related to the acquisition of Stamford Partners, which will be amortized over a weighted average life of 0.8 years. Management identified $19.0 million of customer relationship intangible assets related to the acquisition of Cornerstone Macro, which will be amortized over a weighted average life of 7.2 years.

Intangible assets with determinable lives primarily consist of customer relationships and internally developed software. The following table summarizes the future aggregate amortization expense of the Company's intangible assets with determinable lives:

(Amounts in thousands)	
2023	$ 19,440
2024	9,445
2025	7,887
2026	7,253
2027	3,480
Thereafter	2,732
Total	$ 50,237

Indefinite-lived intangible assets consist of the Sandler trade name of $85.4 million, which is not subject to amortization.

The Company performed its annual goodwill impairment testing as of October 31, 2022, which resulted in no impairment. The annual goodwill impairment testing for 2021 and 2020 resulted in no impairment associated with the Capital Markets reporting unit.

The Company also evaluated its intangible assets and concluded there was no impairment in 2022, 2021 and 2020 associated with the Capital Markets reporting unit.

Note 12 *Fixed Assets*

(Amounts in thousands)	**December 31, 2022**	December 31, 2021
Furniture and equipment	**$ 53,138**	$ 54,763
Leasehold improvements	**78,266**	61,218
Software	**12,575**	12,603
Total	**143,979**	128,584
Accumulated depreciation and amortization	**(75,759)**	(76,823)
Fixed assets, net of accumulated depreciation and amortization	**$ 68,220**	$ 51,761

For the years ended December 31, 2022, 2021 and 2020, depreciation and amortization of furniture and equipment, leasehold improvements and software totaled $15.6 million, $12.6 million and $10.7 million, respectively, and are included in occupancy and equipment expense on the consolidated statements of operations.

Note 13 *Short-Term Financing*

The Company has an unsecured $75 million revolving credit facility with U.S. Bank N.A. The credit agreement will terminate on December 19, 2025, unless otherwise terminated, and is subject to a one-year extension exercisable at the option of the Company. This credit facility includes customary events of default and covenants that, among other things, require the Company's U.S. broker dealer subsidiary to maintain a minimum regulatory net capital of $120 million, limit the Company's leverage ratio, require maintenance of a minimum ratio of operating cash flow to fixed charges, and impose certain limitations on the Company's ability to make acquisitions and make payments on its capital stock. At December 31, 2022, there were no advances against this credit facility.

The Company's committed short-term bank line financing at December 31, 2022 consisted of a one-year $80 million committed revolving credit facility with U.S. Bank N.A., which has been renewed annually in the fourth quarter of each year since 2008. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires the Company's U.S. broker dealer subsidiary to maintain a minimum regulatory net capital of $120 million, and the unpaid principal amount of all advances under this facility will be due on December 8, 2023. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis. At December 31, 2022, the Company had no advances against this line of credit.

Note 14 *Long-Term Financing*

On October 15, 2019, the Company entered into a note purchase agreement with certain entities advised by Pacific Investment Management Company ("PIMCO"), under which the Company issued unsecured fixed rate senior notes ("Notes") in the amount of $175 million. The Notes consisted of two classes, Class A Notes and Class B Notes, with principal amounts of $50 million and $125 million, respectively. The Class A Notes were repaid by the Company upon maturity on October 15, 2021. The Class B Notes bear interest at an annual fixed rate of 5.20 percent and mature on October 15, 2023. Interest is payable semi-annually. The unpaid principal amount is due in full on the maturity date and may not be prepaid by the Company.

On April 3, 2020, the Company entered into unsecured promissory notes as part of the acquisition of Valence totaling $20 million. The Valence Notes were repaid in the first quarter of 2021.

Long-term financing arrangements are recorded at amortized cost which approximates fair value at December 31, 2022.

Note 15 *Contingencies, Commitments and Guarantees*

Legal Contingencies

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations ("SROs") which could result in adverse judgments, settlements, penalties, fines or other relief.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. Reasonably possible losses in excess of amounts accrued at December 31, 2022 are not material. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of reserves and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the consolidated statements of financial condition, results of operations or cash flows of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the results of operations and cash flows in that period and the financial condition as of the end of that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be reasonably possible.

The Securities and Exchange Commission ("SEC") is conducting an investigation of the Company regarding compliance with recordkeeping requirements for business-related communications sent over unapproved electronic messaging channels. The SEC has brought several recent enforcement actions relating to recordkeeping practices, and it is currently conducting numerous similar investigations of other financial institutions. The Company is cooperating with the investigation. No loss contingency has been reflected in the Company's consolidated financial statements as this contingency is neither probable nor reasonably estimable at this time. Management is currently unable to estimate a range of reasonably possible loss related to this investigation as it is in the early stages with no alleged damages specified.

Litigation-related reserve activity included within other operating expenses was immaterial for the years ended December 31, 2022, 2021 and 2020.

Operating Lease Commitments

The Company leases office space throughout the United States and in a limited number of foreign countries where its international operations reside. Aggregate minimum lease commitments on an undiscounted basis for the Company's operating leases (including short-term leases) as of December 31, 2022 were as follows:

(Amounts in thousands)	
2023	$ 25,155
2024	23,804
2025	22,944
2026	20,858
2027	16,983
Thereafter	29,249
Total	$ 138,993

The following table summarizes the Company's operating lease costs and sublease income:

	Year Ended December 31,		
(Amounts in millions)	**2022**	**2021**	**2020**
Operating lease costs	**$ 24.3**	$ 20.7	$ 21.9
Operating lease costs related to short-term leases	**1.3**	0.9	0.8
Sublease income	**0.4**	0.7	1.8

At December 31, 2022, the weighted average remaining lease term for operating leases was 6.2 years and the weighted average discount rate was 4.1 percent.

In December 2022, the Company entered into a lease agreement for its future corporate headquarters location in Minneapolis, Minnesota. As the Company anticipates taking possession of the space in 2024, no ROU lease asset or accrued lease liability is recorded in the consolidated statements of financial condition as of December 31, 2022. The Company's contractual rent commitment over the 15-year lease term is $53.1 million.

Investment Commitments

As of December 31, 2022, the Company had commitments to invest $96.3 million in limited partnerships or limited liability companies that make direct or indirect equity or debt investments in companies.

Other Guarantees

The Company is a member of numerous exchanges. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the exchange, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges often require members to post collateral. In addition, the Company identifies and guarantees certain clearing agents against specified potential losses in connection with providing services to the Company or its affiliates. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated statements of financial condition for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

Note 16 *Restructuring and Integration Costs*

The Company incurred the following restructuring and integration costs in conjunction with its acquisition activity:

	Year Ended December 31,		
(Amounts in thousands)	**2022**	**2021**	**2020**
Vacated leased office space	**$ 5,616**	$ 3,404	$ 2,481
Severance, benefits and outplacement	**652**	317	3,032
Contract termination	**—**	—	891
Total restructuring costs	**6,268**	3,721	6,404
Integration costs	**5,172**	1,003	4,351
Total restructuring and integration costs	**$ 11,440**	$ 4,724	$ 10,755

Note 17 *Shareholders' Equity*

The Company's amended and restated certificate of incorporation provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.

Common Stock

The holders of the Company's common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock of Piper Sandler Companies, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared out of funds legally available for that purpose. There are also restrictions on the payment of dividends as set forth in Note 22. The Company's board of directors determines the declaration and payment of dividends and is free to change the Company's dividend policy at any time.

Dividends

The Company's current dividend policy is intended to return a metric based on fiscal year net income to its shareholders.

In 2022, the Company declared and paid quarterly cash dividends on its common stock, aggregating $2.40 per share, and a special cash dividend on its common stock related to fiscal year 2021 results of $4.50 per share, totaling $107.5 million.

In 2021, the Company declared and paid quarterly cash dividends on its common stock, aggregating $1.95 per share, a special cash dividend on its common stock related to fiscal year 2020 results of $1.85 per share, and a special cash dividend on its common stock related to fiscal year 2021 results of $3.00 per share, totaling $99.4 million.

In 2020, the Company declared and paid quarterly cash dividends on its common stock, aggregating $1.25 per share, and a special cash dividend on its common stock related to fiscal year 2019 results of $0.75 per share, totaling $28.2 million.

On February 3, 2023, the board of directors declared both a quarterly and a special cash dividend on its common stock of $0.60 and $1.25 per share, respectively, to be paid on March 17, 2023, to shareholders of record as of the close of business on March 3, 2023. The special cash dividend relates to the Company's fiscal year 2022 results.

In the event that Piper Sandler Companies is liquidated or dissolved, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of Piper Sandler Companies preferred stock, if any, then outstanding. Currently, there is no outstanding preferred stock. The holders of the common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Sandler Companies common stock.

Share Repurchases

The Company purchases shares of common stock pursuant to share repurchase programs authorized by the Company's board of directors. The Company also purchases shares of common stock from restricted stock award recipients upon the award vesting or as recipients sell shares to meet their employment tax obligations.

The following table summarizes the repurchase programs authorized by the Company's board of directors:

Effective Date	Authorized Amount	Expiration Date	Remaining Authorization at December 31, 2022
May 6, 2022	$150.0 million	December 31, 2024	$138.2 million
January 1, 2022	$150.0 million	December 31, 2023	$—
January 1, 2020	$150.0 million	December 31, 2021	$—

The following table summarizes the Company's repurchase activity:

	Year Ended December 31,		
	2022	**2021**	**2020**
Shares repurchased pursuant to repurchase authorizations			
Common shares repurchased	**1,245,221**	417,903	188,319
Aggregate purchase price (in millions)	**$ 161.8**	$ 52.3	$ 13.1
Average price per share	**$ 129.95**	$ 125.03	$ 69.72
Shares repurchased from employees related to employment tax obligations			
Common shares repurchased	**172,156**	154,117	105,193
Aggregate purchase price (in millions)	**$ 25.5**	$ 17.7	$ 8.8
Average price per share	**$ 148.25**	$ 114.53	$ 84.00

Issuance of Shares

The Company issues common shares out of treasury stock as a result of employee restricted share vesting and exercise transactions as discussed in Note 19. During the years ended December 31, 2022, 2021 and 2020, the Company issued 953,293 shares, 918,024 shares and 309,089 shares, respectively, related to these obligations. During the year ended December 31, 2020, the Company also issued 34,205 common shares out of treasury stock for Sandler O'Neill deal consideration, as discussed in Note 4.

Preferred Stock

The Piper Sandler Companies board of directors has the authority, without action by its shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights associated with the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Piper Sandler Companies board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, the following: restricting dividends on its common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock and delaying or preventing a change in control of Piper Sandler Companies without further action by its shareholders.

Noncontrolling Interests

The consolidated financial statements include the accounts of Piper Sandler Companies, its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. Noncontrolling interests represent equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Sandler Companies. Noncontrolling interests represent the minority equity holders' proportionate share of the equity in the Company's alternative asset management funds.

Ownership interests in entities held by parties other than the Company's common shareholders are presented as noncontrolling interests within shareholders' equity, separate from the Company's own equity. Revenues, expenses and net income or loss are reported on the consolidated statements of operations on a consolidated basis, which includes amounts attributable to both the Company's common shareholders and noncontrolling interests. Net income or loss is then allocated between the Company and noncontrolling interests based upon their relative ownership interests. Net income applicable to noncontrolling interests is deducted from consolidated net income to determine net income applicable to the Company. There was no other comprehensive income or loss attributed to noncontrolling interests for the years ended December 31, 2022, 2021 and 2020.

Note 18 *Employee Benefit Plans*

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include health and welfare plans and a tax-qualified retirement plan (the "Retirement Plan"). During the years ended December 31, 2022, 2021 and 2020, the Company incurred employee benefits expenses of $33.8 million, $35.9 million and $25.5 million, respectively.

Health and Welfare Plans

Company employees who meet certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The health plans contain cost-sharing features such as deductibles and coinsurance.

The Company is self-insured for losses related to health claims, although it obtains third party stop loss insurance coverage on both an individual and a group plan basis. Self-insured liabilities are based on a number of factors, including historical claims experience, an estimate of claims incurred but not reported and valuations provided by third party actuaries. For the years ended December 31, 2022, 2021 and 2020, the Company recognized expense of $19.7 million, $20.0 million and $14.7 million, respectively, in compensation and benefits expense on the consolidated statements of operations related to its health plans.

Retirement Plan

The Retirement Plan is a defined contribution retirement savings plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of six percent of recognized compensation up to the social security taxable wage base. Effective January 1, 2021, the Retirement Plan was amended to provide for a discretionary profit sharing contribution by the Company. Payment and amount of the profit sharing contribution are determined annually on a discretionary basis. For the year ended December 31, 2022, the Company did not make a profit sharing contribution. For the year ended December 31, 2021, the Company contributed two percent of recognized compensation up to the social security taxable wage base for each eligible employee related to the profit sharing contribution. Although the Company's matching and profit sharing contributions vest immediately, a participant must be employed on December 31 to receive that year's employer contributions.

Note 19 *Compensation Plans*

Stock-Based Compensation Plans

The Company has four outstanding stock-based compensation plans: the Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"), the 2019 Employment Inducement Award Plan (the "2019 Inducement Plan"), the 2020 Employment Inducement Award Plan (the "2020 Inducement Plan") and the 2022 Employment Inducement Award Plan (the "2022 Inducement Plan"). The Company's equity awards are recognized on the consolidated statements of operations at grant date fair value over the service period of the award, less forfeitures.

The following table provides a summary of the Company's outstanding equity awards (in shares or units) as of December 31, 2022:

Restricted stock related to compensation plans	
Annual grants	803,468
Sign-on grants	124,135
Inducement grants	63,797
2019 Inducement Plan	47,353
2020 Inducement Plan	1,236,322
2022 Inducement Plan	161,030
Total restricted stock related to compensation plans	2,436,105
Restricted stock related to acquisitions (1)	1,783,721
Total restricted stock	4,219,826
Restricted stock units	188,328
Stock options	81,667

(1) Includes restricted stock with service conditions issued in conjunction with all acquisitions since January 1, 2020. See Note 4 for further discussion.

Incentive Plan

The Incentive Plan permits the grant of equity awards, including restricted stock, restricted stock units and non-qualified stock options, to the Company's employees and directors for up to 9.4 million shares of common stock (0.8 million shares remained available for future issuance under the Incentive Plan as of December 31, 2022). The Company believes that such awards help align the interests of employees and directors with those of shareholders and serve as an employee retention tool. The Incentive Plan provides for accelerated vesting of awards if there is a severance event, a change in control of the Company (as defined in the Incentive Plan), in the event of a participant's death, and at the discretion of the compensation committee of the Company's board of directors.

Restricted Stock Awards

Restricted stock grants are valued at the market price of the Company's common stock on the date of grant and are amortized over the requisite service period. The Company grants shares of restricted stock to employees as part of year-end compensation ("Annual Grants") and upon initial hiring or as a retention award ("Sign-on Grants" or "Inducement Grants").

The Company's Annual Grants are made each year in February. Annual Grants vest ratably over three years in equal installments. The Annual Grants provide for continued vesting after termination of employment, so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreements entered into upon termination. The Company determined the service inception date precedes the grant date for the Annual Grants, and that the post-termination restrictions do not meet the criteria for an in-substance service condition, as defined by ASC 718. Accordingly, restricted stock granted as part of the Annual Grants is expensed in the one-year period in which those awards are deemed to be earned, which is generally the calendar year preceding the February grant date. For example, the Company recognized compensation expense during fiscal year 2022 for its February 2023 Annual Grant. If an equity award related to the Annual Grants is forfeited as a result of violating the post-termination restrictions, the lower of the fair value of the award at grant date or the fair value of the award at the date of forfeiture is recorded within the consolidated statements of operations as a reversal of compensation expense.

Sign-on Grants are used as a recruiting tool for new employees and are issued to current employees as a retention tool. These awards have both cliff and ratable vesting terms, and the employees must fulfill service requirements in exchange for rights to the awards. Compensation expense is amortized on a straight-line basis from the grant date over the requisite service period, generally three to five years. Employees forfeit unvested shares upon termination of employment and a reversal of compensation expense is recorded.

Inducement Grants are issued as a retention tool in conjunction with certain acquisitions. During the year ended December 31, 2022, the Company granted $9.3 million (65,125 shares) in restricted stock under the Incentive Plan in conjunction with its 2022 acquisitions of Cornerstone Macro and Stamford Partners. These restricted shares are subject to graded vesting, and employees must fulfill service requirements in exchange for the rights to the restricted shares. Compensation expense is amortized on a straight-line basis over the requisite service period, generally three to four years. Employees forfeit unvested shares upon termination of employment and a reversal of compensation expense is recorded.

Annually, the Company grants stock to its non-employee directors. The stock-based compensation paid to non-employee directors is fully expensed on the grant date and included within outside services expense on the consolidated statements of operations.

Restricted Stock Units

The Company grants restricted stock units to its leadership team ("Leadership Grants"). Restricted stock units will vest and convert to shares of common stock at the end of each 36-month performance period only if the Company satisfies predetermined performance and/or market conditions over the performance period. Under the terms of these awards, the number of units that will actually vest and convert to shares will be based on the extent to which the Company achieves specified targets during each performance period. The maximum payout leverage under these grants is 150 percent.

Up to 75 percent of the award can be earned based on the Company achieving certain average adjusted return on equity targets, as defined in the terms of the award agreements. The fair value of this portion of the award was based on the closing price of the Company's common stock on the grant date. If the Company determines that it is probable that the performance condition will be achieved, compensation expense is amortized on a straight-line basis over the 36-month performance period. The probability that the performance condition will be achieved is reevaluated each reporting period with changes in estimated outcomes accounted for using a cumulative effect adjustment to compensation expense. Compensation expense will be recognized only if the performance condition is met. Employees forfeit unvested restricted stock units upon termination of employment with a corresponding reversal of compensation expense. As of December 31, 2022, the Company has determined that the probability of achieving the performance condition for each award is as follows:

Grant Year	Probability of Achieving Performance Condition
2022	32%
2021	75%
2020	75%

Up to 75 percent of the award can be earned based on the Company's total shareholder return relative to members of a predetermined peer group. The market condition must be met for the awards to vest and compensation cost will be recognized regardless if the market condition is satisfied. Compensation expense is amortized on a straight-line basis over the 36-month requisite service period (or earlier if age and service conditions are met, as described below). Employees forfeit unvested restricted stock units upon termination of employment with a corresponding reversal of compensation expense. For this portion of the awards, the fair value on the grant date was determined using a Monte Carlo simulation with the following assumptions:

Grant Year	Vesting Year	Risk-free Interest Rate	Expected Stock Price Volatility
2022	2025	1.80%	43.8%
2021	2024	0.23%	43.2%
2020	2023	1.40%	27.3%
2019	2022	2.50%	31.9%
2018	2021	2.40%	34.8%
2017	2020	1.62%	35.9%

Because the market condition portion of the awards vesting depends on the Company's total shareholder return relative to a peer group, the valuation modeled the performance of the peer group as well as the correlation between the Company and the peer group. The expected stock price volatility assumptions were determined using historical volatility, as correlation coefficients can only be developed through historical volatility. The risk-free interest rates were determined based on three-year U.S. Treasury bond yields.

The compensation committee of the Company's board of directors included defined retirement provisions in its Leadership Grants, beginning with the February 2018 grant. Certain grantees meeting defined age and service requirements will be fully vested in the awards as long as performance and post-termination obligations are met throughout the performance period. These retirement-eligible grants are expensed in the period in which those awards are deemed to be earned, which is the calendar year preceding the February grant date.

Stock Options

On February 15, 2018, the Company granted options to certain executive officers. These options are expensed on a straight-line basis over the required service period of five years, based on the estimated fair value of the award on the date of grant. The exercise price per share is equal to the closing price on the date of grant plus ten percent. These options are subject to graded vesting, beginning on the third anniversary of the grant date, so long as the employee remains continuously employed by the Company. The maximum term of these stock options is ten years.

The fair value of this stock option award was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate		2.82 %
Dividend yield		3.22 %
Expected stock price volatility		37.20 %
Expected life of options (in years)		7.0
Fair value of options granted (per share)	$	24.49

The risk-free interest rate assumption was based on the U.S. Treasury bond yield with a maturity equal to the expected life of the options. The dividend yield assumption was based on the assumed dividend payout over the expected life of the options. The expected stock price volatility assumption was determined using historical volatility, as correlation coefficients can only be developed through historical volatility. The expected life of options assumption was determined using the simplified method due to the Company's limited exercise information. The simplified method calculates the expected term as the midpoint of the vesting term and the original contractual term of the options.

Inducement Plans

Inducement plan awards are amortized as compensation expense on a straight-line basis over each respective vesting period. Employees forfeit unvested shares upon termination of employment and a reversal of compensation expense is recorded.

The Company established the 2019 Inducement Plan in conjunction with its acquisition of Weeden & Co L.P. ("Weeden & Co."). On August 2, 2019, the Company granted $7.3 million (97,752 shares) in restricted stock. These restricted shares are subject to graded vesting, generally beginning on the third anniversary of the grant date through August 2, 2023.

The Company established the 2020 Inducement Plan in conjunction with its acquisition of Sandler O'Neill. On January 3, 2020, the Company granted $96.9 million (1,217,423 shares) in restricted stock. These restricted shares have both cliff and graded vesting terms with vesting periods of 18 months, three years or five years (with a weighted average service period of 3.7 years). On April 3, 2020, the Company granted $5.5 million (114,000 shares) in restricted stock under the 2020 Inducement Plan in conjunction with its acquisition of Valence. These restricted shares are subject to graded vesting, generally beginning on the third anniversary of the grant date through April 3, 2025. On December 31, 2020, the Company granted $2.9 million (29,194 shares) in restricted stock under the 2020 Inducement Plan in conjunction with its acquisition of TRS. These restricted shares are subject to ratable vesting over a three-year vesting period.

The Company established the 2022 Inducement Plan in conjunction with its acquisition of DBO Partners. On October 7, 2022, the Company granted $17.4 million (161,030 shares) in restricted stock. These restricted shares are generally subject to ratable vesting over a five-year vesting period.

Stock-Based Compensation Activity

The following table summarizes the Company's stock-based compensation activity:

	Year Ended December 31,		
(Amounts in millions)	**2022**	**2021**	**2020**
Stock-based compensation expense	**$ 129.9**	$ 170.1	$ 120.8
Forfeitures	**1.5**	1.6	2.3
Tax benefit related to stock-based compensation expense	**17.5**	23.8	15.6

The following table summarizes the changes in the Company's unvested restricted stock:

	Unvested Restricted Stock (in Shares)	Weighted Average Grant Date Fair Value
December 31, 2019	**694,225**	**$ 78.52**
Granted	3,968,340	74.82
Vested	(283,934)	80.64
Canceled	(66,074)	77.68
December 31, 2020	**4,312,557**	**$ 74.99**
Granted	353,753	108.21
Vested	(850,355)	81.29
Canceled	(20,743)	90.27
December 31, 2021	**3,795,212**	**$ 76.59**
Granted	1,330,471	131.69
Vested	(890,629)	82.95
Canceled	(15,228)	129.10
December 31, 2022	**4,219,826**	**$ 92.43**

The fair value of restricted stock that vested during the years ended December 31, 2022, 2021 and 2020 was $73.9 million, $69.1 million and $22.9 million, respectively.

The following table summarizes the changes in the Company's unvested restricted stock units:

	Unvested Restricted Stock Units	Weighted Average Grant Date Fair Value
December 31, 2019	**114,315**	**$ 85.09**
Granted	56,066	86.01
Vested	(18,255)	84.10
Canceled	(6,078)	84.10
December 31, 2020	**146,048**	**$ 85.60**
Granted	62,569	103.69
Vested	(50,224)	92.93
Canceled	—	—
December 31, 2021	**158,393**	**$ 90.43**
Granted	69,693	148.90
Vested	(39,758)	75.78
Canceled	—	—
December 31, 2022	**188,328**	**$ 115.16**

As of December 31, 2022, there was $138.5 million of total unrecognized compensation cost related to restricted stock and restricted stock units expected to be recognized over a weighted average period of 3.4 years.

The following table summarizes the changes in the Company's outstanding stock options:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
December 31, 2019	**81,667**	**$ 99.00**	**8.1**	**$ —**
Granted	—	—		
Exercised	—	—		
Canceled	—	—		
Expired	—	—		
December 31, 2020	**81,667**	**$ 99.00**	**7.1**	**$ 155,167**
Granted	—	—		
Exercised	—	—		
Canceled	—	—		
Expired	—	—		
December 31, 2021	**81,667**	**$ 99.00**	**6.1**	**$ 6,493,343**
Granted	—	—		
Exercised	—	—		
Canceled	—	—		
Expired	—	—		
December 31, 2022	**81,667**	**$ 99.00**	**5.1**	**$ 2,547,194**
Options exercisable at December 31, 2021	**27,222**	**$ 99.00**	**6.1**	**$ 2,164,421**
Options exercisable at December 31, 2022	**54,444**	**$ 99.00**	**5.1**	**$ 1,698,108**

As of December 31, 2022, the remaining unrecognized compensation cost related to stock options was immaterial. There were no exercisable options at December 31, 2020.

The Company has a policy of issuing shares out of treasury (to the extent available) to satisfy share option exercises and restricted stock vesting. The Company expects to withhold approximately 0.4 million shares from employee equity awards vesting in 2023, related to employee individual income tax withholding obligations on restricted stock vesting. For accounting purposes, withholding shares to cover employees' tax obligations is deemed to be a repurchase of shares by the Company.

Deferred Compensation Plans

The Company maintains various deferred compensation arrangements for employees.

Mutual Fund Restricted Share Investment Plan

The Mutual Fund Restricted Share Investment Plan is a fully funded deferred compensation plan which allowed eligible employees to receive a portion of their incentive compensation in restricted mutual fund shares ("MFRS Awards") of investment funds. MFRS Awards are awarded to qualifying employees in February of each year, and represent a portion of their compensation for performance in the preceding year similar to the Company's Annual Grants. MFRS Awards vest ratably over three years in equal installments and provide for continued vesting after termination of employment so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreement entered into upon termination. Forfeitures are recorded as a reduction of compensation and benefits expense within the consolidated statements of operations. MFRS Awards are owned by employee recipients (subject to aforementioned vesting restrictions) and as such are not included on the consolidated statements of financial condition.

The Company recorded compensation expense of $104.7 million, $127.3 million and $77.2 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to employee MFRS Awards, less forfeitures. Forfeitures were $3.1 million, $3.5 million and $5.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Nonqualified Deferred Compensation Plan

The nonqualified deferred compensation plan is an unfunded plan which allows certain highly compensated employees, at their election, to defer a portion of their compensation. This plan was closed to future deferral elections by participants for performance periods beginning after December 31, 2017. The amounts deferred under this plan are held in a grantor trust. The Company invests, as a principal, in investments to economically hedge its obligation under the nonqualified deferred compensation plan. The investments in the grantor trust consist of mutual funds which are categorized as Level I in the fair value hierarchy. These investments totaled $15.9 million and $18.8 million as of December 31, 2022 and 2021, respectively, and are included in investments on the consolidated statements of financial condition. A corresponding deferred compensation liability is included in accrued compensation on the consolidated statements of financial condition. The compensation deferred by the employees was expensed in the period earned. Changes in the fair value of the investments made by the Company are reported in investment income and changes in the corresponding deferred compensation liability are reflected as compensation and benefits expense on the consolidated statements of operations.

Acquisition-Related Compensation Arrangements – Weeden & Co.

In addition to the 2019 Inducement Plan established in conjunction with the acquisition of Weeden & Co., the Company entered into acquisition-related compensation arrangements with certain Weeden & Co. equity owners, a portion of whom are now employees of the Company. Additional cash of up to $31.5 million was available to be earned if a net revenue target was achieved during the period from January 1, 2020 to June 30, 2021 (the "Weeden Earnout"). The Company paid $31.5 million related to the Weeden Earnout in the third quarter of 2021. Amounts payable to employees were recorded as compensation expense on the consolidated statements of operations over the requisite service period. Amounts payable to non-employee equity holders were recorded as a liability as of the acquisition date and adjusted through the statement of operations for any changes after the acquisition date. The Company recorded $6.5 million and $24.1 million in non-interest expenses related to the Weeden Earnout for the years ended December 31, 2021 and 2020, respectively.

The Company also granted $10.1 million in restricted cash for retention purposes. Compensation expense is amortized on a straight-line basis over the requisite service period. The restricted cash award is subject to graded vesting, beginning on the third anniversary of the grant date through August 2, 2023.

Note 20 *Earnings Per Share*

Basic earnings per common share is computed by dividing net income applicable to Piper Sandler Companies by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive stock options, restricted stock units and restricted shares.

The computation of EPS is as follows:

	Year Ended December 31,		
(Amounts in thousands, except per share data)	**2022**	**2021**	**2020**
Net income applicable to Piper Sandler Companies	**$ 110,674**	$ 278,514	$ 40,504
Shares for basic and diluted calculations:			
Average shares used in basic computation	**13,982**	14,265	13,781
Stock options	**16**	14	—
Restricted stock units	**196**	187	135
Restricted shares	**2,771**	2,488	985
Average shares used in diluted computation	**16,965**	16,955	14,901
Earnings per common share:			
Basic	**$ 7.92**	$ 19.52	$ 2.94
Diluted	**$ 6.52**	$ 16.43	$ 2.72

The anti-dilutive effects from stock options and restricted shares were immaterial for the years ended December 31, 2022 and 2021. The average shares used in the diluted computation excluded 1.7 million anti-dilutive stock options and restricted shares for the year ended December 31, 2020.

Note 21 *Revenues and Business Information*

The Company's activities as an investment bank and institutional securities firm constitute a single business segment. The substantial majority of the Company's net revenues and long-lived assets are located in the U.S.

Reportable financial results are as follows:

	Year Ended December 31,		
(Amounts in thousands)	**2022**	**2021**	**2020**
Capital Markets			
Investment banking			
Advisory services	**$ 776,428**	$ 1,026,138	$ 443,327
Corporate financing	**125,342**	362,797	295,333
Municipal financing	**107,739**	164,284	119,816
Total investment banking	**1,009,509**	1,553,219	858,476
Institutional brokerage			
Equity brokerage	**210,314**	154,067	161,445
Fixed income services	**194,953**	233,510	196,308
Total institutional brokerage	**405,267**	387,577	357,753
Interest income	**20,365**	6,967	13,164
Investment income/(loss)	**(23)**	94,032	23,265
Total revenues	**1,435,118**	2,041,795	1,252,658
Interest expense	**9,480**	10,734	14,445
Net revenues	**1,425,638**	2,031,061	1,238,213
Non-interest expenses	**1,291,269**	1,589,549	1,169,665
Pre-tax income	**$ 134,369**	$ 441,512	$ 68,548
Pre-tax margin	**9.4 %**	21.7 %	5.5 %

Note 22 *Net Capital Requirements and Other Regulatory Matters*

Piper Sandler & Co. is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. The Financial Industry Regulatory Authority, Inc. ("FINRA") serves as Piper Sandler & Co.'s primary SRO. Piper Sandler & Co. is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Sandler & Co. has elected to use the alternative method permitted by the SEC rule which requires that it maintain minimum net capital of $1.0 million. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Sandler & Co. are subject to certain approvals, notifications and other provisions of SEC and FINRA rules.

At December 31, 2022, net capital calculated under the SEC rule was $198.5 million, and exceeded the minimum net capital required under the SEC rule by $197.5 million.

The Company's committed short-term credit facility, revolving credit facility and its Class B Notes with PIMCO include covenants requiring Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million. The Company's fully disclosed clearing agreement with Pershing includes a covenant requiring Piper Sandler & Co. to maintain excess net capital of $120 million.

Piper Sandler Ltd., a broker dealer subsidiary registered in the United Kingdom, is subject to the capital requirements of the Prudential Regulation Authority and the Financial Conduct Authority. As of December 31, 2022, Piper Sandler Ltd. was in compliance with the capital requirements of the Prudential Regulation Authority and the Financial Conduct Authority.

Piper Sandler Hong Kong Limited is licensed by the Hong Kong Securities and Futures Commission, which is subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rule promulgated under the Securities and Futures Ordinance. At December 31, 2022, Piper Sandler Hong Kong Limited was in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Commission.

Note 23 *Income Taxes*

Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted by the U.S. federal government on March 27, 2020 in response to the COVID-19 pandemic, contains tax provisions allowing a five-year carry back of any net operating losses incurred during federal tax years 2018, 2019 and 2020, to periods when the corporate federal tax rate was 35 percent. ASC 740 requires companies to recognize the effect of tax law changes in the period of enactment. For the year ended December 31, 2020, the Company recorded $2.4 million of income tax benefits related to the tax provisions in the CARES Act.

The components of income tax expense are as follows:

	Year Ended December 31,		
(Amounts in thousands)	**2022**	**2021**	**2020**
Current:			
Federal	**$ 44,769**	$ 124,389	$ 43,445
State	**19,237**	36,793	14,551
Foreign	**2,390**	3,818	150
	66,396	165,000	58,146
Deferred:			
Federal	**(20,500)**	(41,980)	(27,995)
State	**(9,207)**	(10,874)	(10,510)
Foreign	**(3,500)**	(1,002)	(449)
	(33,207)	(53,856)	(38,954)
Total income tax expense	**$ 33,189**	$ 111,144	$ 19,192

A reconciliation of federal income taxes at statutory rates to the Company's effective tax rates is as follows:

(Amounts in thousands)	Year Ended December 31, 2022	2021	2020
Federal income tax expense at statutory rates	**$ 28,218**	$ 92,718	$ 14,395
Increase/(reduction) in taxes resulting from:			
Impact of the CARES Act	**—**	—	(2,438)
State income taxes, net of federal tax benefit	**7,501**	19,020	4,396
Net tax-exempt interest income	**(1,449)**	(754)	(1,661)
Foreign jurisdictions tax rate differential	**1,152**	978	48
Non-deductible compensation	**4,602**	9,013	6,163
Change in valuation allowance	**(4,935)**	49	446
Vestings of stock awards	**(5,646)**	(2,732)	(337)
Income/(loss) attributable to noncontrolling interests	**1,994**	(10,889)	(1,859)
Other, net	**1,752**	3,741	39
Total income tax expense	**$ 33,189**	$ 111,144	$ 19,192

In accordance with ASC 740, U.S. income taxes are not provided on undistributed earnings of international subsidiaries that are permanently reinvested. As of December 31, 2022, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of the Company's foreign earnings to the U.S.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred income tax assets consisted of the following items:

(Amounts in thousands)	December 31, 2022	December 31, 2021
Deferred tax assets:		
Deferred compensation	**$ 141,160**	$ 118,470
Accrued lease liability	**25,428**	22,086
Goodwill tax basis in excess of book basis	**47,463**	40,183
Net operating loss carryforwards	**3,659**	5,094
Liabilities/accruals not currently deductible	**2,667**	3,019
Other	**6,781**	4,241
Total deferred tax assets	**227,158**	193,093
Valuation allowance	**(159)**	(5,094)
Deferred tax assets after valuation allowance	**226,999**	187,999
Deferred tax liabilities:		
Right-of-use lease asset	**20,010**	17,430
Unrealized gains on firm investments	**5,532**	3,533
Fixed assets	**9,891**	8,372
Other	**564**	464
Total deferred tax liabilities	**35,997**	29,799
Net deferred tax assets	**$ 191,002**	$ 158,200

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets, with the exception of $0.2 million in state net operating loss carryforwards. For the year ended December 31, 2022, the Company recorded a reversal of the deferred tax asset valuation allowance related to Piper Sandler Ltd.

The Company accounts for unrecognized tax benefits in accordance with the provisions of ASC 740, which requires tax reserves to be recorded for uncertain tax positions on the consolidated statements of financial condition. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Amounts in thousands)		
Balance at December 31, 2019	**$**	**4,259**
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		—
Reductions for tax positions of prior years		(3,212)
Settlements		(943)
Balance at December 31, 2020	**$**	**104**
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		1,743
Reductions for tax positions of prior years		(38)
Settlements		(66)
Balance at December 31, 2021	**$**	**1,743**
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		408
Reductions for tax positions of prior years		—
Settlements		—
Balance at December 31, 2022	**$**	**2,151**

As of December 31, 2022, approximately $2.2 million of the Company's unrecognized tax benefits would impact the annual effective rate, if recognized.

The Company recorded a liability of $2.2 million and $1.7 million for uncertain state income tax positions in 2022 and 2021, respectively. In 2020, the Company recorded a $3.2 million reversal related to a liability for uncertain income tax positions associated with the acquisition of Weeden & Co. that was recorded in 2019. These amounts were recorded as measurement period adjustments and included a corresponding indemnification asset. The Company paid a settlement of $0.9 million in 2020, for which the Company was indemnified.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. The Company had $0.4 million and $0.3 million accrued related to the payment of interest and penalties at December 31, 2022 and 2021, respectively. The Company had no accruals related to the payment of interest and penalties at December 31, 2020. The Company or one of its subsidiaries files income tax returns with the various states and foreign jurisdictions in which the Company operates. The Company is not subject to examination by U.S. federal tax authorities for years before 2019 and is not subject to examination by state and local or non-U.S. tax authorities for taxable years before 2018. The Company anticipates the majority of its uncertain income tax positions will be resolved within the next twelve months.

Note 24 *Parent Company only and PSLS*

Parent Company only

Condensed Statements of Financial Condition

(Amounts in thousands)	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	**$ 200**	$ 200
Investment in and advances to subsidiaries	**1,221,123**	1,270,666
Other assets	**10,435**	15,545
Total assets	**$ 1,231,758**	$ 1,286,411
Liabilities and Shareholders' Equity		
Long-term financing	**$ 125,000**	$ 125,000
Accrued compensation	**48,414**	94,795
Other liabilities and accrued expenses	**4,271**	4,406
Total liabilities	**177,685**	224,201
Shareholders' equity	**1,054,073**	1,062,210
Total liabilities and shareholders' equity	**$ 1,231,758**	$ 1,286,411

Condensed Statements of Operations

	Year Ended December 31,		
(Amounts in thousands)	**2022**	**2021**	**2020**
Revenues:			
Dividends from subsidiaries	**$ 172,383**	$ 74,456	$ 42,450
Interest income	**1,235**	508	829
Investment income/(loss)	**(3,461)**	2,723	1,565
Total revenues	**170,157**	77,687	44,844
Interest expense	**6,759**	8,606	10,568
Net revenues	**163,398**	69,081	34,276
Non-interest expenses:			
Total non-interest expenses	**4,497**	7,522	2,049
Income before income tax expense and equity in income of subsidiaries	**158,901**	61,559	32,227
Income tax expense	**41,050**	15,636	8,186
Income of parent company	**117,851**	45,923	24,041
Equity in undistributed/(distributed in excess of) income of subsidiaries	**(7,177)**	232,591	16,463
Net income applicable to Piper Sandler Companies	**$ 110,674**	$ 278,514	$ 40,504

Condensed Statements of Cash Flows

(Amounts in thousands)	Year Ended December 31, 2022	2021	2020
Operating Activities:			
Net income	**$ 110,674**	$ 278,514	$ 40,504
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	**941**	1,019	525
Equity distributed in excess of/(in undistributed) income of subsidiaries	**7,177**	(232,591)	(16,463)
Net cash provided by operating activities	**118,792**	46,942	24,566
Financing Activities:			
Repayment of long-term financing	**—**	(70,000)	—
Advances from subsidiaries	**176,070**	192,309	25,571
Repurchase of common stock	**(187,334)**	(69,901)	(21,965)
Payment of cash dividend	**(107,528)**	(99,350)	(28,172)
Net cash used in financing activities	**(118,792)**	(46,942)	(24,566)
Net change in cash and cash equivalents	**—**	—	—
Cash and cash equivalents at beginning of year	**200**	200	200
Cash and cash equivalents at end of year	**$ 200**	$ 200	$ 200

PSLS

Condensed Statements of Financial Condition

(Amounts in thousands)	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	**$ 4,362**	$ 5,075
Right-of-use lease asset	**514**	1,062
Fee receivables	**1,392**	1,656
Prepaid expenses	**115**	110
Other assets	**807**	644
Total assets	**$ 7,190**	$ 8,547
Liabilities and Shareholder's Equity		
Accrued compensation	**$ 2,998**	$ 3,446
Accrued lease liability	**514**	1,062
Other liabilities and accrued expenses	**373**	1,122
Total liabilities	**3,885**	5,630
Shareholder's equity	**3,305**	2,917
Total liabilities and shareholder's equity	**$ 7,190**	$ 8,547

Piper Sandler Companies

Supplementary Data

Quarterly Information (unaudited)

(Amounts in thousands, except per share data)	2022 Fiscal Quarter			
	First	**Second**	**Third**	**Fourth**
Total revenues	$ 352,846	$ 354,546	$ 334,402	$ 393,324
Interest expense	2,201	2,355	2,649	2,275
Net revenues	350,645	352,191	331,753	391,049
Total non-interest expenses	315,008	315,031	312,851	348,379
Income before income tax expense	35,637	37,160	18,902	42,670
Income tax expense	10,979	9,385	8,169	4,656
Net income	24,658	27,775	10,733	38,014
Net income/(loss) applicable to noncontrolling interests	(11,993)	6,385	(3,799)	(87)
Net income applicable to Piper Sandler Companies	$ 36,651	$ 21,390	$ 14,532	$ 38,101
Earnings per common share				
Basic	$ 2.53	$ 1.53	$ 1.05	$ 2.79
Diluted	$ 2.12	$ 1.26	$ 0.87	$ 2.25
Dividends declared per common share	$ 5.10	$ 0.60	$ 0.60	$ 0.60
Weighted average number of common shares outstanding				
Basic	14,481	14,018	13,775	13,663
Diluted	17,294	16,920	16,733	16,925

(Amounts in thousands, except per share data)	2021 Fiscal Quarter			
	First	**Second**	**Third**	**Fourth**
Total revenues	$ 431,387	$ 511,344	$ 448,233	$ 650,831
Interest expense	2,780	2,696	2,668	2,590
Net revenues	428,607	508,648	445,565	648,241
Total non-interest expenses	345,740	394,588	369,855	479,366
Income before income tax expense	82,867	114,060	75,710	168,875
Income tax expense	17,274	27,066	23,512	43,292
Net income	65,593	86,994	52,198	125,583
Net income applicable to noncontrolling interests	16,134	17,173	6,477	12,070
Net income applicable to Piper Sandler Companies	$ 49,459	$ 69,821	$ 45,721	$ 113,513
Earnings per common share				
Basic	$ 3.44	$ 4.86	$ 3.22	$ 8.04
Diluted	$ 3.00	$ 4.12	$ 2.68	$ 6.54
Dividends declared per common share	$ 2.25	$ 0.45	$ 0.55	$ 3.55
Weighted average number of common shares outstanding				
Basic	14,374	14,358	14,213	14,119
Diluted	16,467	16,951	17,047	17,357

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

ITEM 9A. *CONTROLS AND PROCEDURES.*

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and our principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (b) accumulated and communicated to our management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding disclosure.

During the fourth quarter of our fiscal year ended December 31, 2022, there was no change in our system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the attestation report of our independent registered public accounting firm on management's assessment of internal control over financial reporting are included in Part II, Item 8 of this Form 10-K entitled "Financial Statements and Supplementary Data" and are incorporated herein by reference.

ITEM 9B. *OTHER INFORMATION.*

None.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information regarding our executive officers included in Part I, Item 1 of this Form 10-K under the caption "Information About our Executive Officers" is incorporated herein by reference. The information in the definitive proxy statement for our 2023 annual meeting of shareholders to be held on May 17, 2023, under the captions "Proposal One — Election of Directors," "Information Regarding the Board of Directors and Corporate Governance — Committees of the Board — Audit Committee," "Information Regarding the Board of Directors and Corporate Governance — Codes of Ethics and Business Conduct" and "Delinquent Section 16(a) Reports" is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information in the definitive proxy statement for our 2023 annual meeting of shareholders to be held on May 17, 2023, under the captions "Executive Compensation," "Certain Relationships and Related Transactions — Compensation Committee Interlocks and Insider Participation," "Information Regarding the Board of Directors and Corporate Governance — Compensation Program for Non-Employee Directors" and "Information Regarding the Board of Directors and Corporate Governance — Non-Employee Director Compensation for 2022" is incorporated herein by reference.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.***

The information in the definitive proxy statement for our 2023 annual meeting of shareholders to be held on May 17, 2023, under the captions "Security Ownership — Beneficial Ownership of Directors, Nominees and Executive Officers," "Security Ownership — Beneficial Owners of More than Five Percent of Our Common Stock" and "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End" is incorporated herein by reference.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.***

The information in the definitive proxy statement for our 2023 annual meeting of shareholders to be held on May 17, 2023, under the captions "Information Regarding the Board of Directors and Corporate Governance — Director Independence," "Certain Relationships and Related Transactions — Transactions with Related Persons" and "Certain Relationships and Related Transactions — Review and Approval of Transactions with Related Persons" is incorporated herein by reference.

ITEM 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES.***

The information in the definitive proxy statement for our 2023 annual meeting of shareholders to be held on May 17, 2023, under the captions "Audit Committee Report and Payment of Fees to Our Independent Auditor — Auditor Fees" and "Audit Committee Report and Payment of Fees to Our Independent Auditor — Auditor Services Pre-Approval Policy" is incorporated herein by reference.

PART IV

ITEM 15. ***EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.***

(a)(1) FINANCIAL STATEMENTS OF THE COMPANY.

The Consolidated Financial Statements are incorporated herein by reference and included in Part II, Item 8 of this Form 10-K.

(a)(2) FINANCIAL STATEMENT SCHEDULES.

All financial statement schedules for the Company have been included in the Consolidated Financial Statements or the related footnotes, or are either inapplicable or not required.

(a)(3) EXHIBITS.

Exhibit Index

Exhibit Number	Description
2.1	Separation and Distribution Agreement dated as of December 23, 2003, between U.S. Bancorp and Piper Sandler Companies (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed March 8, 2004). #
2.2	Agreement and Plans of Merger, dated July 9, 2019, by and among Piper Sandler Companies, SOP Holdings, LLC, Sandler O’Neill & Partners Corp., Sandler O’Neill & Partners, L.P. and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed July 10, 2019). #
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed August 3, 2007).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed January 6, 2020).
3.3	Amended and Restated Bylaws (as of February 9, 2023) (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed February 10, 2023).

Exhibit Index

Exhibit Number	Description
4.1	Form of Specimen Certificate for Piper Sandler Companies Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed February 26, 2018).
4.2	Description of Securities (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020).
10.1	Form of director indemnification agreement between Piper Sandler Companies and its directors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 17, 2014). †
10.2	Office Lease Agreement, dated May 30, 2012, by and among Piper Sandler & Co. and Wells REIT – 800 Nicollett Avenue Owner, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 1, 2012).
10.3	Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (as amended and restated May 15, 2020) (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed May 22, 2020). †
10.4	Form of Performance Share Unit Agreement for 2019 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed February 26, 2019). †
10.5	Form of Performance Share Unit Agreement for 2020 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020). †
10.6	Form of Performance Share Unit Agreement for 2021 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed February 25, 2021). †
10.7	Form of Performance Share Unit Agreement for 2022 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed February 25, 2022). †
10.8	Form of Performance Share Unit Agreement for 2023 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan. †*
10.9	Piper Sandler Companies Deferred Compensation Plan for Non-Employee Directors, as amended and restated effective May 4, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2016, filed August 5, 2016). †
10.10	Summary of Non-Employee Director Compensation Program. †*
10.11	Form of Notice Period Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007). †
10.12	Amended and Restated Credit Agreement, dated December 20, 2022, by and between Piper Sandler Companies and U.S. Bank National Association. *
10.13	Amended and Restated Loan Agreement, dated December 28, 2012, between Piper Sandler & Co. and U.S. Bank National Association (as conformed through the Tenth Amendment to Amended and Restated Loan Agreement, dated December 9, 2022). *
10.14	Piper Sandler Companies Amended and Restated Mutual Fund Restricted Share Investment Plan, effective as of November 16, 2022. †*
10.15	Form of Non-Qualified Stock Option Agreement for 2018 Promotional Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 9, 2018). †
10.16	Form of Non-Qualified Stock Option Agreement for 2023 Special Grant under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 10, 2023). †

Exhibit Index

Exhibit Number	Description
10.17	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2019 (related to performance in 2018) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed February 26, 2019). †
10.18	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2020 (related to performance in 2019) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020). †
10.19	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2021 (related to performance in 2020) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed February 25, 2021). †
10.20	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2022 (related to performance in 2021) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed February 25, 2022). †
10.21	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2023 (related to performance in 2022) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan. †*
10.22	Piper Sandler Companies 2019 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed March 13, 2019). †
10.23	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2019 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed March 13, 2019). †
10.24	Letter Agreement, dated July 8, 2019, by and between Piper Sandler Companies and Jonathan J. Doyle (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed January 6, 2020). †
10.25	Amendment Letter, dated March 10, 2021, by and between Piper Sandler Companies and Jonathan J. Doyle (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed May 6, 2021). †
10.26	Equity Consideration Restricted Stock Agreement, dated July 9, 2019, by and between Piper Sandler Companies and Jonathan J. Doyle (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020). †
10.27	Piper Sandler Companies 2020 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.28	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2020 Employment Inducement Award Plan (18-Month Cliff Vesting) (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.29	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2020 Employment Inducement Award Plan (3-Year Cliff Vesting) (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.30	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2020 Employment Inducement Award Plan (Years 3, 4 and 5 Pro-rata Vesting) (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.31	Piper Sandler Companies 2022 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed September 23, 2022). †

Exhibit Index

Exhibit Number	Description
21.1	Subsidiaries of Piper Sandler Companies *
23.1	Consent of Ernst & Young LLP *
24.1	Power of Attorney *
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer. *
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer. *
32.1	Section 1350 Certifications. **
101	The following financial information from our Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Consolidated Financial Statements. *
104	The cover page from our Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL and included in Exhibit 101. *

The Company hereby agrees to furnish supplementally to the Commission upon request any omitted exhibit or schedule.

† This exhibit is a management contract or compensatory plan or agreement.

* Filed herewith.

** This information is furnished and not filed for purposes of Section 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

ITEM 16. *FORM 10-K SUMMARY.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 24, 2023.

PIPER SANDLER COMPANIES

By	/s/ Chad R. Abraham
Name	Chad R. Abraham
Its	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 24, 2023.

SIGNATURE	TITLE
/s/ Chad R. Abraham Chad R. Abraham	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ Timothy L. Carter Timothy L. Carter	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Jonathan J. Doyle Jonathan J. Doyle	Director
/s/ William R. Fitzgerald William R. Fitzgerald	Director
/s/ Victoria M. Holt Victoria M. Holt	Director
/s/ Robbin Mitchell Robbin Mitchell	Director
/s/ Thomas S. Schreier Jr. Thomas S. Schreier Jr.	Director
/s/ Sherry M. Smith Sherry M. Smith	Director
/s/ Philip E. Soran Philip E. Soran	Director
/s/ Brian R. Sterling Brian R. Sterling	Director
/s/ Scott C. Taylor Scott C. Taylor	Director

SHAREHOLDER INFORMATION

Corporate Headquarters
Piper Sandler Companies
Mail Stop J12NSH
800 Nicollet Mall, Suite 900
Minneapolis, MN 55402
612 303-6000

Company Website
www.pipersandler.com

Common Stock Listing
New York Stock Exchange (symbol: PIPR)

Stock Transfer Agent and Registrar
Broadridge acts as transfer agent and registrar for Piper Sandler Companies and maintains all shareholder records for the company. If you have questions regarding the Piper Sandler Companies stock you own, stock transfers, address corrections or changes, lost stock certificates or duplicate mailings, please contact Broadridge.

Online:
shareholder.broadridge.com/PIPR

Telephone:
Toll-Free 800 872-4409
Outside of U.S. 720 501-4324
Shareowner relations specialists available Monday through Friday, 9 a.m. to 6 p.m. ET

Written correspondence:
Broadridge Corporate Issuer Solutions, Inc
PO Box 1342
Brentwood, NY 11717

Certified and overnight delivery:
Broadridge Corporate Issuer Solutions, Inc
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

Independent Accountants
Ernst & Young LLP

Investor Inquiries
Shareholders, securities analysts and investors seeking more information about the company should contact Tim Carter, chief financial officer, at 612 303-5607 or investorrelations@psc.com; or the corporate headquarters address.

Website Access to SEC Reports and Corporate Governance Information
Piper Sandler Companies makes available free of charge on its website, www.pipersandler.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as all other reports filed by Piper Sandler Companies with the Securities and Exchange Commission, as soon as reasonably practicable after it electronically files them with, or furnishes them to, the Securities and Exchange Commission. These reports are also available at the Securities and Exchange Commission website, www.sec.gov.

Piper Sandler Companies also makes available free of charge on its website the company's codes of ethics and business conduct, its corporate governance principles and the charters of the audit, compensation, and nominating and governance committees of the board of directors. Printed copies of these materials will be mailed upon request.

Dividends
Piper Sandler Companies began paying cash dividends on its common stock in 2017. The decision to pay future dividends is at the discretion of the board of directors.

FORWARD-LOOKING STATEMENTS

This annual report and the preceding letter to shareholders contain forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are subject to significant risks and uncertainties that are difficult to predict. A number of these risks and uncertainties are described in our reports filed or furnished with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2022. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.


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